                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              ---------------------

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

             RULE 13-E TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. _________)

                             INVESTORSBANCORP, INC.
                              (Name of the Issuer)

                             INVESTORSBANCORP, INC.
                           INVESTORS SUBSIDIARY, INC.
       GEORGE R. SCHONATH, JENN SCHONATH, SARAH SCHONATH, EMILY SCHONATH,
 THOMAS EVANS, EMILY A. SCHONATH IRREVOCABLE TRUST, DATED DECEMBER 31, 1996 AND
          SARAH E. SCHONATH IRREVOCABLE TRUST, DATED DECEMBER 31, 1996
                    (Name of the Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    461833105
                      (CUSIP Number of Class of Securities)

                                John E. Freechack
              Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC
                        333 West Wacker Drive, Suite 2700
                             Chicago, Illinois 60606
                                 (312) 984-3100
           (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c.   [ ] A tender offer.

         d.   [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

                            CALCULATION OF FILING FEE

Transaction Valuation*                              Amount Of Filing Fee
------------------------------------------------------------------------
   $5,697,817.80                                       $460.95

* For purposes of calculating the filing fee only. Determined by (1) multiplying 398,259 shares of common stock, par value $.01 per share, of InvestorsBancorp, Inc. by $14.20 per share, and (2) adding thereto $42,540.00 anticipated to be paid to certain persons holding options to acquire shares of common stock in consideration of cancellation of such options (assuming an aggregate of 6,200 options are cancelled in exchange for cash in the transaction).

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid              Filing party:

Form or registration no.:           Date filed:

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

SUMMARY TERM SHEET...............................................................................................    1
   The Parties...................................................................................................    1
   Overview of The Merger........................................................................................    1
   Background of the Merger......................................................................................    2
   Reasons for the Merger; Fairness of the Merger................................................................    2
   Valuation of Financial Advisor................................................................................    3
   Purpose and Structure of the Merger...........................................................................    3
   Certain Effects of the Merger.................................................................................    4
   Voting Requirements...........................................................................................    4
   Appraisal Rights..............................................................................................    4
   Interests of Certain Persons in the Merger....................................................................    4
   Financing of the Merger.......................................................................................    5
   Certain Federal Income Tax Consequences.......................................................................    5
   The Merger Agreement..........................................................................................    6
INTRODUCTION.....................................................................................................    7
   The Parties...................................................................................................    7
   The Merger....................................................................................................    8
SPECIAL FACTORS..................................................................................................    9
   Background of the Merger......................................................................................    9
   Reasons for the Merger; Fairness of the Merger................................................................   16
   Valuation of Financial Advisor................................................................................   22
   Purpose and Structure of the Merger...........................................................................   28
   Certain Effects of the Merger; Plans or Proposals after the Merger............................................   28
   Effects of the Merger on Shareholders of InvestorsBancorp.....................................................   30
   Voting Requirements...........................................................................................   32
   Appraisal Rights..............................................................................................   33
   Interests of Certain Persons in the Merger....................................................................   33
   Financing of the Merger.......................................................................................   35
   Certain Federal Income Tax Consequences of the Merger.........................................................   36
CERTAIN TERMS OF THE MERGER......................................................................................   37
   The Merger Agreement..........................................................................................   37
   Regulatory Requirements.......................................................................................   42
   Accounting Treatment..........................................................................................   42
   Fees and Expenses.............................................................................................   42
FINANCIAL INFORMATION............................................................................................   43
   Selected Historical Financial Data............................................................................   43
MARKET PRICE OF INVESTORSBANCORP COMMON STOCK AND DIVIDEND INFORMATION...........................................   44
   Comparative Market Price Data.................................................................................   44
   Dividends.....................................................................................................   45
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...................................................   45
COMMON STOCK PURCHASE INFORMATION................................................................................   46
   Prior Stock Purchases.........................................................................................   46
   Recent Transactions...........................................................................................   48

INFORMATION ABOUT THE DIRECTORS, OFFICERS AND SCHONATH SHAREHOLDERS..............................................   48
   Information about the Directors and Executive Officers of InvestorsBancorp....................................   48
   Information about the Directors and Executive Officers of Investors Subsidiary................................   50
   Information about the Schonath Shareholders...................................................................   52
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................................................................   53
   Related Transactions..........................................................................................   53
   Agreements Involving InvestorsBancorp's Securities............................................................   53
OTHER MATTERS....................................................................................................   54
   Reports, Opinions, Appraisals and Negotiations................................................................   54
   Forward Looking Statements....................................................................................   54
   Where You Can Find More Information...........................................................................   54
   Information Incorporated by Reference.........................................................................   55
TRANSACTION STATEMENT............................................................................................   56

                               SUMMARY TERM SHEET

         This summary highlights selected information from this transaction statement about the proposed merger between InvestorsBancorp, Inc. and Investors Subsidiary, Inc. and may not include all of the information that may be important to you. To better understand the merger and for a more complete description of the terms of the merger, you should read this entire document and the documents to which it refers carefully.

         In this transaction statement, "InvestorsBancorp," "we," "our," "ours," "us" and the "company" refer to InvestorsBancorp, Inc. We use the term "Investors Subsidiary" to refer to Investors Subsidiary, Inc., and "merger agreement" to refer to the Agreement and Plan of Merger between InvestorsBancorp and Investors Subsidiary. The term "Schonath shareholders" means George R. Schonath, Jenn Schonath, Sarah E. Schonath, Emily A. Schonath, Thomas Evans, the Emily A. Schonath Irrevocable Trust and the Sarah E. Schonath Irrevocable Trust. The term "non-continuing shareholders" of InvestorsBancorp means all holders of common stock of InvestorsBancorp other than the Schonath shareholders. References to "common stock" or "shares" refer to InvestorsBancorp's common stock, par value $0.01 per share.

THE PARTIES
(see pages ___ and pages ___)

         The parties to the merger are:

         - InvestorsBancorp, a Wisconsin corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended, with a business address of W239 N1700 Busse Road, Waukesha, Wisconsin, 53188-1160, and a business telephone number of (262) 523-1000; and

         - Investors Subsidiary, a newly-formed Wisconsin corporation organized as a wholly-owned subsidiary of InvestorsBancorp for the sole purpose of the merger, with a business address of W239 N1700 Busse Road, Waukesha, Wisconsin, 53188-1160, and a business telephone number of (262) 523-1000.

         In addition to InvestorsBancorp and Investors Subsidiary, the Schonath shareholders, some of whom were involved in structuring the transaction and who will remain shareholders of InvestorsBancorp following the merger, are filing this Rule 13e-3 transaction statement on Schedule 13e-3. For more information about the Schonath shareholders, please see "Information About the Directors, Officers and Schonath Shareholders--Information about the Schonath Shareholders" on pages ___ through ___.

OVERVIEW OF THE MERGER
(see page ____)

         On March 25, 2003, InvestorsBancorp and Investors Subsidiary entered into the merger agreement, under which it is anticipated that Investors Subsidiary will merge with and into InvestorsBancorp. In the merger,

         - each share of common stock owned of record by non-continuing shareholders of InvestorsBancorp will be converted into, and will represent the right to receive, $14.20 in cash; and

         - each share of common stock owned of record by the Schonath shareholders will continue to represent one share of common stock of InvestorsBancorp following the merger, except for 5,743 shares held in individual retirement accounts by certain of the Schonath shareholders and 5,375 shares held by George Schonath and Jenn Schonath, each of which will be converted into the right to receive $14.20 in cash.

         The merger is expected to be consummated in July 2003.

         A copy of the Agreement and Plan of Merger, dated as of March 25, 2003, between InvestorsBancorp and Investors Subsidiary is attached as Appendix A to this transaction statement.

BACKGROUND OF THE MERGER
(see pages ______)

         For a description of the events leading to the approval of the merger agreement by our board of directors and the reasons for their approval, you should refer to "Special Factors--Background of the Merger," "--Reasons for the Merger; Fairness of the Merger" and "--Purpose and Structure of the Merger" on pages ___.

REASONS FOR THE MERGER; FAIRNESS OF THE MERGER
(see pages ______)

         InvestorsBancorp's primary reasons for the merger include the following:

         - we will realize cost savings because we will no longer be required to make periodic public reports under the Securities Exchange Act, and will no longer incur the expenses relating to shareholder communications;

         - continuing as a public company offers few advantages to us or our shareholders, in that there is little liquidity for our common stock, and, because our earnings are sufficient to support growth, we do not depend on raising capital in the public market;

         - the merger allows the non-continuing shareholders to receive fair value for their shares in an illiquid market;

         - following the merger, we will be able to make an election under Subchapter S of the Internal Revenue Code, substantially reducing corporate level income taxation, which will reduce our expenses and increase cash flow;

         - management will be able to refocus time spent on shareholder administrative duties to our banking subsidiary, InvestorsBank;

         - operating as a private company will allow George Schonath, the controlling shareholder and Chief Executive Officer of InvestorsBancorp, to focus on financial and business goals that may differ from those of the non-continuing shareholders; and

         - the merger will allow us to "go private" more quickly and less expensively than other structures considered by our board of directors.

         With the exception of George R. Schonath, who recused himself from voting on any matters relating to InvestorsBancorp's going private transaction, the board of directors of InvestorsBancorp unanimously determined that the merger agreement and the merger are in the best interests of InvestorsBancorp's shareholders, including the non-continuing shareholders, and unanimously approved the merger agreement and the merger.

         In the course of determining that the merger agreement and the merger are in the best interests of InvestorsBancorp's shareholders, including the non-continuing shareholders, the board, after consulting with legal and financial advisors, considered a number of factors in making their determination. To review the reasons for the merger in greater detail, please see pages ___ through ___.

         In addition, under the federal securities laws, Investors Subsidiary and the Schonath shareholders are required to join in the filing of this transaction statement. All of those persons adopt the analyses and conclusions of the InvestorsBancorp board of directors. Please see pages ___ through ___.

VALUATION OF FINANCIAL ADVISOR
(see pages ___)

         In contemplation of the merger, our board of directors retained and considered a valuation of our common stock prepared by Wipfli Ullrich Bertelson LLP, a financial advisory and consulting firm that, among other things, regularly provides valuations to financial institutions. InvestorsBancorp retained Wipfli because of its expertise in providing valuations to financial institutions.

         After considering all relevant factors, Wipfli concluded that, in its opinion, the fair value of InvestorsBancorp as a going concern was approximately $14.5 million, or $13.71 per share, as of January 3, 2003, and approximately $15.0 million, or $14.20 per share, as of March 19, 2003. The Wipfli valuation is not a fairness opinion.

         On April 16, 2003, Wipfli provided a corrected valuation to the board, which indicated that the fair value of InvestorsBancorp as a going concern as of January 3, 2003 was approximately $14.1 million, or $13.37 per share. The corrected valuation had no effect on the fair value of InvestorsBancorp as of March 19, 2003.

         We have attached Wipfli's valuation and corrected valuation to this transaction statement as Appendix B-1 and Appendix B-2, respectively. You should read them completely to understand the assumptions made, matters considered and limitations of the review made by Wipfli in providing its valuation.

PURPOSE AND STRUCTURE OF THE MERGER
(see page ____)

         The primary purpose of the merger is to consolidate ownership of all of the common stock of InvestorsBancorp in the Schonath shareholders, which will discontinue InvestorsBancorp's SEC reporting requirements, allow InvestorsBancorp to make an election under Subchapter S of the Internal Revenue Code, and allow InvestorsBancorp management to refocus time spent on shareholder administrative duties to operational and business goals.

         The going private transaction has been structured as a parent/subsidiary merger because InvestorsBancorp's board of directors believes that this structure represents the most cost-effective and efficient way of achieving its objectives in going private.

CERTAIN EFFECTS OF THE MERGER
(see page _____)

         The merger is a going private transaction for InvestorsBancorp. As a result of the merger, among other things:

         - because of the reduction of the total number of holders of the shares of common stock to less than 300, InvestorsBancorp will terminate its status as a reporting company with the SEC;

         - InvestorsBancorp's common stock will no longer be traded over the OTC Bulletin Board;

         - the non-continuing shareholders will no longer have an interest in or be shareholders of InvestorsBancorp, and, therefore, will not be able to participate in InvestorsBancorp's future earnings and growth, if any; and

         - InvestorsBancorp's regulatory capital will be reduced from approximately $15.5 million as of June 30, 2003 on a historical basis to approximately $8.8 million on a pro forma basis;

         For a further description of how the merger will affect the shareholders of InvestorsBancorp, including the different effects on the non-continuing shareholders and the Schonath shareholders, please see "Special Factors--Effects of the Merger on Shareholders of InvestorsBancorp" on pages
_____.

VOTING REQUIREMENTS
(see page ____)

         The boards of directors of each of InvestorsBancorp and Investors Subsidiary have approved the merger agreement and the merger. You do not have the right to vote on the merger.

APPRAISAL RIGHTS
(see page _____)

         You do not have appraisal rights in connection with the merger. For a description of Wisconsin law governing this transaction see pages ____.

INTERESTS OF CERTAIN PERSONS IN THE MERGER
(see pages ____)

         You should be aware that InvestorsBancorp's directors, executive officers and controlling shareholders have interests in the merger that may present actual or potential, or the appearance of actual or potential, conflicts of interest in connection with the merger, including the following:

         - as of May 15, 2003, two members of our board of directors and our executive officers, other than George Schonath, collectively owned 7,571 shares of the outstanding common stock, excluding options, which entitles them to receive an aggregate of approximately $108,000 in merger consideration;

         - as of May 15, 2003, the executive officers of InvestorsBancorp were entitled to purchase an aggregate of 6,200 shares of common stock upon the exercise of options having exercise prices ranging from $6.75 to $8.10, and are therefore entitled to receive an aggregate of approximately $43,000 in cash in exchange for their options;

         - the Chief Executive Officer and controlling shareholder of InvestorsBancorp, George Schonath, and various of his family members and affiliates will continue as the sole shareholders of InvestorsBancorp following the merger, and therefore will continue to have the opportunity to participate in any future growth and earnings of InvestorsBancorp; and

         - George Schonath, who will continue to own stock in InvestorsBancorp following the merger as a Schonath shareholder, in his capacity as Chief Executive Officer of InvestorsBancorp was involved in structuring the transaction, although he recused himself from all board votes taken with respect to the going-private transaction.

         The board of directors, throughout its consideration of the going-private transaction, recognized that the interests of the non-continuing shareholders and the Schonath shareholders are different and possibly in conflict. The non-continuing shareholders may wish to remain shareholders of a public company and, in the merger, may have the goal of obtaining the highest value for their shares, while the Schonath shareholders, as continuing shareholders, may have the goal of retaining cash for the future operation of InvestorsBancorp. See "Special Factors--Background of the Merger" and "--Reasons for the Merger; Fairness of the Merger" for a discussion of how the board of directors addressed this situation.

FINANCING OF THE MERGER
(see pages _____)

         We estimate that the total funds required to fund the payment of the merger consideration to the non-continuing shareholders and to pay fees and expenses relating to the merger will be approximately $5,931,000.

         InvestorsBancorp is financing the merger through a $5.0 million offering of subordinated securities and through the infusion of $1.0 million in capital by two of the Schonath shareholders, which was a condition to the subordinated debt offering. On March 25, 2003, the Emily A. Schonath Irrevocable Trust and the Sarah E. Schonath Irrevocable Trust together purchased an aggregate of 70,422 shares of newly-issued InvestorsBancorp common stock at a price of $14.20 per share, for total consideration of approximately $1.0 million. InvestorsBancorp received the proceeds of the $5.0 million subordinated debt issuance on April 10, 2003.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES
(see pages _____)

         The merger will be a taxable transaction to the non-continuing shareholders. For United States federal income tax purposes, you will generally recognize gain or loss in the merger in an amount determined by the difference between the cash you receive and your tax basis in InvestorsBancorp common stock.

         BECAUSE DETERMINING THE TAX CONSEQUENCES OF THE MERGER CAN BE COMPLICATED, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR IN ORDER TO UNDERSTAND FULLY HOW THE MERGER WILL AFFECT YOU.

THE MERGER AGREEMENT

STRUCTURE OF THE MERGER
(see page __)

         Under the terms and conditions of the merger agreement, Investors Subsidiary, a wholly-owned subsidiary of InvestorsBancorp, will be merged with and into InvestorsBancorp, with InvestorsBancorp continuing as the surviving corporation.

MERGER CONSIDERATION
(see page __)

         Upon completion of the merger, in general, each share of InvestorsBancorp common stock held by non-continuing shareholders will be converted into the right to receive $14.20 in cash, without interest. Shares of common stock held by the Schonath shareholders will continue to represent shares of common stock of InvestorsBancorp as the surviving corporation, except for 5,743 shares held in individual retirement accounts by certain of the Schonath shareholders and 5,375 shares held by George Schonath and Jenn Schonath, each of which will be converted into the right to receive $14.20 in cash, without interest.

EXCHANGE OF SHARES
(see pages _____)

         As soon as practicable after completion of the merger, LaSalle Bank National Association, as paying agent, will mail a letter of transmittal with instructions as to the procedure for surrendering share certificates in exchange for the $14.20 per share cash merger consideration to all non-continuing shareholders as of the time of completion of the merger. YOU SHOULD NOT SEND US YOUR CERTIFICATES UNTIL YOU HAVE RECEIVED THE LETTER OF TRANSMITTAL AND INSTRUCTIONS.

CONDITIONS TO THE MERGER
(see pages ___)

         The completion of the merger depends on the satisfaction or waiver of the following conditions:

         -    receipt of any required regulatory clearances and consents;

         - no material inaccuracies in the representations and warranties of either InvestorsBancorp or Investors Subsidiary;

         - compliance by InvestorsBancorp and Investors Subsidiary in all material respects with all of their respective obligations under the merger agreement;

         - no legal proceedings brought or threatened against InvestorsBancorp or Investors Subsidiary that challenge the merger, that would reasonably be expected to have the effect of preventing or delaying the merger, or that would be reasonably likely to have a material adverse effect on InvestorsBancorp or Investors Subsidiary; and

         -    no regulatory action or injunction prohibiting the merger.

TERMINATION OF THE MERGER AGREEMENT
(see page _____)

         InvestorsBancorp and Investors Subsidiary may mutually agree to terminate the merger agreement at any time prior to its consummation.

                                  INTRODUCTION

         This transaction statement on Schedule 13E-3 is being filed jointly by InvestorsBancorp, Inc., a Wisconsin corporation, Investors Subsidiary, Inc., a Wisconsin corporation and a wholly-owned subsidiary of InvestorsBancorp, George
R. Schonath, Jenn M. Schonath, Emily A. Schonath, Sarah E. Schonath, Thomas Evans, the Emily A. Schonath Irrevocable Trust and the Sarah E. Schonath Irrevocable Trust pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. In addition, this transaction statement is being filed with the Office of the Commissioner of Securities of the state of Wisconsin in accordance with the requirements of Section 6.05 of Chapter DFI of the Wisconsin Administrative Code.

         This transaction statement is being filed in connection with the Agreement and Plan of Merger by and between InvestorsBancorp and Investors Subsidiary. A copy of the merger agreement is attached as Appendix A to this transaction statement.

THE PARTIES

INVESTORSBANCORP, INC.

         InvestorsBancorp is a Wisconsin corporation and a registered bank holding company, and was organized on June 12, 1996 to be the holding company of InvestorsBank, a Wisconsin state bank located in Pewaukee, Wisconsin. InvestorsBank commenced business on September 8, 1997. On September 6, 1997, The Middleton Doll Company, which was formerly known as Bando McGlocklin Capital Corporation and was the former principal shareholder of InvestorsBancorp, distributed all of the 880,000 shares of InvestorsBancorp common stock it held to its shareholders. In connection with the distribution, InvestorsBancorp filed a Form 10SB with the Securities and Exchange Commission to register its shares of common stock under the Securities Exchange Act of 1934.

         InvestorsBancorp's banking subsidiary, InvestorsBank, offers a complete line of financial services to small businesses and individuals in the community of Waukesha and in southeastern Wisconsin. Some of InvestorsBank's additional services are as follows:

         - Pursuant to a management services agreement, InvestorsBank manages the commercial loan and leased properties portfolio of Bando McGlocklin Small Business Lending Corporation, a subsidiary of The Middleton Doll Company;

         - InvestorsBank offers a broad range of deposit services, including checking accounts, money market accounts and certificates of deposit, as well as a full range of short to intermediate term personal and commercial loans;

         - InvestorsBank makes personal loans directly to individuals for various purposes, including first mortgage loans and home equity lines of credit; and

         - InvestorsBank offers credit cards, debit cards, cashier's checks, money orders and traveler's checks.

         InvestorsBancorp's principal executive office is located at W239 N1700 Busse Road, Waukesha, Wisconsin, 53188-1160, and its telephone number at that address is (262) 523-1000.

INVESTORS SUBSIDIARY, INC.

         Investors Subsidiary, Inc. is a newly-formed Wisconsin corporation and is a wholly-owned subsidiary of InvestorsBancorp. Investors Subsidiary was organized solely for the purpose of facilitating the merger transaction. In the merger, Investors Subsidiary will merge into InvestorsBancorp, and will cease to exist after the merger. Investors Subsidiary has not conducted any activities other than those incident to its formation, its negotiation and execution of the merger agreement, and its assistance in preparing various SEC and state filings relating to the proposed going private transaction. Investors Subsidiary has no significant assets or liabilities.

         Investors Subsidiary's principal executive office is located at W239 N1700 Busse Road, Waukesha, Wisconsin, 53188-1160, and its telephone number at that address is (262) 523-1000.

SCHONATH SHAREHOLDERS

         In addition to InvestorsBancorp and Investors Subsidiary, the Schonath shareholders, some of whom were involved in structuring the transaction and all of whom will remain shareholders, or will continue to hold warrants to purchase shares, of InvestorsBancorp following the merger, are filing this Rule 13e-3 Transaction Statement on Schedule 13e-3. For more information about the Schonath shareholders, please see "Information About the Directors, Officers and Schonath Shareholders--Information about the Schonath Shareholders" on pages ___ through
___.

THE MERGER

         Pursuant to an Agreement and Plan of Merger dated as of March 25, 2003 by and between InvestorsBancorp and Investors Subsidiary, Investors Subsidiary will merge with and into InvestorsBancorp, with InvestorsBancorp continuing as the surviving corporation. In the merger, each outstanding share of common stock held by the non-continuing shareholders will cease to be outstanding and will be converted into the right to receive from InvestorsBancorp a cash payment in the amount of $14.20. Except for 5,743 shares held in individual retirement accounts by certain of the Schonath shareholders and 5,375 shares held by George Schonath and Jenn Schonath, which will be converted into the right to receive $14.20 per share in the merger, the Schonath shareholders will not receive cash in exchange for their shares of common stock of Investors Bancorp. Instead, their remaining shares of InvestorsBancorp common stock will continue to represent shares of InvestorsBancorp as the surviving corporation.

         The merger does not require the approval of the shareholders of InvestorsBancorp. See "Special Factors--Voting Requirements." This transaction statement is being disseminated to InvestorsBancorp's shareholders, along with financial information, in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the requirements of the Wisconsin Administrative Code.

                                 SPECIAL FACTORS

BACKGROUND OF THE MERGER

         InvestorsBancorp was organized on June 12, 1996, to be the holding company of InvestorsBank, a Wisconsin state bank located in Pewaukee, Wisconsin. On September 6, 1997, the Middleton Doll Company, formerly known as Bando McGlocklin Capital Corporation, the former principal shareholder of InvestorsBancorp, distributed all of the 880,000 shares of InvestorsBancorp it held to its shareholders. In connection with this distribution, InvestorsBancorp filed a Form 10SB with the Securities and Exchange Commission to register its shares of common stock under the Securities Exchange Act. At the time of the distribution, George R. Schonath and his affiliates owned 120,000 shares of InvestorsBancorp, representing 12% of our outstanding shares, which shares were initially sold to Mr. Schonath and his affiliates with the approval of the InvestorsBancorp board of directors, with the specific intent that Mr. Schonath hold, directly or indirectly, a substantial equity interest in InvestorsBancorp.

         As an SEC reporting company, we are required to prepare and file with the SEC, among other items, the following:

         -    Annual Reports on Form 10-KSB;

         -    Quarterly Reports on Form 10-QSB; and

         - Proxy Statements and related materials as required by Regulation 14A under the Securities Exchange Act.

         In addition to the burden on management, the costs associated with these reports and other filing obligations comprise a significant corporate overhead expense. These costs include securities counsel fees, auditor fees, costs of printing and mailing the shareholder documents, and word processing, specialized software and filing costs. These registration and reporting related costs have been increasing over the years, and we believe they will continue to increase, particularly as a result of the additional reporting and disclosure obligations imposed on public companies by the recently enacted Sarbanes-Oxley Act of 2002.

         As of May 15, 2003, there were 990,529 shares of InvestorsBancorp common stock issued and outstanding, held by approximately 570 current record shareholders and, to our knowledge, approximately 885 persons who hold their shares in "street name" through brokers or other intermediaries. Of our approximately 1,455 shareholders, InvestorsBancorp believes approximately 85% hold 500 or fewer shares. Our board of directors believes that the recurring expense and burden of maintaining so many small shareholder accounts, coupled with the SEC reporting costs outlined above, are not cost efficient for InvestorsBancorp. Going private will allow InvestorsBancorp to avoid these costs and expenses.

         The Schonath shareholders own approximately 60.9% of the outstanding common stock, and 64.3% of the common stock on a fully-diluted basis taking into account outstanding warrants and options to purchase common stock. The board of directors recognizes that, as the controlling shareholders, the Schonath shareholders may have different financial and business goals than those of minority shareholders, in that the Schonath shareholders, who include George R. Schonath, the Chief Executive Officer of InvestorsBancorp, may want to focus on the ongoing business operations of the company, while minority shareholders may likely be interested in the rapid growth and subsequent sale of the company.

         There can be many advantages to being a public company, including stock value, stock liquidity, and use of company stock to raise capital or make acquisitions. However, there is a limited market for our common stock, and therefore we have not effectively taken advantage of these benefits. For example, we believe that in recent years the public marketplace has had less interest in public companies with a small market capitalization and a limited amount of securities available for trading in the public marketplace. We believe it is highly speculative whether our common stock would ever achieve significant market value with an active and liquid market. In addition, as a result of our limited trading market, we are unlikely to be in a position to use our public company status to raise capital through sales of our common stock in a public offering in the future or to acquire other business entities using our stock as consideration. Moreover, our limited trading market makes it difficult for our shareholders to liquidate their holdings. The cash-out merger will also allow our small shareholders to do so without typical transaction costs. In addition, reducing the shareholder base could allow the company to register for status as a Subchapter S corporation under the Internal Revenue Code, which would eliminate corporate-level taxation, thereby reducing taxes and increasing cash flow. Therefore, our board of directors has concluded that the benefits of being a registered public company are substantially outweighed by the burden on management and the expense related to the SEC reporting obligations. Please refer to "--Reasons for the Merger; Fairness of the Merger" for a further discussion of the reasons supporting the merger.

         Considering the factors outlined above, starting in early 2001, George
R. Schonath began weighing the advantages and disadvantages of InvestorsBancorp continuing as a publicly-traded company with a broad shareholder base against the advantages and disadvantages of becoming a private company and reducing InvestorsBancorp's shareholder base. After assessing these advantages and disadvantages, Mr. Schonath preliminarily determined that InvestorsBancorp would be better off as a privately-held company, had discussions from time to time with individual directors and with the full board of directors regarding a going private transaction, and, on behalf of InvestorsBancorp, began to seek the advice of financial advisors and legal counsel on how to structure a transaction that would permit InvestorsBancorp to cease reporting as a public company with the SEC and achieve its objective of becoming a Subchapter S corporation.

         On January 23, 2003, Mr. Schonath and Greg Mieske, our Vice President - Operations, met with three potential financial advisors, Howe Barnes Investments, Inc., Keefe, Bruyette & Woods, Inc., and Wipfli Ullrich Bertelson LLP, to discuss alternative methods for a going private transaction. In particular, management recognized the need to effectuate a transaction in a cost-efficient manner, as well as the need to adequately compensate shareholders of InvestorsBancorp who would no longer continue to be shareholders after the going-private transaction was completed. Following those meetings, Mr. Schonath had several follow-up discussions by telephone with each prospective financial advisor.

         At a meeting held on February 18, 2003, the board of directors met with counsel to consider the commencement of a going private transaction. At this meeting, Mr. Schonath discussed with the board the idea of pursuing a going private transaction that would result in the Schonath shareholders surviving as the sole shareholders of InvestorsBancorp, outlining and discussing with the board the benefits of such a transaction, including the decreased costs to the company as a result of eliminating SEC reporting requirements, the benefit to shareholders of immediate liquidity for their common stock, and the benefits to the Schonath shareholders, who had, since the company went public in 1997, always retained a significant position as shareholders, of being able to focus on the business direction of InvestorsBank.

         At this meeting, Mr. Schonath informed the board of the discussions he had with the prospective financial advisors at and following the January 23 meeting. In the course of relaying these discussions to the board, Mr. Schonath outlined the proposals made by each of the three potential financial advisors, and indicated that, in his opinion, all three advisors had proposed using largely the same valuation analysis. Because the three advisors had substantially the same level of expertise, and would be performing the same types of analyses, Mr. Schonath recommended that Wipfli be retained to perform a valuation of InvestorsBancorp's common stock, because their proposal indicated that they would be able to do so at a lower cost to the company, thereby retaining cash that could be paid to non-continuing shareholders as well as retained in the company for future operations. The board discussed at length the qualifications and recommendations of each of the three prospective financial advisors and considered Mr. Schonath's recommendations.

         Also at this meeting, Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC, legal counsel to InvestorsBancorp, presented to the board of directors a number of issues associated with a going private transaction, including alternative methods of structuring the transaction, the methods of financing of the transaction, the possible need for approval of the transaction by the Board of Governors of the Federal Reserve System and other banking regulatory authorities, and the necessity of making SEC filings in connection with the transaction. In addition, counsel discussed at length the various voting provisions under Wisconsin law that would be applicable to a going-private merger transaction, including the following:

         - Generally, the merger of InvestorsBancorp with a wholly owned subsidiary does not require shareholder consent.

         - Under Wisconsin's "fair price" provisions, certain "business combinations" not meeting specified price standards must be approved by the vote of at least 80% of the outstanding voting shares of InvestorsBancorp voting together as a class and by 2/3 of the votes entitled to be cast by shareholders other than the Schonath shareholders. The fair price provisions are not applicable to parent/subsidiary mergers.

         - Under Wisconsin's "interested shareholder" provisions, certain business combinations with an "interested shareholder" may require approval of a majority of InvestorsBancorp's outstanding voting shares, other than those held by the Schonath shareholders, unless certain price considerations are met.

         For a further discussion of the voting requirements under Wisconsin law, please see "--Voting Requirements" below.

         At the February 18 meeting, the board considered whether, if it determined that a going private transaction was in the best interests of its shareholders and if it determined that a merger was the appropriate structure, such a merger should be structured as a merger with a newly-created wholly-owned subsidiary or a merger with a stand-alone corporation owned by the Schonath shareholders. The board considered that a merger with a stand-alone corporation would require approval of InvestorsBancorp's shareholders, which in turn would require InvestorsBancorp to file a proxy statement and solicit shareholder votes on the transaction. In considering a parent/subsidiary merger, the board considered that, although a parent/subsidiary merger would require the distribution of a transaction statement on Schedule 13e-3 to InvestorsBancorp's shareholders, and the filing of the transaction statement with the SEC, a parent/subsidiary merger would not require shareholder approval, allowing the transaction to be consummated in a timelier and more cost-efficient manner.

         In addition to the merger structure, management and the board considered and evaluated other possible means of effectuating a transaction, as follows:

         - An open-market share repurchase. The board felt that a share repurchase in the open market was a less efficient use of capital, and was uncertain as to whether this method would result in the company being able to acquire the entire stock holdings from a sufficient number of record shareholders to accomplish the going private objective.

         - A self tender offer. In a self tender offer, InvestorsBancorp would make an offer to all shareholders to purchase a specified number of shares of stock, either within a specified price range or at a fixed price. The board felt that a tender offer would be more expensive than a cash-out merger, could take many months to complete, and again would provide no assurance that a sufficient number of shareholders would tender their shares. If the tender offer was not successful to reduce the number of shareholders, the company would then likely have to conduct a second step merger to complete the going private transaction, which would add to the cost and length of the transaction. The board considered an odd-lot tender offer for holders of fewer than 100 shares; however, even if all shareholders holding fewer than 100 shares tendered, the transaction would not achieve the stated goal of reducing the number of record shareholders to below 300, and would not achieve the goal of consolidating ownership in the Schonath shareholders.

         - A reverse stock split. In a reverse stock split, InvestorsBancorp, through an amendment to its Articles of Incorporation, would reduce the number of issued and outstanding shares of common stock, such that shareholders owning a certain number of shares would own less than one full share of InvestorsBancorp common stock, and InvestorsBancorp would distribute cash for the resulting fractional share interests. Because a reverse stock split would require an amendment to InvestorsBancorp's Articles of Incorporation and would therefore require the vote of InvestorsBancorp's shareholders in order to be effectuated, this method would be more expensive and could take longer to complete than a merger with a wholly-owned subsidiary, which does not require approval under Wisconsin law. In addition, a reverse stock split would not accomplish the goal of consolidating ownership in the Schonath shareholders, because some of the Schonath shareholders individually have small stock holdings and would therefore be cashed out in the transaction.

         Also at the February 18 meeting, the board of directors, in evaluating the going-private transaction proposed by Mr. Schonath, considered the formation of a special committee of the board of directors for the purpose of evaluating and pursuing a transaction. The board recognized that the interests of the non-continuing shareholders and the Schonath shareholders are different and possibly in conflict. The non-continuing shareholders may wish to remain shareholders of a public company and, in the merger, may have the goal of obtaining the highest value for their shares, while the Schonath shareholders, as continuing shareholders, may have the goal of retaining cash for the future operation of InvestorsBancorp. However, InvestorsBancorp's board of directors is comprised of five individuals, four of whom are fully independent and only two of whom hold any common stock, the aggregate amount of which is relatively insignificant in that it amounts to less than 1% of the outstanding shares. In addition, Mr. Schonath made clear to the rest of the board that he was willing, given his potential and actual divergent interests in the transaction, to recuse himself from any director vote with respect to the transaction. Therefore, the board felt that it could adequately evaluate the transaction, taking into account the interests of shareholders who would be cashed out in the transaction, without forming a separate committee. With respect to the retention of an independent representative to act solely on behalf of the non-continuing shareholders, the board did not feel such a representative was warranted or customary, given that the board intended to obtain a valuation from an independent advisor that would assess the going-concern value of InvestorsBancorp, which would allow InvestorsBancorp to fairly compensate the non-continuing shareholders.

         At the February 18 meeting, after considering the presentation by Mr. Schonath and evaluating the alternative going private transaction structures presented by counsel, the board approved a resolution authorizing management to proceed with its investigation of a cash-out parent/subsidiary merger, including retaining Wipfli to conduct a valuation of the company, exploring funding opportunities and engaging in discussions with the Federal Reserve regarding whether any regulatory approval may be required. Mr. Schonath, because of his position as a Schonath shareholder, abstained from voting on this resolution, and all other directors voted in favor of the resolution.

         On February 21, 2003, InvestorsBancorp retained Wipfli as its financial advisor to provide it with a valuation of InvestorsBancorp's common stock, pursuant to the resolutions adopted at the February 18 board meeting.

         Based on its preliminary analyses, InvestorsBancorp anticipated that the purchase of the shares of common stock held by the non-continuing shareholders would total approximately $6.0 million. InvestorsBancorp determined to fund the proposed stock repurchase with $5.0 million of subordinated debt raised in an offering through Citigroup Global Markets Inc., formerly Salomon Smith Barney Inc., as placement agent, and $1.0 million of new capital contributed to InvestorsBancorp by certain of the Schonath shareholders through the purchase of newly-issued common stock at a price equal to the price per share to be paid to shareholders in the going private transaction. The $1.0 million investment would, in addition to providing funds necessary to consummate the merger, satisfy the capitalization condition for InvestorsBancorp's participation in the subordinated debt offering. On February 21, InvestorsBancorp entered into an engagement letter with Citigroup Global Markets relating to the subordinated debt offering, and on March 4 the board adopted resolutions by unanimous written consent authorizing the issuance of the subordinated debt securities and the execution of the related documents. See "--Financing of the Merger" below. In determining to participate in the subordinated debt offering at this time, the board took into account that the interest rate on the debt securities was favorable to InvestorsBancorp, and determined that the proceeds could be used as working capital in the event the going-private transaction did not proceed.

         The board of directors again met with counsel on March 11, 2003 to further discuss the proposed going private transaction. At this meeting, the board again reviewed the proposed structure of the transaction and discussed the proposed financing of the merger, including the subordinated debt offering and the common stock subscription. In addition, the board discussed materials to be presented to the Federal Reserve in connection with the proposed transaction, copies of which had been provided to the board in advance of the meeting. Based on counsel's review of the applicable regulations, the board believed that InvestorsBancorp would not be required to seek the approval of the Federal Reserve in connection with the proposed transaction, but InvestorsBancorp felt that a meeting with the Federal Reserve would be desirable in order to ensure their comfort with the transaction. The board also reviewed a draft merger agreement that had been prepared by counsel and provided to the board in advance of the meeting, which included the terms and conditions under which a newly-formed, wholly-owned subsidiary of InvestorsBancorp would be merged with and into InvestorsBancorp. Also at the meeting, a representative of Wipfli made a presentation to the board to explain to the full board the valuation methods that would be used in assessing the value of InvestorsBancorp's common stock.

         On March 17, 2003, InvestorsBancorp, together with counsel, met with representatives of the Federal Reserve to initiate discussions regarding the proposed going private transaction and disclosed to the Federal Reserve pro forma capital and financial information prepared by InvestorsBancorp and plans regarding control of InvestorsBancorp by the Schonath shareholders following the transaction.

         On March 19, 2003, in contemplation of the proposed merger, Investors Subsidiary was formed under Wisconsin law as a wholly-owned subsidiary of InvestorsBancorp.

         On March 25, 2003, the board of directors again met to consider the proposed transaction. At this meeting, the board discussed the status of the subordinated debt offering, which was expected to price in the coming days, and the infusion of $1.0 million in capital by the Emily A. Schonath Irrevocable Trust and the Sarah E. Schonath Irrevocable Trust. Counsel discussed the results of its meeting with the Federal Reserve, and informed the board that the Federal Reserve had requested additional information about the Schonath shareholders that would be holding the company's stock following the merger. Counsel indicated that they were working with the Schonath shareholders to comply with this request. Counsel also summarized the key terms of the proposed transaction, and discussed at length with the board the alternative structures for cash-out mergers and the voting requirements and appraisal rights under Wisconsin law, including the fact that, under Wisconsin law, a parent/subsidiary merger would not require a shareholder vote, nor would it entitle shareholders to an appraisal remedy. However, the board felt that the parent/subsidiary merger remained the best alternative to conduct the going private transaction and would adequately protect the interests of the shareholders, including the non-continuing shareholders, in light of a number of reasons, including the following:

         - the numerous benefits to going private as compared to remaining a public company;

         -    the relative cost-effectiveness of a parent/subsidiary merger;

         - the fact that a parent/subsidiary merger might be consummated much more quickly than the other alternatives available to the company, thereby enabling the shareholders to receive value for their shares more quickly; and

         - the fact that the company was obtaining a valuation of the fair value of the company as a going concern from an independent third party with expertise in valuing the common stock of financial institutions, and fair value is the statutory standard of value that would apply if shareholders were entitled to appraisal rights.

         See "--Voting Requirements" and "--Appraisal Rights" below.

         After the legal presentation, Wipfli made its financial presentation, informing the board that, after considering all relevant factors, in its opinion, the fair value of InvestorsBancorp as a going concern was approximately $14.5 million, or $13.71 per share as of January 3, 2003, and approximately $15.0 million, or $14.20 per share as of March 19, 2003, a date close in time to the board's consideration of the transaction. The Wipfli valuation is not a fairness opinion.

         The board believed that Wipfli's valuation, in that it would assess the fair value of InvestorsBancorp as a going concern, would adequately balance the interests of both the non-continuing shareholders and the shareholders who would remain shareholders after the merger, and therefore felt that the Wipfli valuation was appropriate under the circumstances. In addition, in determining to retain Wipfli, the board considered that Wipfli's proposal had indicated that they would be performing largely the same valuation analysis as the other investment banking firms, considered that Wipfli had the same level of expertise in performing valuations as the other firms, and that Wipfli's valuation proposal indicated that they would be able to do their analysis at a lower cost to the company, thereby retaining cash that could be used both to pay merger consideration to the non-continuing shareholders and to fund future operations.

         After considering all relevant factors, the board approved a resolution to enter into the merger agreement, a revised draft of which had been provided to the directors in advance of the meeting, and to proceed with the cash-out merger under the terms of the merger agreement, which included setting the value of the cash merger consideration to be paid to the non-continuing shareholders at $14.20 per share. Once again, Mr. Schonath recused himself from the vote, and all of the independent directors voted unanimously to approve the transaction.

         The board did not consider any alternatives to a going private transaction. The board did not consider a possible sale of InvestorsBancorp, as no firm offers had been presented to the board and no determination had been made that such a sale would be in the best interest of the shareholders. Further, the board did not view a sale as an alternative that could achieve the benefits of a going private transaction, including providing liquidity for those shareholders being paid cash in the merger while allowing the Schonath shareholders to retain their position as controlling shareholders of InvestorsBancorp.

         Also on March 25, in connection with raising the financing necessary for the merger, the Emily A. Schonath Irrevocable Trust and the Sarah E. Schonath Irrevocable Trust purchased a total of 70,422 shares of newly-issued common stock of InvestorsBancorp for $14.20 per share, or aggregate consideration of approximately $1.0 million. The purchase of these shares provided an additional $1.0 million of capital that would be used to help finance the going-private merger, and also satisfied the capitalization conditions for InvestorsBancorp's participation in the $5.0 million private offering of subordinated debt securities through Citigroup Global Markets, the proceeds of which would also be used to effectuate the proposed merger.

         InvestorsBancorp publicly announced the proposed merger on March 26, 2003.

         On March 31, 2003, in anticipation of the merger, Mr. Schonath cashed in his existing stock options by (a) exercising each of the options, and (b) immediately reselling the securities back to the company at a price equal to the $14.20 merger consideration. The number of shares subject to each of his options, and their exercise prices, were as follows:

Number of Shares         Exercise Price
----------------         --------------
     4,150                   $ 6.75
     4,400                   $ 7.00
     5,940                   $10.10

         The effect of Mr. Schonath's actions to cash in his stock options is the same as the treatment he would have received pursuant to the merger agreement. See "Certain Terms of the Merger--The Merger Agreement--Stock Options and Warrants."

         On April 16, 2003, Wipfli provided a corrected valuation to the board, which indicated that the fair value of InvestorsBancorp as a going concern as of January 3, 2003 was approximately $14.1 million, or $13.37 per share. The corrected valuation had no effect on the fair value of InvestorsBancorp as of March 19, 2003.

         Prior to the merger, Schonath Family Partnership, a limited partnership, which holds 132,943 shares of common stock of InvestorsBancorp and warrants to purchase an additional 105,000 shares, will distribute all of its shares of common stock and the warrants to its general and limited partners, all of whom are Schonath shareholders, on a pro-rata basis.

REASONS FOR THE MERGER; FAIRNESS OF THE MERGER

INVESTORSBANCORP'S REASONS FOR THE MERGER

         InvestorsBancorp's reasons for the merger include the following:

         - we will realize cost savings by eliminating the requirement to make periodic public reports and reducing the expenses of shareholder communications, including printing, postage, data entry, stock transfer and other administrative expenses, necessitated by a large group of shareholders that hold a small interest in the outstanding shares of common stock;

         - in the board of directors' judgment, no justification exists for the continuing direct and indirect costs of registration with the SEC, given the low trading volume in our common stock and given that our earnings are sufficient to support growth and we therefore do not depend on raising capital in the public market;

         - following the merger, we will be able to make an election under Subchapter S of the Internal Revenue Code, which will substantially reduce corporate level income tax, which in turn will reduce our expenses and increase cash flow to the company;

         - the merger proposal allows the non-continuing shareholders to realize the fair value of their investment in InvestorsBancorp at a price that represents a premium over the average market price of our common stock during the months prior to the public announcement of our plans to take InvestorsBancorp private;

         - operating as a private company will allow management to better focus its efforts on the operations of InvestorsBank, our banking subsidiary, as a result of the reduced burden on management arising from the significant reduction in the number of shareholders and the elimination of the SEC reporting requirements, which will benefit our customers and the communities in which we operate; and

         - the merger proposal allows us to go private, and allows the non-continuing shareholders to receive fair value and liquidity for their shares in the quickest and most cost-effective manner, particularly given the possible ineffectiveness and inefficiencies of a tender offer, a reverse stock split, or an open market share repurchase.

         We considered that some shareholders may prefer to continue as shareholders of InvestorsBancorp as a public company, which is a factor weighing against the going private merger. However, we believe that the disadvantages of remaining a public company outweigh any advantages. We have no present intention to raise capital through sales of securities in a public offering in the future or to acquire other business entities using stock as the consideration for such acquisition. Accordingly, we are not likely to make use of any advantage that our status as a public company may offer.

         In addition, we noted that the $14.20 merger consideration was slightly below the $14.40 trading price of our common stock on the day we entered into the merger agreement. However, given that this was the only time since our public offering that our high closing price exceeded $14.00, and given the low trading volume in our common stock, we did not believe this aberration is an accurate indication of the value our shareholders could expect to receive in the future, and therefore, determined that this should not affect our decision to pursue the merger at this time at the $14.20 price. See "--Valuation of Financial Advisor" above.

         In view of the wide variety of factors considered in connection with their evaluation of the merger, our board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors it considered in reaching their determinations.

         The merger, if consummated, will have different effects on the non-continuing shareholders and the Schonath shareholders. You should read the discussions under "--InvestorsBancorp's Position as to the Fairness of the Merger" and "--Effects of the Merger on Shareholders of InvestorsBancorp" for more information regarding these effects of the merger.

         InvestorsBancorp considered various alternative transactions to accomplish the proposed going-private transaction, but ultimately elected to proceed with the cash-out merger described in this transaction statement. For a description of the alternatives considered by the board and the reasons for structuring the transaction, please see "--Background of the Merger" and "--Purpose and Structure of the Merger."

INVESTORSBANCORP'S POSITION AS TO THE FAIRNESS OF THE MERGER

         Based on a careful review of the facts and circumstances relating to the merger, the board of directors of InvestorsBancorp believes that the merger and the terms and provisions of the merger agreement, including the merger consideration to be paid to the non-continuing shareholders, are substantively and procedurally fair to its shareholders, including the non-continuing shareholders. With the exception of George R. Schonath, who abstained from voting on the transaction because of his interest as a Schonath shareholder, the board of directors of InvestorsBancorp unanimously approved the merger.

         In concluding that the merger and the terms and conditions of the merger agreement, including the consideration to be paid to the non-continuing shareholders, are substantively fair to the shareholders of InvestorsBancorp, including the non-continuing shareholders, the board of directors considered a number of factors. The factors that InvestorsBancorp's board of directors considered positive for all of its shareholders, including the non-continuing shareholders, included the following:

         - the fact that the cash price of $14.20 offered in the merger represents a 5.72% premium over our 30-day average trading price and a 6.79% premium over our 60-day average trading price prior to March 26, 2003, the day we announced the merger, although our board acknowledges that, given the relatively low number of trades in our common stock, market price is not necessarily the most applicable measure of our fair value;

         - the fact that the cash price of $14.20 represents a 38% premium over our book value of our common stock as of February 28, 2003;

         - the fact that the common stock of InvestorsBancorp traded infrequently, with reported trades occurring on only 119 days in the 12 months prior to the public announcement of the proposed merger with an average trading volume of approximately 1,200 shares per day, or approximately 0.1% of our outstanding common stock, a volume that the board felt did not provide sufficient liquidity for its shareholders, particularly as a large volume of these trades, representing a total of approximately 25,000 shares, were the result of transactions effected by the Schonath shareholders.

         In addition to the positive factors applicable to all InvestorsBancorp shareholders set forth above, the factors that the board of directors considered positive for the non-continuing shareholders included:

         - the fact that the merger consideration is all cash, which provides certainty of value to those shareholders and immediate liquidity for them; and

         - the fact that no brokerage or other transaction costs are to be incurred by them.

         In addition to the positive factors applicable to all InvestorsBancorp shareholders set forth above, the factors that the board of directors considered positive for the Schonath shareholders included:

         - the fact that they will continue to have the opportunity to participate in the future growth and earnings of InvestorsBancorp;

         - the fact that they will realize the potential benefits of termination of registration of the common stock, including reduced expenses as a result of no longer needing to comply with SEC reporting requirements; and

         - the fact that they will realize the potential tax benefits of InvestorsBancorp as a Subchapter S corporation beginning in 2004.

         The InvestorsBancorp board considered each of the foregoing factors to weigh in favor of the substantive fairness of the merger.

         The board is aware of, and has considered, the impact of certain potentially countervailing factors on the substantive fairness of the merger. In particular, the factors that the InvestorsBancorp board of directors considered as potentially negative for the non-continuing shareholders included:

         - the fact that the merger consideration was slightly below the closing price of our common stock on the day we entered into the merger agreement; however, as noted, the board believes that the lack of liquidity of our common stock makes market price an unreliable indicator of our true fair value, particularly the market price on a single day as opposed to over a longer period, and additionally notes that, under Wisconsin law, the courts have not equated "fair value" to "fair market value," particularly in situations where there is not an established market for the common stock;

         - the fact that they will not have the opportunity to participate in any future growth and earnings of InvestorsBancorp; and

         - the fact that they will be required to pay income tax on the receipt of cash in the merger.

         The factors that the InvestorsBancorp board of directors considered as potentially negative for the Schonath shareholders included:

         - the fact that, upon the effectiveness of an election to qualify under Subchapter S of the Internal Revenue Code, the Schonath shareholders will have tax liability based on their pro rata share of InvestorsBancorp's income, but InvestorsBancorp may not be able to pay the Schonath shareholders a dividend in an amount sufficient to satisfy their respective tax liabilities; and

         - the fact that the Schonath shareholders, following the merger and the Subchapter S election, will have restrictions on their ability to transfer their shares of InvestorsBancorp common stock, and there will not be a public market for InvestorsBancorp common stock.

         Our board of directors believes that the foregoing potentially countervailing factors did not, individually or in the aggregate, outweigh the overall substantive fairness of the merger, and that the foregoing factors are outweighed by, the positive factors previously described.

         We believe that the merger is procedurally fair to our shareholders. In concluding that the merger and the terms and conditions of the merger agreement, including the consideration to be paid to the non-continuing shareholders, are procedurally fair to the shareholders of InvestorsBancorp, including the non-continuing shareholders, the board of directors considered a number of factors. The factors that InvestorsBancorp's board of directors considered positive for all of its shareholders, including the non-continuing shareholders, included the following:

         - the fact that the merger is being effected in accordance with all applicable requirements of Wisconsin law, including the applicable "fair price" provisions of its merger statutes;

         - the fact that, with the exception of George Schonath, the board of directors is comprised entirely of independent persons, two of whom own no shares and two of whom would be cashed out in the merger, and all of whom were not employed or otherwise controlled by InvestorsBancorp, and, accordingly, there was no need to form a special committee or retain any unaffiliated representative(s) to represent the shareholders who would be cashed out in the merger, as the board was able to adequately balance the competing interests of the non-continuing shareholders and the Schonath shareholders;

         - the fact that George Schonath recused himself from voting on any matter with respect to the going-private transaction;

         - the fact that the board obtained a valuation from an independent third party concerning InvestorsBancorp and its common stock, and the board imposed no limitations upon Wipfli with respect to the investigation made or procedures followed in rendering its valuation of the common stock;

         - the fact that the board retained and received advice from legal counsel in evaluating the terms of the going private transaction and the merger agreement;

         - the fact that management and the board considered alternatives to the merger, each of which was determined to be impractical, more expensive than the merger, or potentially ineffective in achieving the goals of providing liquidity and value to the non-continuing shareholders as soon as possible, eliminating the costs and burdens of public company status and allowing the Schonath shareholders to acquire control of all of the outstanding shares; and

         - the fact that InvestorsBancorp had undertaken the necessary actions in order to finance the going-private transaction.

         The board of directors considered each of the foregoing factors to weigh in favor of the procedural fairness of the merger.

         The board is aware of, and has considered, the impact of the following potentially countervailing factors on the procedural fairness of the merger:

         - although the interests of the Schonath shareholders are different from the interests of the non-continuing shareholders and may create actual or potential conflicts of interest in connection with the merger, the board did not retain an independent representative to act solely on behalf of the non-continuing shareholders for the purpose of negotiating the terms of the merger agreement or preparing a report concerning the fairness of the merger proposal solely as to non-continuing shareholders;

         - the merger does not require the approval of the shareholders of InvestorsBancorp; however, after consideration of the positive factors described above, the board of directors believes that the transaction is both substantively and procedurally fair notwithstanding the absence of a shareholder approval requirement; and

         - the shareholders of InvestorsBancorp are not entitled to appraisal rights in connection with the merger; however, the board noted that the $14.20 per share merger consideration was based on our financial advisor's determination of our "fair value," which is the statutory standard of value that would be applicable if dissenting shareholders were entitled to appraisal rights.

         The board of directors believes that the foregoing potentially countervailing factors did not, individually or in the aggregate, outweigh the overall procedural fairness of the merger, and the foregoing factors are outweighed by, the procedural safeguards previously described.

         We therefore believe that the merger is substantively and procedurally fair to our shareholders for the reasons and factors described above. In reaching this determination, we have not assigned specific weights to particular factors, and we considered all factors as a whole. None of the factors that we considered led us to believe that the merger is unfair to our shareholders.

         No firm offers, other than in conjunction with the merger, have been made by an unaffiliated person during the preceding two years for the merger or consolidation of InvestorsBancorp with or into such person, the sale or other transfer of all or any substantial part of the assets of InvestorsBancorp, or the purchase of a number of shares of common stock that would enable the holder thereof to exercise control of InvestorsBancorp.

         In determining the independent going concern valuation of InvestorsBancorp for purposes of determining the fairness of the merger, we relied upon the financial analyses performed by Wipfli, which took into account current and historical market prices, including prices paid in previous purchases by the Schonath shareholders, net book value, going concern value and liquidation value. Wipfli's analyses are summarized in "Special Factors--Valuation of Common Stock." In determining the fairness of the merger, we have adopted these analyses.

         None of the members of our board of directors received any reports, opinions or appraisals from any outside party relating to the merger or the fairness of the merger consideration to be received by our shareholders, other than those received from Wipfli.

         InvestorsBancorp has not made any provision in connection with the merger to grant unaffiliated shareholders access to InvestorsBancorp's corporate files or to obtain counsel or appraisal services at InvestorsBancorp's expense, or to structure the merger so as to require the approval of the shareholders of InvestorsBancorp. With respect to non-continuing shareholders' access to InvestorsBancorp's corporate files, the board of directors determined that this transaction statement, together with its other filings with the SEC, provide adequate information for non-continuing and unaffiliated shareholders. With respect to obtaining counsel or appraisal services solely for non-continuing shareholders at InvestorsBancorp's expense, the board did not consider these necessary or customary. The board of directors also considered the fact that under Wisconsin corporate law, and subject to certain conditions set forth under Wisconsin law, shareholders have the right to review InvestorsBancorp's relevant books and records of account.

INVESTORS SUBSIDIARY'S REASONS FOR THE MERGER

         Investors Subsidiary serves exclusively as the acquisition entity by which the Schonath shareholders will take InvestorsBancorp private. Investors Subsidiary's reasons for engaging in the merger transaction are the same as those of InvestorsBancorp, its sole shareholder. See "--InvestorsBancorp's Reasons for the Merger."

INVESTORS SUBSIDIARY'S POSITION AS TO THE FAIRNESS OF THE MERGER

         Investors Subsidiary's sole director believes that the merger is fair to, and in the best interests of, each of InvestorsBancorp's shareholders, including the non-continuing shareholders. In reaching this conclusion, Investors Subsidiary's director relied upon the factors considered by and the analyses and conclusions of the InvestorsBancorp board of directors, as well as the analysis and conclusions of InvestorsBancorp's financial advisor, Wipfli, and Investors Subsidiary adopts such analysis as its own. See "--InvestorsBancorp's Position as to the Fairness of the Merger." The merger agreement has been approved by Investors Subsidiary's sole director.

THE SCHONATH SHAREHOLDERS' REASONS FOR THE MERGER

         The Schonath shareholders' primary reason for the merger is to take InvestorsBancorp private and become the sole shareholders of the company. As the controlling shareholders of InvestorsBancorp, with an approximate 60.9% interest of the outstanding common stock, and an approximate 64.3% interest on a fully-diluted basis, the Schonath shareholders feel that there would be significant benefits to eliminating the expenses related to attending to the large number of shareholders that hold a small interest in the outstanding shares of common stock. In addition, as the Chief Executive Officer of InvestorsBancorp, Mr. Schonath recognizes that his financial and business goals may be different than those of the minority shareholders, in that, in the absence of an active market for the company's shares, minority shareholders are likely more interested in the rapid growth and subsequent sale of InvestorsBancorp, while the Schonath shareholders are more interested in the long-term growth of the company. Going private and eliminating the interests of the minority shareholders will allow management to refocus the time spent on shareholder administrative duties to the business concerns of InvestorsBank. In addition, consolidating the shareholder base so as to enable InvestorsBancorp to qualify as a corporation under Subchapter S of the Internal Revenue Code will enable the company to achieve additional cost savings and increase its cash flow.

THE SCHONATH SHAREHOLDERS' POSITION AS TO THE FAIRNESS OF THE MERGER

         The rules of the SEC require the Schonath shareholders to express their belief as to the substantive and procedural fairness of the merger to the non-continuing shareholders. Each of the Schonath shareholders believes that the merger is fair to, and in the best interests of, each of InvestorsBancorp's shareholders, including the non-continuing shareholders. In reaching this conclusion, the Schonath shareholders relied upon the factors considered by and the analyses and conclusions of the InvestorsBancorp board of directors, as well as the analysis and conclusions of InvestorsBancorp's financial advisor, Wipfli, and each of the Schonath shareholders adopts such analysis as its own. See "--InvestorsBancorp's Position as to the Fairness of the Merger."

VALUATION OF FINANCIAL ADVISOR

INTRODUCTION

         On February 21, 2003, the board of directors of InvestorsBancorp retained Wipfli as its financial advisor in connection with the proposed going-private transaction. Wipfli is a certified public accounting and consulting firm, and was primarily retained to perform a valuation analysis to determine a going concern value of InvestorsBancorp and its common stock and to present its valuation to the board.

         Wipfli was selected as InvestorsBancorp's financial advisor based upon its qualifications, expertise and reputation and its specialty in working with financial institutions and valuing financial institutions and other industries. Wipfli specializes in advising and providing services to businesses of all sizes, including advising on and effecting mergers and acquisitions, and, related to these services, Wipfli provides valuations to financial institutions and their shareholders for a variety of purposes, including stock redemptions.

         On March 25, 2003, Wipfli presented its valuation report to the board, indicating that it had determined the fair value of InvestorsBancorp as a going concern to be $13.71 per share as of January 3, 2003, and $14.20 per share as of March 19, 2003. Wipfli provided a written valuation to the members of the board of directors, which sets forth the factors used in and the basis for its fair value determinations, and the assumptions and limitations used in making the valuation.

         On April 16, 2003, Wipfli provided a corrected valuation report to the board of directors, which indicated that the fair value of InvestorsBancorp as a going concern as of January 3, 2003 was $13.37 per share. This corrected figure will be used throughout this summary. The corrected valuation had no effect on the fair value of InvestorsBancorp as of March 19, 2003.

         The full text of Wipfli's presentation made on March 25, 2003, which sets forth a description of the procedures followed, assumptions made, matters considered and limits on the review undertaken in connection with its valuation, is attached as Appendix B-1 to this transaction statement, and is incorporated herein by reference. The full text of Wipfli's corrected valuation report dated April 16, 2003 is attached as Appendix B-2 to this transaction statement, and is incorporated herein by reference. Shareholders are urged to review these materials in their entirety. This summary of Wipfli's valuation is qualified in its entirety by reference to the full text of the valuation included in Appendix B-1 and Appendix B-2.

         The Wipfli valuation is directed to the InvestorsBancorp board of directors, relates only to the fair value of our common stock on a going concern basis, and does not address any other aspect of the merger or any related transaction. It is not a fairness opinion.

DEFINITION OF "FAIR VALUE"

         The term "fair value" is a legally created standard of value that applies to certain specific transactions. In Wisconsin, "fair value" is the statutory standard of value that would be applicable in cases of dissenting shareholders' appraisal rights, and, more specifically, is meant to capture "the value of shares immediately before the effectuation of the corporate action . . .. excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable." Although there is no clearly recognized consensus regarding the interpretation of fair value, published precedents established in a number of states, including Wisconsin, have not equated fair value with fair market value, but instead have defined fair value using a broader standard. In particular, in Wisconsin, the Wisconsin Supreme Court indicated that, with respect to minority shareholders, fair value should encompass "the proportionate interest of his or her minority shares in the going concern of the entire company." Accordingly, Wipfli determined the fair value of InvestorsBancorp on a marketable, majority interest basis. However, fair value assumes a hypothetical situation with many built in conditions and assumptions.

SCOPE OF FINANCIAL ADVISOR'S ANALYSIS

         To determine InvestorsBancorp's fair value as of March 19, 2003, Wipfli used three alternative methods of valuation. Wipfli:

         - reviewed InvestorsBancorp's 30-day closing average on the OTC Bulletin Board; and applied a premium to reflect the attributes of control;

         - compared the market prices of similar publicly traded Midwest-based bank holding companies and used price/earnings and price/book ratios to determine the fair value of InvestorsBancorp; and applied a premium to reflect the attributes of control; and

         - examined announced sales of control of Midwest-based bank holding companies, using price/earnings and price/book ratios to determine the fair value of InvestorsBancorp.

         Based on these analyses and its experience in valuing financial institutions, Wipfli concluded the fair value of the Company as a going concern to be $13.37 per share as of January 3, 2003, and $14.20 per share as of March 19, 2003, based on a fully diluted 1,055,906 shares issued and outstanding.

         In connection with its valuation, Wipfli reviewed a draft of the merger agreement, and assumed that it would correspond in all material respects to the final merger agreement entered into by InvestorsBancorp. In addition, Wipfli reviewed InvestorsBancorp's historical and current business operations and organization, regulatory relations, financial condition and prospects, and such other matters as Wipfli deemed relevant. Wipfli also took into account its assessment of general economic, industry and financial conditions, on a national, state and local level, and its knowledge of financial institutions, including banks and bank holding companies. The valuation is based upon conditions as they existed, and should be evaluated as of the date of the valuation.

         In conducting its review and arriving at its opinion, Wipfli relied upon, and did not independently verify, any information provided to it or publicly available that it used in its analysis and its assumptions. A valuation requires subjective decisions as to which methods of financial analysis to use. Therefore, Wipfli's valuation of the fair value of InvestorsBancorp is subjective and is based on Wipfli's experience and judgment, and is not merely the result of mathematical analysis. You should not view the analyses and resulting values described below as indicative of actual value or as constituting advice for any specific action. Wipfli did not independently appraise InvestorsBancorp's assets or liabilities, and did not examine any individual loan files.

STOCK PRICE ANALYSIS

         Wipfli's first method of valuation was to review InvestorsBancorp's average closing price on the OTC Bulletin Board for the 30 trading days prior to the valuation date. Wipfli chose the 30-day average because of the thinness in trading of the company's stock and one buyer, the Schonath family, accounting for a large portion of the stock purchases. The 30-day average for the period prior to January 3, 2003, was $12.64, and the 30-day average for the period prior to March 19, 2003, was $13.02. Because the 30-day average represents a marketable, minority basis of value, a control premium of 20% was added, resulting in a fair value under this method of $15.17 per share as of January 3, 2003, and $15.62 per share as of March 19, 2003.

         In determining the control premium, Wipfli utilized a published study regarding control premiums paid in stock market transactions, and evaluated specific factors that may influence the premium paid, including the existing management, the ability to replace management, restrictions on transfers of interest, leverage, company size, the number of shareholders, concentration of control, the size of the block being valued, the volatility of assets, and the life of the company. Taking all of these factors into consideration, Wipfli determined that the control premium of 20% would be the appropriate level.

GUIDELINE COMPANY ANALYSIS

         Wipfli's second method of valuation was a guideline company analysis. Wipfli reviewed InvestorsBancorp's service area, financial condition, performance, level of competition, and other factors. InvestorsBancorp's results, including its growth, profitability, and capital strength, were compared to Midwest-based, publicly traded bank holding companies. Wipfli selected nine bank holding companies that were similar to InvestorsBancorp. The nine banks were selected based on size in relation to InvestorsBancorp, location, and the subject bank's return on assets and return on equity in comparison to InvestorsBancorp, and other factors.

         After that review and comparison, Wipfli analyzed the valuations placed on the guideline companies. Wipfli selected the price/earnings and price/book ratios as valuation measures. The ratios chosen were appropriate based on the appraiser's judgment, past experience, and the following considerations. Wipfli gave consideration to InvestorsBancorp's reliance on a key employee, its reliance on brokered certificates of deposit, the single location of its banking subsidiary, the bank's reliance on the fees generated from the commercial loan and leased properties portfolios of Bando McGlocklin Small Business Lending Corporation, and the size of InvestorsBancorp in comparison to the guideline companies. An adjustment to the price/earnings and price/book multiples was made for these attributes based on the appraiser's judgment and past experience. However, a control premium was necessary to convert the marketable, minority conclusion to fair value. This control premium was calculated as determined above.

         Adjustments to reflect the exercise of the stock options and warrants and remove InvestorsBancorp's trust preferred securities were also made.

         The following are Wipfli's calculations for InvestorsBancorp's fair value as of January 3, 2003.

InvestorsBancorp's 2002 earnings                                                          $  1,672,000
Price/earnings multiple                                                                            8.4
                                                                                          ------------
Fair market value of InvestorsBancorp determined on a minority, marketable basis            14,077,161
Less: Trust preferred securities                                                            (5,000,000)
                                                                                          ------------
Fair market value of common stock                                                            9,077,161
Control premium (20%)                                                                        1,815,432
Plus: Cash from exercising options and warrants                                                972,000
                                                                                          ------------

                                                                                          ------------
Adjusted fair value of InvestorsBancorp's common stock                                      11,864,593
Number of shares outstanding - fully diluted                                             /   1,055,996
                                                                                          ------------
Fair value per share of InvestorsBancorp's common stock                                   $      11.24
                                                                                          ============

Estimate of InvestorsBancorp's common stock book value at January 3, 2003                 $  10,357.00
Price/book multiple                                                                               1.06
                                                                                          ------------
Fair market value of common stock, minority, marketable                                     10,956,512
Control premium (20%)                                                                        2,191,302
Plus: Cash from exercising options and warrants                                                972,000
                                                                                          ------------
Adjusted fair value of InvestorsBancorp's common stock                                      14,119,814
Number of shares outstanding - fully diluted basis                                       /   1,055,996
                                                                                          ------------
Fair value per share of InvestorsBancorp's common stock                                   $      13.37
                                                                                          ============
Fair value at January 3, 2003 using guideline company method                              $      12.31
                                                                                          ============

* Please note that the multiples are rounded to two decimal places for purposes of this discussion. As a result, numbers may vary slightly.

         The following are Wipfli's calculations for InvestorsBancorp's fair value as of March 19, 2003.

InvestorsBancorp's 2002 earnings                                                          $  1,672,000
Price/earnings multiple                                                                           9.52
                                                                                          ------------
Fair market value of InvestorsBancorp determined on a minority, marketable basis            15,921,321

Less: Trust preferred securities                                                            (5,000,000)
                                                                                          ------------
Fair market value of common stock                                                           10,921,321
Control premium (20%)                                                                        2,184,264
Plus: Cash from exercising options and warrants                                                972,000
                                                                                          ------------
Adjusted fair value of InvestorsBancorp's common stock                                      14,077,585
Number of shares outstanding - fully diluted                                             /   1,055,996
                                                                                          ------------
Fair value per share of InvestorsBancorp's common stock                                   $      13.33
                                                                                          ============

Estimate of InvestorsBancorp's common stock book value at March 19, 2003                  $ 10,915,000
Price/book multiple                                                                               1.12
                                                                                          ------------
Fair market value of common stock, minority, marketable                                     12,176,847
Control premium (20%)                                                                        2,435,369
Plus: Cash from exercising options and warrants                                                972,000
                                                                                          ------------
Adjusted fair value of InvestorsBancorp's common stock                                      15,584,216
Number of shares outstanding - fully diluted basis                                       /   1,055,996
                                                                                          ------------
Fair value per share of InvestorsBancorp's common stock                                   $      14.76
                                                                                          ============

Fair value at March 19, 2003 using guideline company method                               $      14.05
                                                                                          ============

* Please note that the multiples are rounded to two decimal places for purposes of this discussion. As a result, numbers may vary slightly.

GUIDELINE TRANSACTION ANALYSIS

         Wipfli's third method of valuation was based upon announced sales of bank holding companies in the Midwest. From these values, Wipfli adjusted the multiples derived from the analysis due to InvestorsBancorp's reliance on a key employee, its reliance on brokered certificates of deposit, the single location of its banking subsidiary, and the bank's reliance on the fees generated from the commercial and leased properties portfolios of Bando McGlocklin Small Business Lending Corporation. Wipfli also considered that the buyers of these bank holding companies may have been willing to pay a premium due to the synergies and benefits of a merger with another financial institution.

         Wipfli selected five Midwest transactions based on size, location, and subjects' return on assets and return on equity in comparison to InvestorsBancorp and other factors. The size of the financial institutions ranged from $47 million to $207 million.

         The following are Wipfli's calculations for the fair values of InvestorsBancorp at January 3, 2003 utilizing this approach.

InvestorsBancorp's 2002 earnings                                                                     $  1,672,000
Price/earnings multiple                                                                                      10.3
                                                                                                     ------------
Unadjusted fair market value of InvestorsBancorp determined on a majority, marketable basis            17,292,660
Less: Trust preferred securities                                                                       (5,000,000)
Plus: Cash from exercising options and warrants                                                           972,000
                                                                                                     ------------
Adjusted fair value of InvestorsBancorp common stock                                                   13,264,660
Number of shares outstanding - fully diluted                                                        /   1,055,996
                                                                                                     ------------
Fair value per share of InvestorsBancorp common stock                                                $      12.56
                                                                                                     ============

Estimate of InvestorsBancorp common stock book value at January 3, 2003                                10,357,000
Price/book multiple                                                                                           1.2
                                                                                                     ------------
Unadjusted fair market value of InvestorsBancorp determined on a majority, marketable basis            12,428,400
Plus: Cash from exercising options and warrants                                                           972,000
                                                                                                     ------------
Adjusted fair value of InvestorsBancorp                                                                13,400,400
Number of shares outstanding - fully diluted basis                                                  /   1,055,996
                                                                                                     ------------
Fair value per share of InvestorsBancorp common stock                                                $      12.69
                                                                                                     ============

Fair value at January 3, 2003 using guideline transaction method                                     $      12.63
                                                                                                     ============

* Please note that the multiples are rounded to two decimal places for purposes of this discussion. As a result, numbers may vary slightly.

         The following are Wipfli's calculations for the fair values of InvestorsBancorp at March 19, 2003 utilizing this approach.

InvestorsBancorp's 2002 earnings                                                                     $  1,672,000
Price/earnings multiple                                                                                      10.3
                                                                                                     ------------
Unadjusted fair market value of InvestorsBancorp determined on a majority, marketable basis            17,292,660
Less: Trust preferred securities                                                                       (5,000,000)

Plus: Cash from exercising options and warrants                                                           972,000
                                                                                                     ------------
Adjusted fair value of InvestorsBancorp common stock                                                   13,264,660
Number of shares outstanding - fully diluted                                                        /   1,055,996
                                                                                                     ------------
Fair value per share of InvestorsBancorp common stock                                                $      12.56
                                                                                                     ============
Estimate of InvestorsBancorp common stock book value at March 19, 2003                               $ 10,915,000
Price/book multiple                                                                                           1.2
                                                                                                     ------------
Unadjusted fair market value of InvestorsBancorp determined on a majority, marketable basis            13,098,000
Plus: Cash from exercising options and warrants                                                           972,000
                                                                                                     ------------
Adjusted fair value of InvestorsBancorp                                                                14,070,000
Number of shares outstanding - fully diluted basis                                                  /   1,055,996
                                                                                                     ------------
Fair value per share of InvestorsBancorp common stock                                                $      13.32
                                                                                                     ============
Fair value at March 19, 2003 using guideline transaction method                                      $      12.94
                                                                                                     ============

* Please note that the multiples are rounded to two decimal places for purposes of this discussion. As a result, numbers may vary slightly.

CONCLUSION

         As a final step, Wipfli gave what was, in its judgment, the appropriate weights to the values obtained from each of its three analyses. Because Wipfli felt that each of the analyses should carry equal weight in determining fair value, it averaged the three methods, as follows:

                                        January 3, 2003          March 19, 2003
                                        ---------------          --------------
Historical Price Method                     $  15.17                $  15.62
Guideline Company Method                       12.31                   14.05
Guideline Transaction Method                   12.63                   12.94
                                        ---------------          --------------
Conclusion                                  $  13.37                $  14.20
                                        ===============          ==============

         Considering all of the relevant factors, Wipfli determined, in its opinion, the fair value per share of InvestorsBancorp at January 3, 2003 was $13.37, and at March 19, 2003 was $14.20, based on 1,055,906 shares issued and outstanding.

         The above summary provides a description of the material analyses performed by Wipfli, and does not purport to be a complete description of Wipfli's analyses in connection with its valuation. The preparation of a valuation report involves numerous determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances, and therefore is not necessarily amenable to partial analysis or summary description.

         In performing its analyses, Wipfli made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of InvestorsBancorp. Wipfli selected comparable public companies and comparable transactions on the basis of various factors, including the size and similarity of selected companies, their business mix, and similar characteristics of the transactions; however, no company or transaction utilized as a comparison in the analyses summarized above is identical to InvestorsBancorp or to the merger. Wipfli's valuation was only one of the factors taken into consideration by the board of directors in making its determination to approve the merger.

         Pursuant to the engagement letter with Wipfli, InvestorsBancorp has paid Wipfli a financial advisory fee based on time required by the individuals performing its engagement, plus direct expenses, all totaling approximately $16,000. Wipfli's fee is not contingent upon, or affected by, its valuation conclusion.

PURPOSE AND STRUCTURE OF THE MERGER

         The purposes of the merger are to:

         - take InvestorsBancorp private in order to discontinue InvestorsBancorp's SEC reporting requirements and thereby achieve significant cost savings;

         - put InvestorsBancorp in a position where it will be able to make an election under Subchapter S of the Internal Revenue Code, which will substantially reduce corporate level income taxation and reduce expenses and increase cash flow;

         - allow InvestorsBancorp to refocus time spent on shareholder administrative duties to its banking subsidiary, InvestorsBank; and

         - allow George Schonath, the Chief Executive Officer of InvestorsBancorp, who, together with his family affiliates is currently the controlling shareholder of InvestorsBancorp, to focus on financial and business goals that may differ from those of the non-continuing shareholders.

         For further background on the reasons for the merger, see "Special Factors--Background of the Merger" and "Special Factors--Reasons for the Merger; Fairness of the Merger."

         The proposed transaction has been structured as a going private transaction to permit the Schonath shareholders to own 100% of a privately-owned corporation, and has been structured as a cash merger in order to provide the non-continuing shareholders with cash for their shares. The reason the going-private transaction has been structured as a parent/subsidiary merger is because InvestorsBancorp's board of directors believes that this structure represents the most cost-effective and efficient way of accomplishing the above objectives. For further background on the alternative structures considered by the board of directors, see "Special Factors--Background of the Merger."

CERTAIN EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER

         The merger will have various effects on InvestorsBancorp, which are described below.

TERMINATION OF SECURITIES EXCHANGE ACT REGISTRATION AND REPORTING REQUIREMENTS

         Upon the consummation of the merger, the InvestorsBancorp common stock will be held by fewer than 300 shareholders of record. Accordingly, our obligation to continue to file periodic reports with the SEC will terminate pursuant to Rule 12h-3 of the Securities Exchange Act.

         The termination of the filing requirement will substantially reduce the information required to be furnished by InvestorsBancorp to its shareholders and to the SEC. Therefore, we estimate that we will eliminate costs and expenses associated with the filing requirements, which we estimate to be approximately $115,000 on an annual basis. These costs are broken down as follows:

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

Independent Auditors                                                   $    5,000
SEC Counsel                                                            $   17,000
Executive time (including general counsel's office)                    $   71,000
Transfer agent                                                         $    9,000
Printing and Mailing                                                   $   13,000

Total                                                                  $  115,000

         InvestorsBancorp will apply for termination as soon as practicable following completion of the merger.

EFFECT ON TRADING OF COMMON STOCK

         Our common stock is traded on the OTC Bulletin Board on a limited basis. Once we stop filing reports with the SEC, our common stock will no longer be eligible for quotation on the OTC Bulletin Board.

ELIMINATION OF NON-CONTINUING SHAREHOLDERS

         As a result of the merger, all shares held by non-continuing shareholders will be converted into the right to receive $14.20 in cash. The Schonath Shareholders, who collectively own approximately 60.9% of the outstanding common stock, 64.3% on an fully-diluted basis taking into account all options and warrants, will, following the merger, own 100% of InvestorsBancorp. As a result, the non-continuing shareholders will not have the opportunity to participate in the earnings and growth of InvestorsBancorp after the merger. Similarly, the non-continuing shareholders will not face the risk of losses generated by InvestorsBancorp's operations or any decline in the value of InvestorsBancorp after the merger. For more effects of the merger on InvestorsBancorp's shareholders, see "--Effects of the Merger on Shareholders of InvestorsBancorp" below.

REDUCTION IN CAPITAL

         As a result of the merger, InvestorsBancorp's capital will be reduced, although we anticipate that we will remain "well capitalized" for bank regulatory purposes. For example, it is estimated that Tier 1 capital as of June 30, 2003 will decrease from approximately $15.0 million on a historical basis to approximately $8.8 million on a pro forma basis.

OTHER FINANCIAL EFFECTS OF THE MERGER

         InvestorsBancorp expects that the merger and the use of approximately $5,931,000 in cash to complete the merger, which includes approximately $5,655,000 to be paid in to non-continuing shareholders in exchange for their shares, approximately $43,000 to be paid to holders of options, and approximately $233,000 in professional fees and other expenses payable by InvestorsBancorp related to the transaction, will not have any material adverse effect on InvestorsBancorp's capital adequacy, liquidity, results of operations or cash flow. See "The Merger--Fees and Expenses" for a description of the fees and expenses InvestorsBancorp expects to incur in connection with the going private transaction. See "--Financing of the Merger" below for a description of how the merger will be financed.

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

EFFECT ON BUSINESS OF INVESTORSBANCORP

         The consummation of the merger is not anticipated to have any effect on the conduct of InvestorsBancorp's business and operations. However, InvestorsBancorp and the Schonath shareholders do intend for Investors Bancorp to elect Subchapter S corporation status under the Internal Revenue Code, effective January 1, 2004. As a corporation with Subchapter S status, federal income tax at the InvestorsBancorp corporate level will be eliminated, which will reduce tax expense and increase cash flow for InvestorsBancorp, which can be used to fund future growth opportunities. However, these benefits will be offset to some degree by increased distributions to shareholders.

EFFECT ON DIRECTORS AND OFFICERS OF INVESTORSBANCORP

         Investors Subsidiary currently has as its sole director George R. Schonath. However, it is anticipated that prior to the merger the current directors of InvestorsBancorp will be appointed as directors of Investors Subsidiary. Under the terms of the merger agreement, the directors of Investors Subsidiary will become the directors of the surviving corporation as of the effective time of the merger, and the officers of InvestorsBancorp will remain the officers of InvestorsBancorp as the surviving corporation. For information about these individuals, see "Information about the Directors, Officers and Schonath Shareholders--Information about the Directors and Executive Officers of InvestorsBancorp" and "Information about the Directors, Officers and Schonath Shareholders--Information about the Directors and Executive Officers of Investors Subsidiary."

PLANS OR PROPOSALS

         Other than as described in this transaction statement, neither InvestorsBancorp nor its management has any current plans or proposals to effect any extraordinary corporate transaction, such as a merger, reorganization or liquidation, to sell or transfer any material amount of its assets, to change its board of directors or management, to change materially its indebtedness or capitalization, or otherwise to effect any material change in its corporate structure or business. As stated throughout this transaction statement, InvestorsBancorp believes there are significant advantages to it in effecting the merger proposal and going private. Although management does not presently have any intent to enter into any transaction described above, nor is management in negotiations with respect to any such transaction, there is always a possibility that InvestorsBancorp may enter into such an arrangement or transaction in the future, including, but not limited to, entering into a merger or acquisition transaction, making any public or private offering for its shares, or entering into any other arrangement or transaction as it may deem appropriate. In such event, the Schonath shareholders, as the remaining shareholders of InvestorsBancorp, may receive payment for their shares in any such transaction lower than, equal to or in excess of the amount paid to the non-continuing shareholders in the merger.

EFFECTS OF THE MERGER ON SHAREHOLDERS OF INVESTORSBANCORP

         The merger will have various effects on the non-continuing shareholders and the Schonath shareholders, as described below.

EFFECTS OF THE MERGER ON THE NON-CONTINUING SHAREHOLDERS

         The merger will have both positive and negative effects on the non-continuing shareholders. The board of directors of InvestorsBancorp considered each of the following effects in determining to approve the merger.

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

Positive Effects:

         As a result of the merger, the non-continuing shareholders will:

         - have the right to receive a cash payment of $14.20 per share for their shares of InvestorsBancorp common stock, which gives them a premium over the 30- and 60-day average trading prices of our common stock, and allows them to obtain cash for their shares in an illiquid market; and

         - be able to immediately liquidate their holdings without having to pay brokerage fees or commissions, which the board felt particularly important given the relatively illiquid market for shares of InvestorsBancorp's common stock.

Negative Effects:

         As a result of the merger, the non-continuing shareholders will:

         - no longer be able to participate in any future earnings and growth of InvestorsBancorp; and

         - be required to pay federal and, if applicable, state and local income taxes on the cash they receive in the merger. For further discussion, see the section of this transaction statement entitled "Certain Federal Income Tax Consequences of the Merger."

         In addition, the non-continuing shareholders do not have the right to vote on the merger and will not have dissenters' appraisal rights in connection with the merger. See "--Voting Requirements" and "--Appraisal Rights" below.

EFFECTS OF THE MERGER ON THE SCHONATH SHAREHOLDERS

         The merger will have both positive and negative effects on the non-continuing shareholders. The board of directors of InvestorsBancorp considered each of the following effects in determining to approve the merger.

Positive Effects:

         As a result of the merger:

         - any future earnings and growth of InvestorsBancorp will be solely for the benefit of the Schonath shareholders;

         - as the Schonath shareholders have, since InvestorsBancorp became a public company, retained a significant ownership interest in the company, the going private merger will allow them to continue their controlling position and allow them to focus their pursuits on the business of InvestorsBancorp; and

         - because InvestorsBancorp expects to be a corporation with Subchapter S status, the federal income tax of InvestorsBancorp will be eliminated, which will reduce the tax expense and increase cash flow for InvestorsBancorp, which can be used to fund future growth opportunities.

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

Negative Effects:

         As a result of the merger:

         - the common stock of InvestorsBancorp following the merger will lack liquidity; and

         - upon InvestorsBancorp's election to be treated as a Subchapter S corporation under the Internal Revenue Code, the Schonath shareholders will be taxed on the income of InvestorsBancorp, regardless of whether InvestorsBancorp makes a cash distribution to them.

VOTING REQUIREMENTS

         The board of directors of each of InvestorsBancorp and Investors Subsidiary has approved the merger. The merger does not require the approval of the holders of InvestorsBancorp common stock, either under the Wisconsin Business Corporation Law or under our Articles of Incorporation.

         Our Articles of Incorporation offer no voting rights to shareholders in connection with a merger transaction, other than voting rights granted generally under Wisconsin law.

         Under Section 180.1104 of the Wisconsin Business Corporation Law, where a parent corporation holds at least 90% of the outstanding stock of its subsidiary, the subsidiary may be merged into the parent, with the parent continuing as the surviving corporation, upon the action of the board of directors without shareholder approval of either the parent corporation or the subsidiary corporation. Therefore, because InvestorsBancorp owns 100% of the outstanding stock of Investors Subsidiary, the merger of Investors Subsidiary into InvestorsBancorp does not require shareholder approval.

         The Wisconsin Business Corporation Law contains certain additional provisions that require supermajority or special approval of shareholders to business combinations in some instances, although neither statute mandates supermajority approval of our shareholders in the merger.

         - Fair Price Provisions. Sections 180.1130 through 180.1133 of the Wisconsin Business Corporation Law provide that certain business combinations, including mergers, not meeting specified price standards, must be approved by at least 80% of the votes entitled to be cast by outstanding voting shares of the corporation, voting together as a single voting group, and by two-thirds of the votes entitled to be cast by shareholders other than a "significant shareholder," generally defined to be a person who beneficially owns 10% or more of the outstanding voting shares, who is a party to the transaction. These fair price provisions specifically do not apply to parent/subsidiary mergers effectuated pursuant to
              Section 180.1104 of the Wisconsin Business Corporation Law. Therefore, they do not apply to the merger of Investors Subsidiary with and into InvestorsBancorp.

         - Business Combination Provisions. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation law provide that a Wisconsin corporation may not engage in business combinations, including mergers, with an "interested stockholder," which is generally defined to be a person who beneficially owns at least 10% of the outstanding stock of the corporation, for three years after the date the interested stockholder acquired his 10% interest, unless the business combination or the acquisition of the 10% interest was approved before the stockholder acquired his 10% interest. After the three-year period, a business combination with the interested stockholder may be consummated only if the acquisition of the 10% interest was approved by the board of directors before the stockholder acquired his

              10% interest, the business combination is approved by a majority of the outstanding voting shares not held by the interested stockholder, or the business combination is made by a specified price formula intended to provide a fair price for the shares held by non-interested stockholders. Because the Schonath family's initial 12% ownership interest in InvestorsBancorp was approved by the Board of Directors of InvestorsBancorp, shareholder consent is not required for the merger under the business combination provisions.

APPRAISAL RIGHTS

         Holders of shares of InvestorsBancorp common stock will not have appraisal rights in connection with the merger, either under the Wisconsin Business Corporation Law or under our Articles of Incorporation. Pursuant to
Section 180.1302 of the Wisconsin Business Corporation Law, shareholders are entitled to dissent from and seek appraisal rights with respect to, the consummation of a plan of merger if either of the following applies:

         - shareholder approval of the merger is required by Section 180.1103 of the Wisconsin Business Corporation law or by the Articles of Incorporation of the subject company; or

         - the issuer corporation is a subsidiary that is merged with its parent under Section 180.1104 of the Wisconsin Business Corporation Law.

         As discussed above under "--Voting Rights," shareholder approval of the merger is not required either under the Wisconsin Business Corporation Law or under our Articles of Incorporation. In addition, because the "issuer corporation," InvestorsBancorp, is not a subsidiary that is being merged with its parent, rather, it is the parent corporation that is surviving the merger, no appraisal rights are available.

         The board considered, in its evaluation of the structure of the transaction, the availability of appraisal rights to its shareholders. However, the board felt that, in light of (a) the numerous benefits to going private as compared to remaining a public company, (b) the relative cost-effectiveness of a parent/subsidiary merger, (c) the fact that InvestorsBancorp might be able to consummate a parent/subsidiary merger more quickly than the other alternatives available to the company, thereby enabling the shareholders to receive value for their shares more quickly, and (d) the fact that the company was obtaining a valuation of the common stock from an independent third party with expertise in valuing the common stock of financial institutions, and this valuation would evaluate the "fair value" of our common stock, which is the statutory standard of value that would be applicable if dissenting shareholders had appraisal rights, the parent/subsidiary merger remained the best alternative structure of the transaction and would adequately protect the interests of the shareholders, including the non-continuing shareholders. See "--Background of the Merger" above.

         Although our shareholders will not have appraisal rights in connection with the merger, they may pursue all available remedies under applicable law.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         The officers and directors of InvestorsBancorp who are also shareholders other than George Schonath, our Chief Executive Officer, will participate in the merger in the same manner and to the same extent as all of the other non-continuing shareholders of InvestorsBancorp. However, the directors and officers of InvestorsBancorp have interests in the merger or have relationships, including those referred to below, that present actual or potential, or the appearance of actual or potential, conflicts of interest in connection with the merger. These actual and potential conflicts include the following:

         - as of May 15, 2003, Donald L. Menefee and Donald E. Sydow, two members of our board of directors, collectively owned 325 and 4,201 shares, respectively, of our outstanding common stock, excluding options, which will entitle them to receive approximately $4,600 and $59,600, respectively, in merger consideration;

         - as of May 15, 2003, Susan Hauke, our Chief Financial Officer, Controller, Vice President-Finance and Secretary, (a) owned 2,625 shares of common stock, which will entitle her to receive approximately $37,300 in merger consideration, and (b) was entitled to purchase 2,625 shares of common stock upon the exercise of options having an exercise price of $7.33, which will entitle her to receive approximately $18,000 in cash in exchange for her options;

         - as of May 15, 2003, Greg Mieske, our Vice President-Operations and Compliance Officer, (a) owned 210 shares of our common stock, which will entitle him to receive approximately $3,000 in merger consideration, and (b) was entitled to purchase 500 shares of common stock upon the exercise of options having an exercise price of $6.75, which will entitle him to receive approximately $3,700 in cash in exchange for his options;

         - as of May 15, 2003, Glenn Michaelsen, one of our Senior Vice Presidents, was entitled to purchase 1,575 shares of common stock upon the exercise of options having an exercise price of $8.10, and 500 shares of common stock upon the exercise of options having an exercise price of $6.75, which will entitle him to receive approximately $13,300 in cash in exchange for his options;

         - as of May 15, 2003, Kim DeMartino, one of our Senior Vice Presidents, (a) owned 210 shares of our common stock, which will entitle her to receive approximately $3,000 in merger consideration, and (b) was entitled to purchase 1,000 shares of common stock upon the exercise of options having an exercise price of $6.75, which will entitle her to receive approximately $7,500 in cash in exchange for her options;

         - The Schonath shareholders, in exchange for the 5,743 shares held by them in individual retirement accounts and the 5,375 shares held by George Schonath and Jenn Schonath individually that will be cashed out in the merger, will be entitled to receive an aggregate of approximately $158,000 in merger consideration.

         - the Chief Executive Officer of InvestorsBancorp, George Schonath, and various of his family affiliates will continue as the sole shareholders of InvestorsBancorp following the merger, and therefore will have the opportunity to participate in any future growth and earnings of InvestorsBancorp; and

         - George Schonath, who will continue to own stock in InvestorsBancorp following the merger as a Schonath shareholder, in his capacity as Chief Executive Officer of InvestorsBancorp, was involved in structuring the transaction, although he did recuse himself from any board action taken with respect to the going-private transaction.

         Except as set forth above, none of our directors or executive officers, other than George Schonath, own any shares or hold any options or warrants to acquire shares of our common stock.

         The board of directors of InvestorsBancorp was aware of these actual or potential conflicts of interest and considered them along with the other matters that have been described in this transaction statement under the captions "--Background of the Merger; " "--Reasons for the Merger; Fairness of the Merger; and "--Effects of the Merger on Shareholders of InvestorsBancorp."

         In addition, the board of directors, throughout its consideration of the going-private transaction, recognized that the interests of the non-continuing shareholders and the Schonath shareholders are different and possibly in conflict. The non-continuing shareholders may wish to remain shareholders of a public company, and, in the merger, may have the goal of obtaining the highest value for their shares, while the Schonath shareholders, as continuing shareholders, may have the goal of retaining cash for future operations of InvestorsBancorp. See "Special Factors--Background of the Merger" and "--Reasons for the Merger; Fairness of the Merger" for a discussion of how the board of directors addressed this situation.

FINANCING OF THE MERGER

         InvestorsBancorp expects that the merger will require approximately $5,931,000 in cash, which includes approximately $5,655,000 to be paid to non-continuing shareholders in exchange for their shares, approximately $43,000 to be paid to holders of options, and approximately $233,000 in professional fees and other expenses payable by InvestorsBancorp related to the transaction. See "The Merger--Fees and Expenses" for a breakdown of the expenses associated with the merger.

         InvestorsBancorp is financing the merger with $5.0 million of subordinated debt raised in an offering through Citigroup Global Markets Inc., formerly Salomon Smith Barney Inc., as placement agent, and $1.0 million of new capital contributed to InvestorsBancorp by certain of the Schonath shareholders through the purchase of newly-issued common stock. In addition to helping to finance the merger, the $1.0 million capital contribution was a condition to InvestorsBancorp's participation in the subordinated debt offering. On February 18 the board authorized management to explore financing opportunities for the transaction, and InvestorsBancorp entered into an engagement letter with Citigroup relating to the subordinated debt offering on February 21, and on March 4 our board adopted resolutions by unanimous written consent authorizing the issuance of the subordinated debt securities and the execution of the related documents. On March 28, 2003, InvestorsBancorp entered into a placement agreement with Citigroup Capital Markets, pursuant to which InvestorsBancorp agreed to issue and sell $5.0 million principal amount of Floating Rate Subordinated Debt Securities due 2013, bearing a variable interest rate per annum reset quarterly, equal to LIBOR plus 3.20%, through Citigroup as its exclusive placement agent. Also on March 28, 2003, InvestorsBancorp entered into a Subordinated Debt Securities Subscription Agreement with MM Community Funding IX, Ltd., pursuant to which MM Community Funding IX agreed to purchase the full amount of the subordinated debt securities. The issuance and sale of the securities, which is a transaction exempt from registration under the United States securities laws, closed on April 10, 2003.

         On March 12, 2003, the Emily A. Schonath Irrevocable Trust and the Sarah E. Schonath Irrevocable Trust each obtained a loan from U.S. Bank National Association in the amount of $500,000, for aggregate loan proceeds of $1.0 million. Each loan is guaranteed by George R. Schonath, and is collateralized by a pledge of all of the common stock of InvestorsBancorp held by the Emily A. Schonath Trust and the Sarah E. Schonath Trust, respectively. Each trust used the proceeds of the loan to purchase 35,211 newly-issued shares of common stock of InvestorsBancorp at a price of $14.20 per share, for aggregate consideration of approximately $1.0 million, on March 25, 2003.

         Additional funds, if any, required to fund the merger, will be paid from our working capital. Because all of the financing for the merger has been obtained, the consummation of the merger is not subject to any financing contingencies.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         The following discussion summarizes the material federal income tax consequences to InvestorsBancorp and the shareholders of the merger. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations thereunder, published administrative rulings and court decisions, all of which are subject to change or a change in interpretation. Any such change, which may or may not be retroactive, could alter the tax consequences as described herein. It is assumed that the shares of InvestorsBancorp stock are held as capital assets by United States persons (i.e., a citizen or resident of the United States or a domestic corporation). This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular InvestorsBancorp shareholder in light of such shareholder's personal circumstances or those InvestorsBancorp shareholders subject to special treatment under United States federal income tax laws (for example, financial institutions; real estate investment trusts; regulated investment companies; insurance companies; broker-dealers; persons who are not citizens or residents of the United States or who are foreign corporations, partnerships, estates or trusts; tax exempt entities or traders in securities that elect to mark-to-market), or investors who hold their InvestorsBancorp stock as a position in a straddle, as part of a hedge or synthetic security, as part of a conversion transaction or other integrated transaction or investors whose functional currency is not the U.S. dollar. This discussion does not address the tax consequences of the alternative minimum tax or the tax consequences to shareholders who acquired their stock through the exercise of an employee stock option or other compensation arrangements. This discussion does not address any aspect of state, local or foreign taxation.

         No opinion of counsel has been sought or obtained with respect to any tax consequences described herein. No rulings or determinations of the Internal Revenue Service or any other tax authorities have been or will be sought or obtained with respect to any tax consequences described herein. The discussion below is not binding upon the Internal Revenue Service or such other authorities. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a different position from any discussed herein. You are urged to consult your tax advisor regarding the federal, state, local and foreign tax consequences of the merger.

FEDERAL INCOME TAX CONSEQUENCES TO NON-CONTINUING SHAREHOLDERS

         The receipt of cash in exchange for InvestorsBancorp's common stock in the merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder will recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. holder's tax basis in the InvestorsBancorp common stock exchanged in the merger. This capital gain or loss will be long-term capital gain or loss if the U.S. holder held the InvestorsBancorp common stock for more than one year as of the effective time of the reorganization. Certain limitations apply to the deductibility of capital losses by U.S. holders.

FEDERAL INCOME TAX CONSEQUENCES TO SCHONATH SHAREHOLDERS

         Because the Schonath shareholders will (1) continue to hold InvestorsBancorp common stock immediately after the merger, and (2) receive no cash as a result of the merger, they will not recognize any gain or loss in the merger, and will have the same adjusted tax basis and holding period in their InvestorsBancorp common stock as they had in the stock immediately prior to the merger.

FEDERAL INCOME TAX CONSEQUENCES TO INVESTORSBANCORP AND INVESTORS SUBSIDIARY

         Neither InvestorsBancorp nor Investors Subsidiary will recognize gain or loss for federal income tax purposes as a result of the merger.

BACKUP WITHHOLDING

         Certain of the InvestorsBancorp shareholders may be subject to backup withholding at a 30% rate on the cash payments received for their shares of InvestorsBancorp common stock. Backup withholding will not apply, however, if you:

         - furnish to InvestorsBancorp a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 included in the letter of transmittal to be delivered to you following the date of the merger;

         -    provide a certificate of foreign status on Form W-8; or

         -    establish that you are exempt from withholding.

         Backup withholding is not an additional tax but is credited against the federal income tax liability of the taxpayer subject to the withholding. If backup withholding results in an overpayment of a taxpayer's federal income taxes, that taxpayer may obtain a refund from the Internal Revenue Service.

         THIS SECTION DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE UNITED STATES FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO YOU IN VIEW OF YOUR OWN PARTICULAR CIRCUMSTANCES.

                           CERTAIN TERMS OF THE MERGER

THE MERGER AGREEMENT

         The following is a summary of certain provisions of the merger agreement. The following summary does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this transaction statement and is incorporated herein by reference. You are urged to read the merger agreement in its entirety.

GENERAL

         The merger agreement provides that, following the satisfaction or waiver of the terms and conditions contained in the merger agreement, Investors Subsidiary will be merged with and into InvestorsBancorp, and InvestorsBancorp will be the surviving corporation. The merger will become effective upon the filing of articles of merger with the Secretary of State of Wisconsin. We expect to complete the merger in July 2003.

ARTICLES OF INCORPORATION; BYLAWS; DIRECTORS AND OFFICERS

         In the merger, InvestorsBancorp's articles of incorporation and bylaws will be amended and restated, and, as so amended and restated, will be the articles of incorporation and bylaws of the surviving corporation. The directors of Investors Subsidiary will become the directors of the surviving corporation as of the effective time of the merger, and the officers of InvestorsBancorp will be the officers of the surviving corporation. For information about the directors and executive officers of InvestorsBancorp and Investors Subsidiary, respectively, see "Information about the Directors, Officers and Schonath Shareholders--Information about the Directors and Executive Officers of InvestorsBancorp" and "Information about the Directors, Officers and Schonath Shareholders--Information about the Directors and Executive Officers of Investors Subsidiary."

CONVERSION OF COMMON STOCK

         At the effective time of the merger:

         - each share of InvestorsBancorp issued and outstanding immediately prior to the effective time, excluding shares held by the Schonath shareholders, will be converted into the right to receive $14.20 in cash, without interest;

         - all shares of InvestorsBancorp common stock that are owned by the Schonath shareholders will represent one share of common stock of InvestorsBancorp as the surviving corporation; and

         - all shares of common stock of Investors Subsidiary will be canceled, and InvestorsBancorp, as the sole holder of these shares, will be entitled to receive $1.00 in cash per share of Investors Subsidiary stock.

EXCHANGE OF SHARES

         At the effective time of the merger, each certificate representing shares of InvestorsBancorp common stock outstanding, other than shares owned by the Schonath shareholders, will represent only the right to receive $14.20 per share cash merger consideration. At the effective time, all of these shares will be canceled and cease to exist, and each holder of a certificate formerly representing any InvestorsBancorp shares, other than the Schonath shareholders, will cease to have any voting or other rights with respect to those shares, except the right to receive the merger consideration, without interest.

         InvestorsBancorp has designated LaSalle Bank National Association to act as paying agent for purposes of making the cash payments provided by the merger agreement. Simultaneously with the effective time of the merger, InvestorsBancorp will deposit, or cause to be deposited, with the paying agent immediately available funds in an aggregate amount necessary to pay the $14.20 per share merger consideration to all shareholders entitled to receive the merger consideration. The paying agent will use these funds for the sole purpose of paying the non-continuing shareholders the merger consideration. The paying agent will, in accordance with irrevocable instructions, deliver to the non-continuing shareholders the merger consideration according to the procedure summarized below.

         Simultaneously with the effective time of the merger, InvestorsBancorp will cause the paying agent to mail to non-continuing shareholders a letter of transmittal and instructions advising them of the effectiveness of the merger and the procedure for surrendering to the paying agent certificates in exchange for payment of the $14.20 merger consideration. Upon the surrender for cancellation to the paying agent of the certificates, together with a letter of transmittal, duly executed and completed in accordance with its instructions, and any other items specified by the letter of transmittal, the paying agent will pay to the non-continuing shareholders the $14.20 per share merger consideration, and the surrendered certificates will be canceled. Payments of merger consideration will be reduced by applicable withholding taxes, and no interest will be paid or accrued on the merger consideration.

         InvestorsBancorp recommends that certificates for common stock and letters of transmittal be sent only by registered U.S. mail, return receipt requested, appropriately insured. Holders of common stock whose certificates are lost may be required to make an affidavit identifying the lost certificate or certificates as lost, stolen or destroyed and, if required, to post a bond in such amount as may reasonably be required to indemnify InvestorsBancorp and the paying agent against any claim that may be made with respect to the lost certificate.

SHAREHOLDERS SHOULD NOT FORWARD THEIR STOCK CERTIFICATES TO THE PAYING AGENT WITHOUT A LETTER OF TRANSMITTAL.

         At and after the effective time of the merger, the non-continuing shareholders will cease to have any rights as shareholders, except the right to surrender their certificates, according to the procedure described in this section and in the letter of transmittal, in exchange for payment of the $14.20 per share merger consideration, without interest, less any required withholding taxes.

         At the effective time of the merger, InvestorsBancorp's stock ledger will be closed, and no further registrations or transfers of the shares will be made.

         After 180 days following the effective time of the merger, InvestorsBancorp may cause the paying agent to deliver to it all cash that has not been distributed in payment of the merger consideration, plus any accrued interest, and the paying agent's duties will terminate. After that time, shareholders may surrender their certificates to InvestorsBancorp and receive the $14.20 per share merger consideration, without interest, less any required withholding taxes. However, shareholders will have no greater rights against InvestorsBancorp than may be accorded to general creditors of InvestorsBancorp under applicable law. InvestorsBancorp will not be liable to any non-continuing shareholder for any merger consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

STOCK OPTIONS AND WARRANTS

         Immediately prior to the effective time of the merger, each outstanding option to purchase InvestorsBancorp common stock will become fully vested and exercisable and will be canceled and:

         - the holder of each option with a per share exercise price of less than $14.20 will receive an amount in cash equal to the product of:

              (a) the difference between $14.20 and the per share exercise price of the option, and

              (b) the number of shares of InvestorsBancorp common stock subject to the option, which, net of applicable withholding taxes, will be due and paid at the effective time of the merger; and

         - each option with a per share exercise price of $14.20 or above will be deemed not to have any rights after the effective time of the merger.

         At the effective time, the warrants held by the Schonath shareholders exercisable for the purchase of 105,000 shares of InvestorsBancorp common stock, will remain outstanding and will be an obligation of InvestorsBancorp as the surviving corporation.

REPRESENTATIONS AND WARRANTIES

         The merger agreement contains representations and warranties of InvestorsBancorp with respect to it relating to, among other things:

         - its organization, qualification, corporate power, capitalization and similar corporate matters;

         -    the authorization and enforceability of the merger agreement;

         - the absence of required consents of regulatory authorities, other than filings with the SEC required for going private transactions, filings and consents required by the Federal Reserve, the filing of the merger agreement and articles of merger with corporate and regulatory authorities, and other non-material consents, filings or notifications;

         -    its compliance with applicable laws;

         -    the absence of injunctions, orders and legal proceedings;

         - the exemption of the merger from any applicable "fair price," "business combination," "control share" or other anti-takeover laws; and

         - the determination by the board of directors that the merger is fair to and in the best interests of the shareholders of InvestorsBancorp and the receipt of the approval of the board of directors of the merger agreement.

         The merger agreement contains representations and warranties of Investors Subsidiary with respect to it relating to, among other things:

         - its organization, qualification, corporate power, capitalization and similar corporate matters;

         -    the authorization and enforceability of the merger agreement;

         - the absence of required consents of regulatory authorities, other than filings with the SEC required for going private transactions, filings and consents required by the Federal Reserve, the filing of the merger agreement and articles of merger with corporate and regulatory authorities, and other non-material consents, filings or notifications;

         -    its compliance with applicable laws;

         -    the absence of injunctions, orders and legal proceedings;

         - the exemption of the merger from any applicable "fair price," "business combination," "control share" or other anti-takeover laws; and

         - the receipt of the approval of the board of directors of the merger agreement.

         The representations and warranties of each of InvestorsBancorp and Investors Subsidiary are subject, in some cases, to specified exceptions and qualifications. The representations and warranties expire upon and will not survive completion of the merger.

COVENANTS

         Under the merger agreement, InvestorsBancorp and Investors Subsidiary agreed, among other things:

         - to file, together with their affiliates engaging in the transaction, a Rule 13e-3 Transaction Statement on Schedule 13e-3 with the SEC;

         - to file any reports required to be filed with regulatory authorities prior to the effective time;

         - to cooperate with each other and use their reasonable efforts to prepare and file any necessary documentation and to obtain as promptly as practicable all consents of all regulatory authorities that are necessary or advisable in connection with the merger; and

         - to use their respective best efforts to take all actions and do all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the merger agreement.

CONDITIONS TO THE MERGER

         The obligation of InvestorsBancorp to complete the merger is subject to a number of conditions, each of which may be waived by InvestorsBancorp, including the following:

         - the accuracy of the representations and warranties of Investors Subsidiary in all material respects;

         - the performance in all material respects of Investors Subsidiary's obligations under the merger agreement;

         - no proceedings involving any challenge to the merger, that would reasonably be expected to delay the merger, or that would reasonably be expected to have a material adverse effect on Investors Subsidiary;

         - the receipt of any consents required or otherwise reasonably necessary to consummate the merger; and

         - no injunction or governmental order preventing the merger being in effect.

         The obligation of Investors Subsidiary to complete the merger is subject to a number of conditions, each of which may be waived by Investors Subsidiary, including the following:

         - the accuracy of the representations and warranties of InvestorsBancorp in all material respects;

         - the performance in all material respects of InvestorsBancorp's obligations under the merger agreement;

         - no proceedings involving any challenge to the merger, that would reasonably be expected to delay the merger, or that would reasonably be expected to have a material adverse effect on InvestorsBancorp;

         - the receipt of any consents required or otherwise reasonably necessary to consummate the merger; and

         - no injunction or governmental order preventing the merger being in effect.

TERMINATION OF THE MERGER AGREEMENT

         The merger agreement may be terminated and the transactions contemplated by the merger agreement may be abandoned at any time by the mutual consent of the boards of directors of InvestorsBancorp and Investors Subsidiary. If the merger agreement is terminated, it shall be of no further force and effect.

AMENDMENT

         The merger agreement may be amended by the parties at any time, but no amendment will be valid unless it is in writing and signed by both InvestorsBancorp and Investors Subsidiary.

REGULATORY REQUIREMENTS

         In connection with the merger, InvestorsBancorp will be required to make a number of filings with and obtain a number of approvals from various federal and state governmental agencies, including:

         - filing of a certificate of merger with the Secretary of State of Wisconsin in accordance with Wisconsin law;

         - complying with federal and state securities laws, including filing by InvestorsBancorp, Investors Subsidiary and the Schonath shareholders this transaction statement on Schedule 13e-3 with the SEC and the Office of the Commissioner of Securities of Wisconsin; and

         -    notifying the Federal Reserve of the merger.

ACCOUNTING TREATMENT

         InvestorsBancorp anticipates that it will account for the transaction by treating the shares repurchased in the merger as canceled and retired.

FEES AND EXPENSES

         InvestorsBancorp will be responsible for paying the merger-related fees and expenses, consisting primarily of fees and expenses of its financial advisor, attorneys and accountants, and other related charges. InvestorsBancorp estimates that its expenses will total approximately $233,000, assuming the merger is completed. This amount consists of the following estimated fees:

         Description                                                        Amount
==============================                                           ===========
Advisory fees and expenses                                               $    16,000
Legal fees and expenses                                                      175,000
Accounting fees and expenses                                                  10,000
Paying agent fees and expenses                                                12,000
SEC filing fees                                                                  461
Printing and mailing costs                                                    15,000
Miscellaneous expenses                                                         5,000
                                                                         -----------
         Total                                                           $   233,461

                              FINANCIAL INFORMATION

SELECTED HISTORICAL FINANCIAL DATA

         Set forth below is the selected historical consolidated financial information of InvestorsBancorp and our subsidiaries. The historical financial information was derived from the audited consolidated financial statements included in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002, from the unaudited consolidated financial statements included in our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003, as amended, and from other information and data contained in the Annual Report and the Quarterly Report. More comprehensive financial information is included in the Annual Report and the Quarterly Report. The financial information that follows is qualified in its entirety by reference to, and should be read in conjunction with, the Annual Report, the Quarterly Report and all of the financial statements and related notes contained in the Annual Report and the Quarterly Report, copies of which may be obtained as set forth below under the caption "Where You Can Find More Information."

                             INVESTORSBANCORP, INC.
                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                       FISCAL YEAR ENDED
                                                                                       THREE MONTHS
                                                DECEMBER 31,         DECEMBER 31,         ENDED
                                                   2001                 2002           MARCH 31, 2002
                                              ---------------      ---------------    ---------------
Cash, investments and cash equivalents        $     7,352,190      $     4,803,094    $     6,915,193
Loans                                             123,436,530          154,516,551        164,043,003
Other assets                                        2,855,049            8,420,304          7,497,262
                                              ---------------      ---------------    ---------------
         Total assets                         $   133,643,769      $   167,739,949    $   178,455,458

Deposits                                      $   120,021,734      $   135,940,742    $   135,982,125
Other borrowings                                    3,815,000           20,075,000         29,400,000
Other liabilities                                     915,620            1,367,413          1,145,438
                                              ---------------      ---------------    ---------------
         Total liabilities                    $   124,752,354      $   157,383,155    $   166,527,563

Interest income                               $    10,056,012      $     8,184,035    $     2,147,832
Interest expense                                   (5,835,761)          (3,526,306)          (799,566)
Loan loss provision                                  (847,235)            (471,537)           (41,432)
                                              ---------------      ---------------    ---------------
         Net interest income                  $     3,373,016      $     4,186,192    $     1,306,834

Net income from continuing operations         $     1,473,048      $     1,672,193    $       571,109

Basic earnings per share                      $          1.53      $          1.79    $          0.62
Diluted earnings per share                    $          1.51      $          1.70    $          0.58

Book value per share at March 31, 2003                                                $         12.00
994,187 shares outstanding

                        MARKET PRICE OF INVESTORSBANCORP
                      COMMON STOCK AND DIVIDEND INFORMATION

COMPARATIVE MARKET PRICE DATA

         InvestorsBancorp common stock was held by approximately 570 holders of record as of May 15, 2003, and is quoted on the OTC Bulletin Board under the symbol "INVB." The following table shows for the periods indicated, the high and low closing prices per share of transactions in InvestorsBancorp's common stock as quoted on the OTC Bulletin Board. Certain other private transactions may have occurred during the period indicated of which InvestorsBancorp has no knowledge. The following prices represent inter-dealer prices without retail markups, markdowns or commissions.

                                           CLOSING PRICE PER SHARE
QUARTER ENDING:                           HIGH                  LOW
March 31, 2003                           $14.40                $12.70

December 31, 2002                        $12.75                $12.55
September 30, 2002                       $12.95                $12.50
June 30, 2002                            $13.00                $11.00
March 31, 2002                           $13.00                $10.10

December 31, 2001                        $11.00                $ 8.30
September 30, 2001                       $ 8.85                $ 6.75
June 30, 2001                            $ 8.25                $ 5.00
March 31, 2001                           $ 8.00                $ 7.00

DIVIDENDS

         No cash dividends were declared or paid during the years ended December 31, 2002 and 2001. InvestorsBancorp expects that all of its and InvestorsBank's earnings, if any, will be retained to finance the growth of InvestorsBancorp and InvestorsBank, and that no cash dividends will be paid for the foreseeable future. If and when dividends are declared, InvestorsBancorp will probably be largely dependent upon dividends paid by InvestorsBank for funds to pay dividends on its common stock. It is also possible, however, that InvestorsBancorp will pay dividends in the future generated from investment income and other activities. Upon the effectiveness of InvestorsBancorp's election to be treated as a Subchapter S corporation, it is expected that InvestorsBancorp will pay dividends to its shareholders in an amount sufficient to enable them to pay the taxes they incur on the income, if any, of InvestorsBancorp.

         The Wisconsin Business Corporation Law prohibits InvestorsBancorp from paying dividends if it is insolvent or if the payment of dividends would render it unable to pay its debts as they come due in the ordinary course of business.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of common stock at May 15, 2003, by the Schonath shareholders, by each person known by us to be the beneficial owner of more than five percent of the outstanding common stock, by each director and by all directors and executive officers of InvestorsBancorp as a group.

          NAME OF INDIVIDUAL AND               AMOUNT AND NATURE OF
         NUMBER OF PERSONS IN GROUP           BENEFICIAL OWNERSHIP(1)    PERCENT OF CLASS
         --------------------------           ----------------------     ----------------
SCHONATH SHAREHOLDERS
    George R. Schonath                              460,075(2)                42.0%
    Jenn Schonath                                     1,263(3)                  *
    Sarah E. Schonath                                 3,078(4)                  *
    Emily A. Schonath                                 3,058(5)                  *
    Thomas Evans                                    242,178(6)                24.4%
    All Schonath shareholders as a group            708,389                   64.7%
OTHER DIRECTORS AND 5% SHAREHOLDERS
    Terry L. Mather                                      --                     --
    Jon McGlocklin                                       --                     --
    Donald L. Menefee                                   325                     *
    Donald E. Sydow                                   4,201                     *
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A           473,846(7)                43.0%
GROUP (10 PERSONS)

*  Less than one percent (1%)

----------
(1) Information contained in this column is based upon information furnished to us by the persons named above and the members of the designated group, except as set forth in the footnotes below. The nature of beneficial ownership for shares shown in this column is sole voting and investment power, except as set forth in the footnotes below. Inclusion of shares shall not constitute an admission of beneficial ownership or voting and investment power over included shares. Pursuant to the rules and regulations of the Securities and Exchange Commission and the Securities Exchange Act of 1934, as amended, share amounts include shares obtainable through the exercise of stock options or warrants within 60 days of the date of information contained in this table.

(2) Includes 215,289 shares held in his self-directed 401(k) account, 1,664 shares held in his IRA, and 132,943 shares and warrants to purchase 105,000 shares held by the Schonath Family Partnership, of which Mr. Schonath is the general partner. Also, includes 1,263 shares over which Mr. Schonath shares voting and investment power with his spouse, Mrs. Jenn Schonath. Excludes 230,150 shares held in irrevocable trusts for the benefit of his daughters and 6,136 shares held directly by his daughters.

(3) Includes 1,206 shares held in her IRA. Mrs. Schonath shares voting and investment power with her spouse, Mr. George Schonath.

(4) Includes 620 shares held in her IRA. Excludes 115,075 shares held in irrevocable trust for the benefit of Ms. Schonath.

(5) Includes 600 shares held in her IRA. Excludes 115,075 shares held in irrevocable trust for the benefit of Ms. Schonath.

(6) Includes 115,075 shares held by the Emily A. Schonath Irrevocable Trust, 115,075 shares held by the Sarah E. Schonath Irrevocable Trust. Mr. Evans is the trustee of the trusts. Also includes 1,653 shares held in his IRA.

(7)    Includes 6,200 shares obtainable through the exercise of options.

                        COMMON STOCK PURCHASE INFORMATION

PRIOR STOCK PURCHASES

         The following table sets forth information with respect to purchases of shares of InvestorsBancorp common stock, if any, by InvestorsBancorp, Investors Subsidiary, the directors and executive officers of InvestorsBancorp and Investors Subsidiary, and the Schonath shareholders during the past two years.

QUARTER ENDED                                       NUMBER OF SHARES     PRICE RANGE(s)     AVERAGE PRICE PAID
-------------                                       ----------------     --------------     ------------------
JUNE 30, 2003 (through May 15, 2003)
     InvestorsBancorp                                     3,658           $      14.20            $ 14.20

MARCH 31, 2003
     George R. Schonath 401(k) Account                      500           $     12.825            $12.825
     George R. Schonath                                  14,490(1)        $ 6.75-10.10            $  8.20
     InvestorsBancorp                                    14,490           $      14.20            $ 14.20
     Emily A. Schonath Irrevocable Trust                 35,211           $      14.20            $ 14.20
     Sarah E. Schonath Irrevocable Trust                 35,211           $      14.20            $ 14.20

DECEMBER 31, 2002
     InvestorsBancorp                                    12,919           $12.63-12.83            $ 12.70
     George R. Schonath 401(k) Account                   11,899           $      12.67            $ 12.67

SEPTEMBER 30, 2002
     InvestorsBancorp                                     3,316           $12.80-12.97            $ 12.88
     George R. Schonath                                     715           $      12.75            $ 12.75
     George R. Schonath 401(k) Account                    7,369           $12.70-12.95            $ 12.81
     Emily A. Schonath Irrevocable Trust                  4,250           $      12.60            $ 12.60
     Sarah E. Schonath Irrevocable Trust                  4,250           $      12.60            $ 12.60

JUNE 30, 2002
     George R. Schonath                                     765           $      12.26            $ 12.26
     George R. Schonath 401(k) Account                    3,779           $12.15-12.26            $ 12.26
     Emily A. Schonath Irrevocable Trust                  1,739           $12.50-12.70            $ 12.56
     Sarah E. Schonath Irrevocable Trust                  1,739           $12.50-12.70            $ 12.56

MARCH 31, 2002
     None

DECEMBER 31, 2001
     George R. Schonath 401(k) Account                    1,376           $  8.25-8.37            $  8.25

SEPTEMBER 30, 2001
     George R. Schonath 401(k) Account                    4,591           $  7.13-8.60            $  8.13

JUNE 30, 2001
     InvestorsBancorp                                    66,349           $       7.50            $  7.50
     George R. Schonath 401(k) Account                   21,303           $  6.63-7.50            $  7.30
     Emily A. Schonath Irrevocable Trust                  8,000           $       7.00            $  7.00
     Sarah E. Schonath Irrevocable Trust                  8,000           $       7.00            $  7.00

MARCH 31, 2001
     InvestorsBancorp                                     6,300           $       7.97            $  7.97
     George R. Schonath 401(k) Account                    8,499           $  7.13-7.38            $  7.21
     Emily A. Schonath Irrevocable Trust                  5,170           $       7.00            $  7.00
     Sarah E. Schonath Irrevocable Trust                  5,170           $       7.00            $  7.00

--------------------
(1) These shares were purchased pursuant to the exercise of options held by Mr. Schonath. After exercising the options, Mr. Schonath immediately resold the shares back to InvestorsBancorp for $14.20 per share. The effect was therefore the same as the treatment his options would have received under the merger agreement.

RECENT TRANSACTIONS

         Since March 15, 2003, InvestorsBancorp, Investors Subsidiary and the Schonath shareholders and their affiliates have made the following purchases of InvestorsBancorp common stock at the prices indicated:

                                                     NUMBER OF
    PURCHASER                         DATE            SHARES         PRICE PER SHARE         TRANSACTION
    ---------                         ----           ---------       ---------------         -----------
Thomas Evans, Trustee                3/25/03          70,422(1)          $14.20              New subscription
George R. Schonath                   3/31/03           4,150             $ 6.75            Exercise of options(2)
George R. Schonath                   3/31/03           4,400             $ 7.00            Exercise of options(2)
George R. Schonath                   3/31/03           5,940             $10.10            Exercise of options(2)
InvestorsBancorp                     3/31/03          14,490             $14.20       Cash repurchase of options(2)
InvestorsBancorp                      4/4/03             735             $14.20        Cash repurchase from 401(k)
                                                                                          account of Mary Block

InvestorsBancorp                      4/7/03           2,725             $14.20        Cash repurchase from 401(k)
                                                                                          account of Susan Hauke
InvestorsBancorp                      4/7/03             198             $14.20       Cash repurchase from Sarah E.
                                                                                                 Schonath
Sarah E. Schonath                     4/7/03             198             $14.20          Sale to InvestorsBancorp

--------------------
(1) Includes 35,211 shares purchased by the Emily A. Schonath Irrevocable Trust and 35,211 shares purchased by the Sarah E. Schonath Irrevocable Trust, of which Mr. Evans is the sole trustee.

(2) On March 31, 2003, in anticipation of the merger, Mr. Schonath cashed in his existing stock options by (a) exercising each of the options, and (b) immediately reselling the securities back to the company at a price equal to the $14.20 merger consideration. The effect of these option exercises and the cash repurchase is the same as the treatment Mr. Schonath would have received pursuant to the merger agreement.

         Other than as described above, there have been no transactions in InvestorsBancorp common stock by InvestorsBancorp, Investors Subsidiary, the directors and officers of InvestorsBancorp and Investors Subsidiary, and the Schonath Shareholders since March 15, 2003, which is the 60th day prior to the initial filing of this transaction statement.

         Prior to the merger, Schonath Family Partnership, a limited partnership, which holds 132,943 shares of common stock of InvestorsBancorp and warrants to purchase an additional 105,000 shares, will distribute all of its shares of common stock and the warrants to its general and limited partners, all of whom are Schonath shareholders, on a pro-rata basis.

    INFORMATION ABOUT THE DIRECTORS, OFFICERS AND SCHONATH SHAREHOLDERS

INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF INVESTORSBANCORP

         Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of InvestorsBancorp. Each person identified below is a United States citizen. Unless otherwise indicated, each person's principal address is W239 N1700 Busse Road, Waukesha, Wisconsin 53188.

DIRECTORS OF INVESTORSBANCORP

                                                            Current Principal Occupation or Employment and
    Name                                                  Material Positions Held During the Past Five Years
    ----                                                  --------------------------------------------------
Terry L. Mather                      Mr. Mather has been a partner of Critical Solutions, Inc., a business consulting firm headquartered in Milwaukee, Wisconsin, since 1992. Mr. Mather's principal address is c/o Laacke
                                     & Joys, 1433 N. Water Street, Milwaukee, Wisconsin 53202.

Jon McGlocklin                       Mr. McGlocklin has been the president of Healy Awards, Inc. in Menomonee Falls, Wisconsin,
                                     since 1997, and an announcer for the Milwaukee Bucks since 1976. He was also a senior vice president of InvestorsBancorp and InvestorsBank from their establishment in 1997 until
                                     February, 2001. In July, 1997, Mr. McGlocklin was appointed senior vice president of Bando
                                     McGlocklin Capital Corporation, now known as the Middleton Doll Company, which primarily makes mortgage loans to small businesses and which also has a small subsidiary that is a doll manufacturer, and in November 2001 his title was changed to vice president. Mr. McGlocklin's principal address is 5281 North Hwy 83, Hartland, Wisconsin 53029.

Donald L. Menefee                    Mr. Menefee has been the president and chief executive officer of Silent Partners, a management consulting firm based in Door County, Wisconsin, since he founded the company in 1996. Mr.
                                     Menefee's principal address is 3073 N. Shepard Ave., Milwaukee, WI 53211.

George R. Schonath                   Mr. Schonath has been the President and Chief Executive Officer of InvestorsBancorp and
                                     InvestorsBank since they were established in 1997. In July 1997, Mr. Schonath was appointed president of Bando McGlocklin Capital Corporation and also currently serves as its Chief
                                     Executive Officer. In May 2001, Mr. Schonath returned to his position as a director of The
                                     Middleton Doll Company, where he had served as a director from 1980 through 1997 and as
                                     Chairman of the Board from 1984 through 1997. Mr. Schonath is also the sole director and the president of Investors Subsidiary.

Donald E. Sydow                      Mr. Sydow has been the president of Oconomowoc Manufacturing Corp., a ball-bearing manufacturer located in Oconomowoc, Wisconsin, since 1982. Mr. Sydow's principal address is 425 South Lapham
                                     Street, Oconomonoc, Wisconsin 53066-3911.

         To the knowledge of InvestorsBancorp, none of the foregoing directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

EXECUTIVE OFFICERS

                                                        Current Principal Occupation or Employment and
      Name                                             Material Positions Held During the Past Five Years
      ----                                             --------------------------------------------------
George R. Schonath                   See the information given for Mr. Schonath above under "--Directors."

Susan J. Hauke                       Ms. Hauke has been InvestorsBancorp's controller and vice-president-finance since 1997, was elected secretary in 1999, and was elected chief financial officer in 2002. Ms. Hauke also serves as vice president-finance, controller, and treasurer of InvestorsBank. In addition, she is the chief financial officer, vice president-finance, secretary and treasurer of The
                                     Middleton Doll Company. Ms. Hauke is also the vice president and treasurer of Investors
                                     Subsidiary.

Glenn A. Michaelsen                  Mr. Michaelsen was elected as a senior vice president of InvestorsBancorp and InvestorsBank in
                                     October, 2002. Mr. Michaelsen also serves as the senior vice president of The Middleton Doll
                                     Company. Mr. Michaelsen joined InvestorsBancorp in June, 1998.

Greg A. Mieske                       Mr. Mieske was elected vice president-operations and compliance officer of InvestorsBancorp and
                                     InvestorsBank in October 1999. He also serves as secretary of InvestorsBank. Mr. Mieske joined
                                     InvestorsBancorp in December 1998, and prior to that served as a financial examiner for the
                                     Department of Financial Institutions of the State of Wisconsin from 1987 until 1998. Mr. Mieske is also the vice president and secretary of Investors Subsidiary.

Kim E. DeMartino                     Ms. DeMartino was elected senior vice president of InvestorsBancorp and InvestorsBank in
                                     February 2001. She has served as a mortgage officer since joining InvestorsBancorp in 1997.

         To the knowledge of InvestorsBancorp, none of the foregoing executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF INVESTORS SUBSIDIARY

         Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of Investors Subsidiary. Each person identified below is a United

States citizen. Unless otherwise indicated, each person's principal address is W239 N1700 Busse Road, Waukesha, Wisconsin 53188.

DIRECTORS

                                                      Current Principal Occupation or Employment and
       Name                                         Material Positions Held During the Past Five Years
       ----                                         --------------------------------------------------
George R. Schonath                   See the information given for Mr. Schonath above under "Information about the
                                     Directors and Executive Officers of InvestorsBancorp--Directors."

         To the knowledge of Investors Subsidiary, Mr. Schonath has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         It is anticipated that prior to the merger the current directors of InvestorsBancorp will be appointed as directors of Investors Subsidiary and under the terms of the merger agreement will continue as directors of InvestorsBancorp after the merger. See the information given for these persons above under "Information about the Directors and Executive Officers of InvestorsBancorp--Directors."

EXECUTIVE OFFICERS

                                                         Current Principal Occupation or Employment and
       Name                                            Material Positions Held During the Past Five Years
       ----                                            --------------------------------------------------
George R. Schonath                   See the information given for Mr. Schonath above under "Information about the Directors and
                                     Executive Officers of InvestorsBancorp--Directors."

Susan J. Hauke                       See the information given for Ms. Hauke above under "Information about the Directors and
                                     Executive Officers of InvestorsBancorp--Executive Officers."

Greg A. Mieske                       See the information given for Mr. Mieske above under "Information about the Directors and
                                     Executive Officers of InvestorsBancorp--Executive Officers."

         To the knowledge of Investors Subsidiary, none of the foregoing executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

INFORMATION ABOUT THE SCHONATH SHAREHOLDERS

                                                       Current Principal Occupation or Employment and
      Name                                           Material Positions Held During the Past Five Years
      ----                                           --------------------------------------------------
George R. Schonath                   See the information for George R. Schonath given above under "Information about the
                                     Directors and Executive Officers of InvestorsBancorp--Directors."

Jenn M. Schonath                     Mrs. Schonath is the wife of George Schonath, and is a homemaker. Mrs. Schonath's principal address is 200 Monastary Hill, Oconomowoc, Wisconsin 53006.

Sarah E. Schonath                    Ms. Schonath is an adult daughter of Mr. Schonath. She is employed as a senior accountant with NeuroSource, Inc. and her business address is 515 North State Street, Suite 1700,
                                     Chicago, Illinois 60610. From May 1998 through February 2002, she was employed as an accountant by the public accounting firm Arthur Andersen LLP.

Emily A. Schonath                    Ms. Schonath is an adult daughter of Mr. Schonath. She is employed as an analyst for Unitrin
                                     - Property and Casualty Insurance Group, and her business address is 10000 North Central
                                     Expressway, Dallas, Texas 75231. From August 1997 through May 2001, she was a full-time student at the University of Iowa.

Thomas Evans                         Mr. Evans is a citizen of the United States whose principal address is 132 Coy Street,
                                     Mankato, Minnesota 56001. Mr. Evans is a postal clerk with the United States Post Office and is the brother of Mrs. Jenn Schonath.

The Emily A. Schonath Irrevocable    The Emily A. Schonath Irrevocable Trust dated December 31, 1996 is a trust organized under
Trust dated December 31, 1996        the laws of the state of Wisconsin, whose principal address is c/o Thomas Evans, trustee,
                                     132 Coy Street, Mankato, Minnesota 56001.

The Sarah E. Schonath Irrevocable    The Sarah E. Schonath Irrevocable Trust dated December 31, 1996 is a trust organized under
Trust dated December 31, 1996        the laws of the state of Wisconsin, whose principal address is c/o Thomas Evans, trustee,
                                     132 Coy Street, Mankato, Minnesota 56001.

         During the past five years, none of the Schonath shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATED TRANSACTIONS

         The directors and officers of InvestorsBancorp and InvestorsBank, and their associates, have been customers of and had transactions with InvestorsBancorp and InvestorsBank. InvestorsBank and The Middleton Doll Company also purchase loan participations from each other from time to time and, pursuant to a management services and allocation of expenses agreement, InvestorsBank performs certain loan servicing and administration services to The Middleton Doll Company. Additional transactions may be expected to take place in the future.

         All outstanding loans, commitments to make loans, transactions in repurchase agreement and certificates of deposit and depository and loan participation and servicing relationships, in the opinion of management, were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features. InvestorsBank received an aggregate of approximately $1.0 million in loan servicing and administration fees from The Middleton Doll Company in 2002. InvestorsBancorp and InvestorsBank leased space for their main offices from The Middleton Doll Company for ten months during 2002. The rent during that period, including real estate taxes and furnishings, was approximately $90,000. During October 2002, InvestorsBank purchased the premises from The Middleton Doll Company for $2.4 million based on the current fair market value of the premises. After the purchase of the building, InvestorsBank received $9,666 in rental income from The Middleton Doll Company.

         During 2002, a $2.5 million subordinated note to The Middleton Doll Company was repaid and a $500,000 subordinated note to the Schonath Family Partnership was repaid. Both of these notes were on substantially the same terms and conditions as could be obtained from unrelated third parties.

         Other than as disclosed in this transaction statement, there are no other relationships or transactions outstanding.

AGREEMENTS INVOLVING INVESTORSBANCORP'S SECURITIES

         It is contemplated that, following the merger, Mr. Schonath and the Schonath shareholders will enter into a shareholders' agreement under which Mr. Schonath will control the voting of all of the outstanding shares of the Company's stock. Additionally, it is contemplated that the shareholders' agreement will contain transfer restrictions on the outstanding shares of the Company's stock. The transfer restrictions will be designed to prevent transfers of shares of the Company's stock to third parties without the Company's approval by giving the Company a right of first refusal before any shares may be sold to anyone who is not a party to the shareholders' agreement. The principal reasons for these transfer restrictions is to maintain control of the Company's outstanding stock by the Schonath family and to avoid an inadvertent termination of the Company's Subchapter S status through a sale of shares of Company stock to a holder that would not meet the qualifications established by applicable tax laws to be a shareholder in a Subchapter S corporation.

                                  OTHER MATTERS

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

         Other than as disclosed in this transaction statement, InvestorsBancorp, Investors Subsidiary and the Schonath shareholders have not received any report, opinion or appraisal from an outside party that is materially related to the merger.

FORWARD LOOKING STATEMENTS

         This transaction statement includes and incorporates by reference statements that are not historical facts. These statements are `forward-looking statements' (as defined in the Private Securities Litigation Reform Act of 1995) based on our current plans and expectations relating to analyses of value, expectations for anticipated growth in the future and future success under various efforts, and, as such, these forward-looking statements involve uncertainty and risk. These forward-looking statements should be read in conjunction with our Annual Report on Form 10-KSB for the year ended December 31, 2002. Our Form 10-KSB is on file with the Securities and Exchange Commission, a copy of which is available without charge upon written request to:
InvestorsBancorp, W239 N1700 Busse Road, Waukesha, Wisconsin 53188, Attention:
Corporate Secretary. In addition, actual results of InvestorsBancorp's operations and the transactions contemplated by this transaction statement could differ materially from the forward-looking statements contained in this proxy statement because of many factors, such as the inability to consummate the merger; actions of the U.S., foreign or local governments; costs related to the merger; fluctuations in currency values; competitive pricing; changes in demand for our products; costs; political and social conditions in the economies and environments where InvestorsBancorp operates; the economic environment of the document management industry; and the general economic environment.

         Other factors and assumptions not identified above could also cause the actual results to differ materially from those set forth in the forward-looking statements. We do not undertake any obligation to update the forward-looking statements contained or incorporated in this transaction statement to reflect actual results, changes in assumptions, or changes in other factors affecting these forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

         InvestorsBancorp is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended. We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the Securities and Exchange Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet web site, located at www.sec.gov, that contains reports, proxy statements and other information regarding companies and individuals that file electronically with the Securities and Exchange Commission.

         Copies of any of these documents without their exhibits are also available without charge to any person to whom we deliver this document. You must make a written or oral request to InvestorsBancorp, Inc., W239 N1700 Busse Road, Waukesha, Wisconsin 53188, Attention: Corporate Secretary (telephone:
(262) 523-1000). In order to ensure timely delivery of the documents, any request should be made by ______________, 2003.

INFORMATION INCORPORATED BY REFERENCE

         The rules and regulations of the SEC allow InvestorsBancorp to incorporate into this document by reference certain reports and other information, which means that important information may be disclosed to you by referring you to another report or other information filed separately by InvestorsBancorp with the SEC. The reports and other information incorporated into this document by reference are deemed to be part of this document, except for any information superseded by information contained in, or incorporated by reference into, this document. This document hereby incorporates by reference the reports listed below, which have been previously filed by InvestorsBancorp with the SEC, provided that any reference to any claim of reliance on the Private Securities Litigation Reform Act's forward looking statement safe harbor contained in such documents is excluded, and is not incorporated herein by reference. The following reports contains information about InvestorsBancorp and its financial condition, results of operations and business that are important to you, and we encourage you to read them carefully in connection with your review of this document.

         (1) Annual Report on Form 10-KSB, filed by InvestorsBancorp with the SEC on March 28, 2003; and

         (2) Quarterly Report on Form 10-QSB, filed by InvestorsBancorp with the SEC on May 13, 2003, as amended on May 16, 2003;

         (3) Current Report on Form 8-K, filed by InvestorsBancorp with the SEC on March 26, 2003; and

         (4) Current Report on Form 8-K, filed by InvestorsBancorp with the SEC on May 2, 2003.

         InvestorsBancorp is also incorporating by reference all additional reports and other information filed by InvestorsBancorp with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this document and the date of consummation of the merger.

         InvestorsBancorp has supplied all information contained in or incorporated by reference in this document relating to InvestorsBancorp, provided that any reference to any claim of reliance on the Private Securities Litigation Reform Act's forward looking statement safe harbor contained in any such document is excluded, and is not incorporated herein by reference.

         YOU MAY HAVE BEEN SENT SOME OF THE REPORTS AND OTHER INFORMATION INCORPORATED BY REFERENCE IN THIS DOCUMENT BY INVESTORSBANCORP, BUT YOU CAN ALSO OBTAIN ANY OF THEM THROUGH THE SEC AT THE LOCATIONS DESCRIBED ABOVE, OR THROUGH INVESTORSBANCORP AT THE ADDRESS BELOW. INVESTORSBANCORP WILL PROVIDE TO YOU, WITHOUT CHARGE, BY FIRST CLASS MAIL OR OTHER EQUALLY PROMPT MEANS WITHIN ONE BUSINESS DAY OF ANY WRITTEN OR ORAL REQUEST BY YOU, A COPY OF ANY REPORT OR OTHER INFORMATION INCORPORATED BY REFERENCE IN THIS DOCUMENT BY INVESTORSBANCORP. YOU SHOULD DIRECT YOUR REQUEST TO THE FOLLOWING ADDRESS:
INVESTORSBANCORP, INC., W239 N1700 BUSSE ROAD, WAUKESHA, WISCONSIN 53188,
ATTENTION: CORPORATE SECRETARY.

                              TRANSACTION STATEMENT

ITEM 1.  SUMMARY TERM SHEET.
Regulation M-A Item 1001

         The information set forth in the section above captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.
Regulation M-A Item 1002

         (a) The information set forth in the section above captioned "Introduction--The
                           Parties--InvestorsBancorp" is incorporated herein by reference.

         (b) The exact title of the class of equity securities subject to this Transaction Statement is Common Stock, par value $0.01 per share. As of May 15, there were 990,529 shares of common stock outstanding.

         (c) The information set forth in the section above captioned "Market Price of InvestorsBancorp Common Stock and Dividend Information--Comparative Market Price Data" is incorporated herein by reference.

         (d) The information set forth in the section above captioned "Market Price of InvestorsBancorp Common Stock and Dividend Information--Dividends" is incorporated herein by reference.

         (e) None of the filing parties has made an underwritten public offering of InvestorsBancorp common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

         (f) The information set forth in the section above captioned "Common Stock Purchase Information--Prior Stock Purchases" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.
Regulation M-A Item 1003 (a) through (c)

         (a)-(c) The information set forth in the sections above captioned "Introduction--The Parties" and "Information about the Directors, Officers and Schonath Shareholders" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.
Regulation M-A Item 1004 (a) and (c) through (f)

         (a)(1)            Not applicable.

         (a)(2)(i) The information set forth in the sections above captioned "Summary Term Sheet," "Introduction--The Merger" and "Certain Terms of the Merger--The Merger Agreement" is incorporated herein by reference.

         (a)(2)(ii) The information set forth in the sections above captioned "Summary Term Sheet" and "Certain Terms of the Merger--The Merger Agreement" is incorporated herein by reference.

         (a)(2)(iii) The information set forth in the sections above captioned "Special Factors--Background of the Merger," "Special Factors--Reasons for the Merger; Fairness of the Merger' and "Special Factors--Purchase and Structure of the Merger" is incorporated herein by reference.

         (a)(2)(iv) The information set forth in the section above captioned "Special Factors--Voting Requirements" is incorporated herein by reference.

         (a)(2)(v) The information set forth in the sections above captioned "Special Factors--Certain Effects of the Merger; Plans or Proposals after the Merger; "Special Factors--Effects of the Merger on Shareholders of InvestorsBancorp" and "Special Factors--Interests of Certain Persons in the Merger" is incorporated herein by reference.

         (a)(2)(vi) The information set forth in the section above captioned "Special Factors--Accounting Treatment" is incorporated herein by reference.

         (a)(2)(vii) The information set forth in the section above captioned "Special Factors--Certain Federal Income Tax Consequences of the Merger" is incorporated herein by reference.

         (c) The information set forth in the sections above captioned "Special Factors--Certain Effects of the Merger; Plans or Proposals After the Merger" and "Special Factors--Effects of the Merger on Shareholders of InvestorsBancorp" is incorporated herein by reference.

         (d) The information set forth in the section above captioned "Special Factors--Appraisal Rights" is incorporated herein by reference.

         (e)               None.

         (f)               Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

Regulation M-A Item 1005 (a) through (c) and (e)

         (a) The information set forth in the section above captioned "Certain Relationships and Related Transactions" is incorporated herein by reference.

         (b) The information set forth in the section above captioned "Special Factors--Background of the Merger" is incorporated herein by reference.

         (c) The information set forth in the section above captioned "Special Factors--Background of the Merger" is incorporated herein by reference.

         (e) The information set forth in the section above captioned "Certain Relationships and Related Transactions" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006 (b) and (c)(1) through (8)

         (b) The information set forth in the section above captioned "Special Factors--Background of the Merger," "Special Factors--Reasons for the Merger; Fairness of the Merger' and "Special Factors--Purpose and Structure of the Merger" is incorporated herein by reference.

         (c)(1)-(8) The information set forth in the sections above captioned "Special Factors--Background of the Merger" and "Special Factors--Certain Effects of the Merger; Plans or Proposals after the Merger" incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Regulation M-A Item 1013

         (a)-(c) The information set forth in the sections above captioned "Special Factors--Background of the Merger," "Special Factors--Reasons for the Merger; Fairness of the Merger" and "Special Factors--Purpose and Structure of the Merger" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under "Special Factors--Certain Effects of the Merger; Plans or Proposals after the Merger," "Special Factors--Effects of the Merger on Shareholders of InvestorsBancorp" and "Special Factors--Certain Federal Income Tax Consequences of the Merger".

ITEM 8.  FAIRNESS OF THE TRANSACTION.

Regulation M-A Item 1014

         (a)-(b) The information set forth in the sections above captioned "Special Factors--Background of the Merger" and "Special Factors--Reasons for the Merger; Fairness of the Merger" is incorporated herein by reference.

         (c) The information set forth in the sections above captioned "Special Factors--Voting Requirements" is incorporated herein by reference.

         (d)-(e) The information set forth in the sections above captioned "Special Factors--Background of the Merger" and "Special Factors--Reasons for the Merger; Fairness of the Merger" is incorporated herein by reference.

         (f)               None.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Regulation M-A Item 1015

         (a)-(b) The information set forth in the sections above captioned "Special Factors--Background of the Merger," and "Special Factors--Reasons for the Merger; Fairness of the Merger" is incorporated herein by reference.

         (c) The information set forth in the sections above captioned "Other Matters--Where You Can Find More Information" is incorporated herein by reference. The valuation of Wipfli Ullrich Bertelson LLP in addition to being attached as Appendix B-1 and Appendix B-2 of the transaction statement will be made available for inspection and copying at the principal executive offices of InvestorsBancorp during its regular business hours by any interested equity security holder of InvestorsBancorp or representative who has been so designated in writing.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007

         (a)-(d) The information set forth in the sections above captioned "Special Factors--Background of the Merger," Special Factors--Financing of the Merger" and "Certain Terms of the Merger--Fees and Expenses" is incorporated herein by reference.

ITEM 11.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

         (a) The information set forth in the section above captioned "Security Ownership" is incorporated herein by reference.

         (b) The information set forth in the section above captioned "Common Stock Purchase Information--Recent Transactions" is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

Regulation M-A Item 1012(d) and (e)

         (d)               Not applicable.

         (e)               Not applicable.

ITEM 13.  FINANCIAL STATEMENTS.

Regulation M-A Item 1010(a) through (b)

         (a) The required information is incorporated herein by reference to (a) the Consolidated Financial Statements, and the notes thereto, of InvestorsBancorp as of and for its fiscal year ended December 31, 2002, set forth under Item 7 of InvestorsBancorp's Form 10-KSB for the year ended December 31, 2002 (filed March 28, 2003) (File No. 000-29400), and (b) the information set forth in the section above captioned "Financial Statements--Select Historical Financial Data."

         (b)               Not applicable.

ITEM 14.  PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009

         (a)               Not applicable.

         (b) The information in the sections above captioned "Special Factors--Background of the Merger" and "Special Factors--Financing of the Merger" is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

Regulation M-A Item 1011(b)

         (b) The information set forth in the transaction statement is incorporated herein by reference.

ITEM 16.  EXHIBITS.

Regulation M-A Item 1016(a) through (d), (f) and (g)

         (a)               None.

         (b)               None.

         (c)(1) Valuation of Wipfli Ullrich Bertelson LLP dated March 20, 2003 (included as Appendix B-1 to this transaction statement).

         (c)(2) Corrected valuation of Wipfli Ullrich Bertelson LLP dated April 16, 2003 (included as Appendix B-2 to this transaction statement).

         (d) Agreement and Plan of Merger by and between InvestorsBancorp and Investors Subsidiary (included as Appendix A to this transaction statement).

         (f)               Not applicable.

         (g)               Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated May 19, 2003
                                                InvestorsBancorp Inc.

                                                By:    /s/ George R. Schonath
                                                   -----------------------------
                                                Name:  George R. Schonath
                                                Title: Chief Executive Officer

                                                Investors Subsidiary, Inc.

                                                By:    /s/ George R. Schonath
                                                   -----------------------------
                                                Name:  George R. Schonath
                                                Title: President

                                                /s/ George R. Schonath
                                                --------------------------------
                                                George Schonath

                                                /s/ Jenn Schonath
                                                --------------------------------
                                                Jenn Schonath

                                                /s/ Sarah E. Schonath
                                                --------------------------------
                                                Sarah E. Schonath

                                                /s/ Emily A. Schonath
                                                --------------------------------
                                                Emily A. Schonath

                                                /s/ Thomas Evans
                                                --------------------------------
                                                Thomas Evans

                                                /s/ Thomas Evans
                                                --------------------------------
                                                Thomas Evans, as trustee of the
                                                Sarah E. Schonath
                                                Irrevocable Trust dated December
                                                31, 1996

                                                /s/ Thomas Evans
                                                --------------------------------
                                                Thomas Evans, as trustee of the
                                                Emily A. Schonath
                                                Irrevocable Trust dated December
                                                31, 1996

                                  EXHIBIT INDEX

Exhibit Number                                                                   Description
--------------                                                                   -----------
(c)(1)                                  Valuation of Wipfli Ullrich Bertelson LLP dated March 20, 2003 (included as Appendix B-1 to this transaction statement.)

(c)(2)                                  Corrected valuation of Wipfli Ullrich Bertelson LLP dated April 16, 2003 (included as
                                        Appendix B-2 to this transaction statement.)

(d)                                     Agreement and Plan of Merger by and between InvestorsBancorp and Investors Subsidiary
                                        (included as Appendix A to this transaction statement).

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER (this "AGREEMENT") is made and entered into as of March 25, 2003, by and between InvestorsBancorp, Inc., a Wisconsin corporation ("INVB"), and Investors Subsidiary, Inc., a Wisconsin corporation ("NEWCO").

                                    RECITALS

         A. INVB is a corporation duly organized and existing under the laws of the State of Wisconsin, having authorized capital stock consisting of 9,000,000 shares of common stock, par value $0.01 per share (the "INVB COMMON STOCK"), of which 994,187 shares are currently issued and outstanding, and 1,000,000 shares of preferred stock, par value $0.01 per share (the "INVB PREFERRED STOCK"), of which no shares are currently issued and outstanding.

         B. Newco is a newly-formed, wholly-owned subsidiary of INVB, duly organized and existing under the laws of the State of Wisconsin, having authorized capital stock consisting of 100 shares of common stock, par value $0.01 per share (the "NEWCO STOCK"), of which one share is currently issued and outstanding.

         C. The boards of directors of INVB and Newco deem it advisable and to the benefit of INVB and Newco and their respective shareholders that INVB and Newco participate in a merger (the "MERGER") in accordance with the provisions of Section 180.1104 of the Wisconsin Business Corporation Law (the "WBCL"), pursuant to which Newco shall merge with and into INVB and the separate corporate existence of Newco shall cease.

         In consideration of the foregoing premises and the mutual promises, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

         SECTION 1.1 DEFINITIONS. In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings.

                 (a) "AFFILIATE" means with respect to a particular Person, any other Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person.

                 (b) "BUSINESS DAY" means any day except Saturday, Sunday and any day on which InvestorsBank is authorized or required by law or other government action to close.

                 (c) "CODE" means the United States Internal Revenue Code of 1986.

                 (d) "CONTRACT" means any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) that is legally binding.

                 (e) "CONSENT" means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Legal Requirement, Order or permit.

                 (f) "DEFAULT" means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Legal Requirement, Order or permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Legal Requirement, Order or permit, or (iii) any occurrence of any event that, with or without the passage of time or the giving of notice or both, would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any liability under, any Contract, Legal Requirement, Order or permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on INVB or Newco, as applicable.

                 (g)       "EXCHANGE ACT" means the Securities Exchange Act of
1934.

                 (h) "GAAP" means U.S. generally accepted accounting principles, consistently applied during the periods involved.

                 (i) "INDIVIDUAL AFFILIATE" means, with respect to an individual, (i) such individual's spouse and their respective siblings, (ii) such individual's children, and grandchildren, and any of their respective spouses, (iii) any trust primarily for the benefit of any of the foregoing, and
(iv) any profit sharing or similar plan or trust or retirement account in which such individual participates.

                 (j)       "KNOWLEDGE" with respect to:

                 (i) an individual means that such person will be deemed to have "Knowledge" of a particular fact or other matter if such individual is actually aware of such fact or other matter; and

                 (ii) a Person (other than an individual) means that such Person will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving as a director or officer or manager of such Person (or in any similar capacity) has Knowledge of such fact or other matter.

                 (k) "LEGAL REQUIREMENT" means any federal, state, local, municipal, foreign, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty, including the United States banking laws, rules and regulations and the banking laws, rules and regulations of the State of Wisconsin.

                 (l) "MATERIAL ADVERSE EFFECT," with respect to any Person, means any event, change or occurrence that, individually or together with any other event, change of occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Person and its subsidiaries, taken as a whole, or (ii) the ability of such Person to perform its obligations under this Agreement or to consummate the Merger, in each case other than any change, effect, event or occurrence to the extent arising from or relating to (A) the United States or the banking industry in general, (B) changes in GAAP or regulatory accounting principals generally applicable to banks and their holding companies, (C) actions taken pursuant to the obligations of the parties expressly set forth in this Agreement or (D) general economic conditions.

                 (m) "ORDER" means any award, decision, directive, injunction, judgment, memorandum, order, regulatory agreement, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.

                 (n) "PERSON" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or any Regulatory Authority.

                 (o) "PROCEEDING" means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

                 (p) "REGULATORY AUTHORITIES" means any federal, state or local governmental body, agency or authority that under applicable statutes and regulations: (i) has supervisory, judicial, administrative, police, taxing or other power or authority over Newco or INVB; (ii) is required to approve, or give its Consent to the Merger; or (iii) with which a filing must be made in connection therewith, including in any case, the SEC, the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation.

                 (q) "SCHONATH SHARES" means the shares of INVB Common Stock held by George Schonath and his Individual Affiliates.

                 (r) "SEC" means the United States Securities and Exchange Commission.

                 (s) "THREATENED" means a claim, Proceeding, dispute, action or other matter for which any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing).

         SECTION 1.2       PRINCIPLES OF CONSTRUCTION.

                 (a) In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor's sole discretion; (ii) references to a statute shall refer to the statute and any successor statute, as amended from time to time, and to all regulations promulgated under or implementing the statute or successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words "from" and "commencing on" (and the like) mean "from and including," and the words "to," "until" and "ending on" (and the like) mean "to, but excluding"; (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Waukesha, Wisconsin time; (vi) "including" means "including, but not limited to"; (vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances require; and (ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions.

                 (b) All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

                                   ARTICLE II
                           BASIC TERMS OF TRANSACTION

         SECTION 2.1 THE MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), Newco shall be merged with and into INVB pursuant to the provisions of Section 180.1104 of the WBCL, with INVB continuing as the surviving corporation (INVB, as the surviving corporation resulting from the Merger, the "SURVIVING CORPORATION").

         SECTION 2.2 TIME OF CLOSING. The closing of the transactions contemplated hereby (the "CLOSING") will take place at 10:00 a.m., Central time, on the date that the Effective Time occurs, or at such other time as the parties may mutually agree. The Closing shall be held at such location as may be mutually agreed by the parties.

         SECTION 2.3 EFFECTIVE TIME. The Merger and the other transactions contemplated by this Agreement shall become effective on the date and at the time (the "EFFECTIVE TIME") the Articles of Merger ("ARTICLES OF MERGER") reflecting the Merger shall become effective with the Secretary of State of the State of Wisconsin.

         SECTION 2.4 WBCL. At and after the Effective Time, the Merger shall have the effects as set forth in the applicable provisions of the WBCL, this Agreement and the Articles of Merger. From and after the Effective Time, the Surviving Corporation shall possess all of the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of INVB and Newco, all as provided under the WBCL, this Agreement and the Articles of Merger.

         SECTION 2.5 ARTICLES OF INCORPORATION. At the Effective Time, the Articles of Incorporation of INVB, as in effect immediately prior to the Effective Time, shall be amended and restated in the form attached as Exhibit A, by operation of this Agreement and by virtue of the Merger, without any further action by the shareholders or directors of INVB and, as so amended, such Articles of Incorporation shall be the Articles of Incorporation of the Surviving Corporation, until duly amended in accordance with the terms thereof and the WBCL.

         SECTION 2.6 BYLAWS. At the Effective Time, the bylaws of INVB, as in effect immediately prior to the Effective Time, shall be amended and restated in the form attached as Exhibit B, by operation of this Agreement and by virtue of the Merger, without any further action by the shareholders or directors of INVB and, as so amended, such bylaws shall be the bylaws of the Surviving Corporation, until duly amended in accordance with the terms thereof, the Articles of Incorporation of the Surviving Corporation and the WBCL.

         SECTION 2.7 DIRECTORS AND OFFICERS. The directors of Newco holding office immediately prior to the Effective Time and the officers of INVB holding office immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors and officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal, in accordance with the Surviving Corporation's Articles of Incorporation and bylaws.

         SECTION 2.8 OFFICES. The offices and facilities of INVB immediately prior to the Merger shall be the offices and facilities of the Surviving Corporation immediately following the Merger.

                                  ARTICLE III
           EFFECT OF THE MERGER ON THE CAPITAL STOCK OF INVB AND NEWCO

         SECTION 3.1 INVB STOCK. Subject to the provisions of this Agreement, by virtue of the Merger and without any action on the part of the holder thereof, at the Effective Time, (a) each share of INVB Common Stock owned of record by each shareholder of INVB, other than any Schonath Shares, shall cease to be outstanding and shall be converted into the right to receive from INVB a cash payment in the amount of $14.20 (less any required payment of taxes, the "CASH PAYMENT"); and (b) each of the Schonath Shares will represent one share of common stock of the Surviving Corporation.

         SECTION 3.2 NEWCO STOCK. Subject to the provisions of this Agreement, by virtue of the Merger and without any action on the part of the holder thereof, at the Effective Time, each share of Newco Stock will be canceled, and the holder thereof will be entitled to receive $1.00 in cash per share of Newco Stock.

         SECTION 3.3       OPTIONS.

                 (a) INVB shall take all actions necessary to provide that, immediately prior to the Effective Time, (i) each then outstanding option (each, an "OPTION" and collectively, the "OPTIONS") to purchase or acquire shares of INVB Common Stock under the InvestorsBancorp Inc. 1997 Equity Incentive Plan (the "EQUITY PLAN"), whether or not then exercisable or vested, shall become fully exercisable and vested, (ii) each Option which is then outstanding shall be canceled as of the Effective Time and (iii) in consideration of such cancellation, each Option shall, as of the Effective Time, represent for all purposes only the right to receive in cash, with respect to each Option, an amount (net of any applicable withholding tax) equal to the differences between the Cash Payment and the per share exercise price of such Option to the extent such difference is a positive number, multiplied by the number of shares of INVB Common Stock subject to such Option (such amount in cash as described above being hereinafter referred to as the "OPTION PAYMENT"), payable as provided in SECTION 3.3(b).

                 (b) Upon the Effective Time, INVB shall pay to each holder of an Option the Option Payment (net of any applicable withholding tax and without any interest thereon) in respect thereof; provided, however, that with respect to any Person subject to Section 16(a) of the Exchange Act, such Option Payment shall not be payable until the first date payment can be made without liability to such Person under Section 16(b) of the Exchange Act, but shall be paid as soon as practicable thereafter. No interest shall be paid or accrued on the Option Payment. Until settled in accordance with the provisions of this SECTION 3.3(b), each Option shall be deemed at any time after the Effective Time to represent for all purposes only the right to receive the Option Payment.

                 (c) Prior to the Effective Time, INVB shall take all action necessary (including causing the Board of Directors of INVB or any subsidiary (or any respective committees thereof) to take such actions) as are allowed by the Equity Plan to ensure that (i) following the Effective Time, no holder of an Option nor any party to or participant in the Equity Plan shall have any right thereunder to acquire equity securities of INVB or any subsidiary and (ii) the Equity Plan shall terminate as of the Effective Time.

         SECTION 3.4 WARRANTS. At the Effective Time, the warrant (the "WARRANT") issued to the Schonath Family Partnership, a limited partnership, and exercisable for the purchase of 105,000 shares of INVB Common Stock, shall remain outstanding and become an obligation of the Surviving Corporation.

         SECTION 3.5 STOCK TRANSFER BOOKS. At the Effective Time, the stock transfer books of INVB shall be closed and there shall be no further registration of transfers of shares of INVB Common Stock thereafter on the records of INVB.

                                   ARTICLE IV
                               EXCHANGE OF SHARES

         SECTION 4.1 PAYING AGENT. Prior to the Effective Time, INVB shall appoint a United States bank or trust company to act as paying agent (the "PAYING AGENT") for the payment of funds in amounts and at times necessary for the payment of the Cash Payment to the shareholders of INVB, and immediately following the Effective Time, the Surviving Corporation shall deposit, or shall cause to be deposited, with the Paying Agent the funds, in amounts and at times necessary for the payment of the Cash Payment to the shareholders of INVB, in a separate fund (the "PAYMENT FUND") established for the benefit of the shareholders of INVB, for payment in accordance with this ARTICLE IV, through the Paying Agent. If for any reason the Payment Fund is inadequate to pay the amounts to which holders of shares of INVB Common Stock shall be entitled under this Agreement, the Surviving Corporation shall take all steps necessary to deposit, or cause to be deposited, in trust additional cash with the Paying Agent sufficient to make all payments required under this Agreement, and the Surviving Corporation shall in any event be liable for payment thereof. The Payment Fund shall not be used for any purpose except as expressly provided in this Agreement.

         SECTION 4.2       EXCHANGE PROCEDURES.

                 (a) Promptly after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that represented shares of INVB Common Stock immediately prior to the Effective Time (the "CERTIFICATES") appropriate transmittal materials and instructions (which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon proper delivery of such Certificates to the Paying Agent). Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, duly executed, or an "agents message" in the case of a book entry transfer, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in respect thereof cash in an amount equal to the product of (a) the number of shares of INVB Common Stock formerly represented by such Certificate, multiplied by (b) the Cash Payment, less any required withholding taxes, and the Certificate so surrendered shall forthwith be cancelled. No interest shall be paid or accrued on the Cash Payment payable upon the surrender of any Certificate. If any holder of a Certificate shall be unable to surrender such holder's Certificate because such Certificate has been lost, mutilated or destroyed, such holder may deliver in lieu thereof an affidavit and indemnity bond in form and substance and with surety reasonably satisfactory to the Surviving Corporation and the Paying Agent. If payment is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the surrendered Certificate or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable.

         SECTION 4.3 DEDUCTIONS/WITHHOLDING. Each of the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of INVB Common Stock such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law. To the extent that any amounts are so withheld by the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of INVB Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or the Paying Agent, as the case may be.

         SECTION 4.4 TERMINATION OF PAYMENT FUND; INTEREST. Any portion of the Payment Fund that remains undistributed to the holders of shares of INVB Common Stock for 180 days after the Effective

Time shall be delivered to the Surviving Corporation, upon demand, and any holder of INVB Common Stock who has not theretofore complied with this ARTICLE IV and the instructions set forth in the letter of transmittal mailed to such holder after the Effective Time shall thereafter look only to the Surviving Corporation for payment of the Cash Payment to which such holder is entitled. All interest accrued in respect of the Payment Fund shall inure to the benefit of and be paid to the Surviving Corporation.

         SECTION 4.5 LIMITATION OF LIABILITY. Any other provision of this Agreement notwithstanding, neither the Surviving Corporation nor the Paying Agent shall be liable to a holder of INVB Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

                                   ARTICLE V
                     REPRESENTATIONS AND WARRANTIES OF INVB

         SECTION 5.1 CORPORATE ORGANIZATION, AUTHORIZATION, ETC. INVB is a corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin and has full corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its material assets. INVB is duly registered with the Board of Governors of the Federal Reserve System as a bank holding company under the Bank Holding Company Act of 1956. INVB is duly qualified or licensed to do business as a foreign corporation and is in good standing in the states of the United States and foreign jurisdictions where the character of its assets or the nature or conduct of its business makes such qualification or licensing necessary, except for jurisdictions in which the failure to be so qualified, licensed and in good standing would not have a Material Adverse Effect on INVB. INVB has full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by INVB and is a valid and binding agreement of INVB in accordance with its terms, subject to laws relating to creditors' rights generally.

         SECTION 5.2 AUTHORIZED AND OUTSTANDING STOCK. The authorized capital stock of INVB consists of 9,000,000 shares of INVB Common Stock, and 1,000,000 shares of INVB Preferred Stock. As of the date hereof, (i) 994,187 shares of INVB Common Stock are outstanding, and all of such shares are fully paid, validly issued and nonassessable, and (ii) no shares of INVB Preferred Stock are outstanding. As of the date hereof, 100,000 shares of INVB Common Stock are reserved for issuance pursuant to the Equity Plan, of which 20,690 were subject to outstanding Options, and 105,000 shares of INVB Common Stock are reserved for issuance in connection with the Warrant. Except as otherwise provided herein, INVB does not have outstanding, and is not bound by, any subscriptions, options, warrants, calls, commitments or agreements to issue any additional shares of its capital stock, including any right of conversion or exchange under any outstanding security or other instrument, and INVB is not obligated to issue any shares of its capital stock for any purpose. There are no unsatisfied preemptive rights with respect to INVB Stock.

         SECTION 5.3 CONSENTS OF REGULATORY AUTHORITIES. Other than (i) filings with the SEC required for "going private" transactions; (ii) filings and Consents required by the Board of Governors of the Federal Reserve System; (iii) the filing of this Agreement or Articles of Merger with corporate and Regulatory Authorities, as appropriate; and (iv) other Consents, filings or notifications that, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on INVB, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by INVB of the Merger and the other transactions contemplated by this Agreement.

         SECTION 5.4 NO BREACH. Neither the execution and delivery of this Agreement by INVB, nor the consummation by INVB of the transactions contemplated hereby, nor compliance by INVB with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of INVB's Articles of Incorporation or bylaws or any resolution adopted by the board of directors or the shareholders of INVB, or

(ii) constitute or result in a Default under or result in the creation of any lien on any asset of INVB under, any Contract or permit of INVB, where such Default or lien is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on INVB.

         SECTION 5.5 COMPLIANCE WITH LAWS. INVB has in effect all permits necessary for it to own, lease or operate its material assets and to carry on its business as now conducted, except for those permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on INVB, and there has occurred no Default under any such permit, other than Defaults which could not reasonably be anticipated to have, individually or in the aggregate, a Material Adverse Effect on INVB. INVB:

                 (a) is not in Default under any of the provisions of its Articles of Incorporation or bylaws;

                 (b) is not in Default under any Legal Requirement, Order or permit applicable to its business, except for Defaults that could not reasonably be anticipated to have, individually or in the aggregate, a Material Adverse Effect on INVB; and

                 (c) since January 1, 2001, has not received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that INVB is not, or may not be, in compliance with any Legal Requirement, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on INVB, (ii) threatening to revoke any permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on INVB, or (iii) requiring INVB to enter into or consent to the issuance of a cease and desist order, injunction, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its employment decisions, its employment safety practices, its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

         SECTION 5.6 PROCEEDINGS. There is no Proceeding instituted or pending, or, to the Knowledge of INVB, Threatened (or unasserted but considered probable of assertion and that if asserted would have at least a reasonable possibility of an unfavorable outcome) against INVB, or against any director or officer in their capacities as such, or against any asset, interest, or right of any of them that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on INVB, nor are there any Orders outstanding against INVB that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on INVB.

         SECTION 5.7 TAKEOVER LAWS. INVB has taken all necessary action to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable "fair price," "business combination," "control share," or other anti-takeover laws (collectively, "TAKEOVER LAWS").

         SECTION 5.8 BOARD ACTION. The Board of Directors of INVB, at a meeting duly called and held, has determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the shareholders of INVB, and approved this Agreement and the transactions contemplated hereby, including the Merger.

                                   ARTICLE VI
                     REPRESENTATIONS AND WARRANTIES OF NEWCO

         Newco hereby represents and warrants to INVB that:

         SECTION 6.1 CORPORATE ORGANIZATION, AUTHORIZATION, ETC. Newco is a corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin and has full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. Newco is duly qualified or licensed to do business as a foreign corporation and is in good standing in the states of the United States and foreign jurisdictions where the character of its assets or the nature or conduct of its business makes such qualification or licensing necessary, except for jurisdictions in which the failure to be so qualified, licensed and in good standing would have a Material Adverse Effect on Newco. This Agreement has been duly executed and delivered by Newco and is a valid and binding agreement of Newco in accordance with its terms, subject to laws relating to creditors' rights generally.

         SECTION 6.2 AUTHORIZED AND OUTSTANDING STOCK. The authorized capital stock of Newco consists of 100 shares of common stock, par value $0.01 per share. As of the date hereof, one share of Newco Stock outstanding, and SUCH share is fully paid, validly issued and nonassessable. Newco does not have outstanding, and is not bound by, any subscriptions, options, warrants, calls, commitments or agreements to issue any additional shares of its capital stock, including any right of conversion or exchange under any outstanding security or other instrument, and Newco is not obligated to issue any shares of its capital stock for any purpose. There are no unsatisfied preemptive rights in respect of Newco Stock.

         SECTION 6.3 CONSENTS OF REGULATORY AUTHORITIES. Other than (i) filings with the SEC required for "going private" transactions; (ii) the filing of this Agreement or Articles of Merger with corporate and Regulatory Authorities, as appropriate; and (iii) other Consents, filings or notifications that, if not obtained or made are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Newco, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Newco of the Merger and the transactions contemplated by this Agreement.

         SECTION 6.4 NO BREACH. Neither the execution and delivery of this Agreement by Newco, nor the consummation by Newco of the transactions contemplated hereby, nor compliance by Newco with any of the provisions hereof, will (i) conflict with or result in a breach of any provisions of Newco' Articles of Incorporation or bylaws, or (ii) constitute or result in a Default under or result in the creation of any lien on any asset of Newco under, any Contract or permit of Newco, where such Default or lien is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Newco.

         SECTION 6.5       COMPLIANCE WITH LAWS. Newco:

                 (a) is not in Default under any of the provisions of its Articles of Incorporation or bylaws;

                 (b) is not in Default under any Legal Requirement, except for Defaults that could not reasonably be anticipated to have, individually or in the aggregate, a Material Adverse Effect on Newco; and

                 (c) since its incorporation, has not received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof asserting that Newco is not, or may not be, in compliance with any Legal Requirement, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Newco.

         SECTION 6.6 PROCEEDINGS. There is no Proceeding instituted or pending, or, to the Knowledge of Newco, Threatened (or unasserted but considered probable of assertions and that if asserted would have at least a reasonable possibility of an unfavorable outcome) against Newco, or against any director or officer in their capacities as such, or against any asset, interest, or right of Newco that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Newco, nor are there any Orders outstanding against Newco, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Newco.

         SECTION 6.7 TAKEOVER LAWS. Newco has taken all necessary action to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable Takeover Laws.

         SECTION 6.8 BOARD ACTION. The Board of Directors of Newco, at a meeting duly called and held, has by unanimous vote of the directors present (who constitute all of the directors then in office) adopted this Agreement and the transactions contemplated hereby, including the Merger.

                                  ARTICLE VII
               OBLIGATIONS PRIOR AND SUBSEQUENT TO EFFECTIVE TIME

         SECTION 7.1 SCHEDULE 13E-3. As promptly as practicable following the date of this Agreement, INVB and Newco shall file with the SEC, and shall use their reasonable best efforts to cause any of their Affiliates engaging in this transaction to file with the SEC, a Rule 13E-3 Transaction Statement on
Schedule 13E-3.

         SECTION 7.2 REPORTS. Each of INVB and Newco shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other party copies of all such reports promptly after the same are filed. As of their respective dates, any such reports will comply in all material respects with all Legal Requirements and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         SECTION 7.3 CONSENTS OF REGULATORY AUTHORITIES. INVB and Newco shall cooperate with each other and use their reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and to obtain as promptly as practicable all Consents of all Regulatory Authorities and other Persons that are necessary or advisable to consummate the transactions contemplated by this Agreement, including the Merger. The parties agree that they will consult with each other with respect to the obtaining of all Consents of all Regulatory Authorities and other Persons necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to contemplation of the transactions contemplated herein. Each party also shall promptly advise the other upon receiving any communication from any Regulatory Authority whose Consent is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any requisite Consent will not be obtained or that the receipt of any such Consent will be materially delayed.

         SECTION 7.4 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each of INVB and Newco agrees to use, and to cause its subsidiaries, if any, to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Legal Requirements to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in

ARTICLE VIII; provided, however, that nothing herein shall preclude either party from exercising its rights under this Agreement.

         SECTION 7.5 PRESS RELEASES. INVB and Newco shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement; provided, however, that nothing in this SECTION 7.5 shall prohibit any party from making any disclosure that is necessary or advisable in order to comply with such party's disclosure obligations under any applicable Legal Requirements.

         SECTION 7.6 FURTHER ASSURANCES. Each party hereto agrees to execute and deliver such instruments and take such other party may reasonably require in order to carry out the intent of this Agreement. Each party shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to effect the Merger in accordance with the terms and conditions of this Agreement.

                                  ARTICLE VIII
                   CONDITIONS PRECEDENT TO OBLIGATIONS OF INVB

         The obligation of INVB to consummate the Merger and to take the other actions required to be taken by INVB at the Effective Time are subject to the satisfaction of each of the following conditions (any of which may be waived by INVB, in whole or in part):

         SECTION 8.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES. All of the representations and warranties of Newco set forth in this Agreement shall be true and correct in all material respects with the same force and effect as if all of such representations and warranties were made at the Effective Time, provided, however, that to the extent such representations and warranties expressly relate to an earlier date, such representations shall be true and correct in all material respects on and as of such earlier date, and provided further, that to the extent that such representations and warranties are made in this Agreement subject to a standard of materiality or Knowledge, such representations and warranties shall be true and correct in all respects.

         SECTION 8.2 NEWCO'S PERFORMANCE. Newco shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Effective Time, provided, however, that to the extent performance and compliance with such covenants and obligations are subject in this Agreement to a standard of materiality, Newco shall have performed and complied in all respects with such covenants and obligations.

         SECTION 8.3 DOCUMENTS SATISFACTORY. All proceedings, corporate or other, to be taken by Newco in connection with the Merger, and all documents incident thereto, shall be reasonably satisfactory in form and substance to INVB, and Newco shall have made available to INVB for examination the originals or true and correct copies of all records and documents relating to the business and affairs of Newco that INVB may reasonably request in connection with said transactions.

         SECTION 8.4 NO PROCEEDINGS. Since the date of this Agreement, there must not have been commenced or Threatened against Newco or INVB, or against any of the Affiliates of INVB any Proceeding: (a) involving any challenge to, or seeking damages or other relief in connection with, the Merger; or (b) that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger; or (c) that would reasonably be expected to have a Material Adverse Effect on Newco.

         SECTION 8.5 CONSENTS. Any Consents required to be secured by either party by the terms of this Agreement or otherwise reasonably necessary in the opinion of INVB to consummate the Merger and all necessary regulatory approvals shall have been obtained and shall be reasonably satisfactory to INVB, and all applicable waiting periods shall have expired.

         SECTION 8.6 NO INJUNCTION. There shall be no Legal Requirement or any injunction or other Order that has been adopted or issued, or has otherwise become effective, since the date of this Agreement that prohibits the Merger.

                                   ARTICLE IX
                  CONDITIONS PRECEDENT TO OBLIGATIONS OF NEWCO

         Newco's obligation to consummate the Merger and to take the other actions required to be taken by Newco at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Newco, in whole or in part):

         SECTION 9.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES. All of the representations and warranties of INVB set forth in this Agreement shall be true and correct in all material respects with the same force and effect as if all of such representations and warranties were made at the Effective Time, provided, however, that to the extent such representations and warranties expressly relate to an earlier date, such representations shall be true and correct in all material respects on and as of such earlier date, and provided further, that to the extent that such representations and warranties are made in this Agreement subject to a standard of materiality or Knowledge, such representations and warranties shall be true and correct in all respects.

         SECTION 9.2 INVB'S PERFORMANCE. INVB shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it, under the terms of this Agreement on or prior to the Effective Time, provided, however, that to the extent performance and compliance with such covenants and obligations are subject in this Agreement to a standard of materiality.

         SECTION 9.3 DOCUMENTS SATISFACTORY. All proceedings, corporate or other, to be taken by INVB in connection with the Merger, and all documents incident thereto, shall be reasonably satisfactory in form and substance to Newco.

         SECTION 9.4 NO PROCEEDINGS. Since the date of this Agreement, there must not have been commenced or Threatened against Newco or INVB, or against any of the Affiliates of Newco any Proceeding: (a) involving any challenge to, or seeking damages or other relief in connection with, the Merger; or (b) that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger; or (c) that would reasonably be expected to have a Material Adverse Effect on INVB.

         SECTION 9.5 CONSENTS. Any Consents required to be secured by either party by the terms of this Agreement or otherwise reasonably necessary in the opinion of Newco to consummate the Merger and all necessary regulatory approvals shall have been obtained and shall be reasonably satisfactory to Newco, and all applicable waiting periods shall have expired.

         SECTION 9.6 NO INJUNCTION. There shall be no Legal Requirement or any injunction or other Order that has been adopted or issued, or has otherwise become effective, since the date of this Agreement that prohibits the Merger.

                                    ARTICLE X
                                   TERMINATION

         SECTION 10.1 RIGHT OF TERMINATION. Anything herein to the contrary notwithstanding, prior to filing of this Agreement or Articles of Merger with the Secretary of State of the State of Wisconsin, this Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time by the mutual consent in writing of the boards of directors of INVB and Newco.

         SECTION 10.2 EFFECT OF TERMINATION. If this Agreement is terminated pursuant to this ARTICLE X, the same shall be of no further force or effect and there shall be no liability by reason of this Agreement or the termination thereof on the part of Newco, INVB or any of the directors, officers, employees, or agents, or shareholders of any of them, except as to any liability for breach of any duty, representation, warranty or obligation under this Agreement arising prior to the date of termination.

                                   ARTICLE XI
                                  MISCELLANEOUS

         SECTION 11.1 GOVERNING LAW. All questions concerning the construction, validity and interpretation of this Agreement, and the performance of the obligations imposed by this Agreement shall be governed by the State of Wisconsin applicable to Contracts made and wholly to be performed in such state without regard to conflicts of laws.

         SECTION 11.2 BROKERS. Except for Wipfli Ullrich Bertelson LLP, each of INVB and Newco represents and warrants that neither it not any of its officers, directors, employees or Affiliates has employed any broker or finder or incurred any liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions or finders' fees in connection with this Agreement or the transactions contemplated hereby.

         SECTION 11.3 ASSIGNMENTS, SUCCESSORS AND NO THIRD PARTY RIGHTS. No party may assign any of its rights under this Agreement to any other Person without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

         SECTION 11.4 WAIVER. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law: (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party;
(b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

         SECTION 11.5 MODIFICATION. This Agreement may only be amended by a written agreement executed by both parties.

         SECTION 11.6 NOTICES. All notices, consents, waivers and other communications under this Agreement must be in writing (which shall include telecopy communication) and will be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by certified mail (return receipt requested) with first class postage prepaid or by facsimile if confirmed immediately thereafter by also mailing a copy of any notice, request or other communication by mail as required in this Section:

                  (a)      If to INVB, to:

                           InvestorsBancorp, Inc.
                           W239 N1700 Busse Road
                           Waukesha, WI 53188-1160
                           Attention: Mr. George R. Schonath
                           Facsimile: (262) 523-4193

                  (b)      if to Newco, to:

                           Investors Subsidiary, Inc.
                           W239 N1700 Busse Road
                           Waukesha, WI 53188-1160
                           Attention: Mr. George R. Schonath
                           Facsimile: (262) 523-4193

                  with a copy to:

                           Barack Ferrazzano Kirschbaum
                              Perlman & Nagelberg LLC
                           333 W. Wacker Drive, Suite 2700
                           Chicago, Illinois 60606
                           Facsimile: (312) 984-3150
                           Attention: John E. Freechack, Esq.

or to such other Person or place as INVB or Newco shall furnish in writing. Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided in this Section, five (5) Business Days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next Business Day after deposit with such service; and (d) if by facsimile, on the next Business Day if also confirmed by mail in the manner provided in this Section.

         SECTION 11.7 ENTIRE AGREEMENT. This Agreement and any documents executed by the parties pursuant to this Agreement and referred to herein constitute a complete and exclusive statement of the entire understanding and agreement of the parties hereto with respect to their subject matter and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.

         SECTION 11.8 SEVERABILITY. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Merger is adversely affected thereby.

         SECTION 11.9 COUNTERPARTS. This Agreement and any amendments thereto may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

         SECTION 11.10 SURVIVAL. None of the representations and warranties set forth in this Agreement shall survive the Effective Time.

                      [THIS SPACE LEFT INTENTIONALLY BLANK]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers as of the day and year first written above.

INVB:                                    NEWCO:

INVESTORSBANCORP, INC., a Wisconsin      INVESTORS SUBSIDIARY, INC., a Wisconsin
corporation                              corporation

By:      /s/ George R. Schonath          By:    /s/ George R. Schonath
   -----------------------------------      ------------------------------
Name:    George R. Schonath              Name:  George R. Schonath
Title:   Chief Executive Officer         Title: President

                                                                    APPENDIX B-1

[LETTER HEAD OF WIPFLI ULLRICH BERTELSON LLP]

March 20, 2003

Ms. Susan Hauke
InvestorsBancorp, Inc. and Subsidiaries
P.O. Box 190
Waukesha, WI 53188-0190

Dear Susan:

Enclosed please find six copies of our valuation of InvestorsBancorp, Inc. (the "Holding Company") and Subsidiaries performed as of January 3, 2003. Please note that we have arrived at a fair value of $13.71 per share based on 1,055,906 shares issued and outstanding.

In accordance with your authorization, I have also performed limited valuation procedures to "roll forward" the fair value as of January 3, 2003 to March 19, 2003. The roll forward was performed by updating our various models for newly available information. The newly available information included updating the guideline companies' 30- day average closing prices through March 19, 2003, estimating the guideline companies' increase in book value for estimated earnings through March 19, 2003, and increasing the book value of the Holding Company for estimated earnings through March 19, 2003.

The table below shows the value determined under each of the three approaches and final conclusion for the original valuation and the roll-forward date.

                                           January 3, 2003        March 19, 2003
                                           ---------------        --------------
Historical Prices Paid Method                  $ 15.17               $ 15.62
Guideline Companies Method                       13.32                 14.05
Guideline Transaction Method                     12.63                 12.94
                                               -------               -------
CONCLUSION                                     $ 13.71               $ 14.20
                                               =======               =======

The following pages show the support for the roll-forward number.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Kevin M. Janke

Kevin M. Janke, CPA/ABV, ASA
Partner
Business Valuation/M&A Services

KMJ/ka
Encs.

cc:      Sarah Bernstein

INVESTORSBANCORP, INC.
WAUKESHA, WISCONSIN

CORRELATION

Historical price method                                        $15.62
                                                               ======

Guideline company method                                       $14.05
                                                               ======

Guideline transaction method                                   $12.94
                                                               ======

Conclusion- average of three methods                           $14.20
                                                               ======

INVESTORSBANCORP, INC.
WAUKESHA, WISCONSIN

30 day average of the Holding Company's closing price                    $ 13.02

           Premium for control (20%)                                        2.60
                                                                         -------

           Fair value at March 19, 2003 utilizing this method            $ 15.62
                                                                         =======

INVESTORSBANCORP, INC.
WAUKESHA, WISCONSIN

VALUATION OF THE HOLDING COMPANY - GUIDELINE COMPANY METHOD
   (amounts in thousands)

THE HOLDING COMPANY'S HISTORICAL AND ADJUSTED EARNINGS

                                              Dec 31,     Dec 31,      Dec 31,      Dec 31,      Dec 31,
Net Income for the Year ended                  1998        1999         2000         2001         2002
                                           --------------------------------------------------------------
Income from operations                     $  379,000   $  956,000   $  834,000   $2,140,000   $2,554,000
Current taxes (as reported)                $   82,000   $  362,000   $  272,000   $  668,000   $  882,000
                                           --------------------------------------------------------------
Adjusted Historical Earnings               $  297,000   $  594,000   $  562,000   $1,472,000   $1,672,000
                                           ==============================================================

DETERMINATION OF THE ESTIMATED FAIR MARKET VALUE OF THE HOLDING COMPANY

Estimated Ongoing Earnings (most recent period - rounded)                                               $  1,672,000

Capital to Earnings Multiple based on Guideline Public Company Method                                           9.52
                                                                                                        ------------
Fair Market Value of the Holding Company                                                                $ 15,921,321

Less: Outstanding Trust Preferred Securities                                                            $ (5,000,000)
                                                                                                        ------------
Fair Market Value of the Holding Company, on a minority, marketable basis                               $ 10,921,321

Add: Control Premium (20%)                                                                              $  2,184,264
Add: Cash from exercising options and warrants                                                          $    972,000
                                                                                                        ------------
Fair Value of the Holding Company, on a marketable, majority interest basis                             $ 14,077,585

Divided by: Number of shares outstanding - fully                                                           1,055,996
                                                                                                        ------------
Per Share Fair Value of the Holding Company, on a marketable, majority diluted basis interest basis     $      13.33
                                                                                                        ============

II. Holding Company's Book Value as of March 19, 2003                                                   $ 10,915,000

Price to Book Multiple based on Guideline Transaction Method                                                    1.12
                                                                                                        ------------
Fair Market Value of the Holding Company                                                                $ 12,176,847

Less: Outstanding Trust Preferred Securities                                                            $          0
                                                                                                        ------------

Fair Market Value of the Holding Company, on a minority, marketable basis                               $ 12,176,847

Add: Control Premium (20%)                                                                              $  2,435,369
Add: Cash from exercising options and warrants                                                          $    972,000
                                                                                                        ------------
Fair Value of the Holding Company, on a marketable, majority interest basis                             $ 15,584,216

Divided by: Number of shares outstanding - fully diluted basis                                             1,055,996
                                                                                                        ------------
Per Share Fair Value of the Holding Company, on a marketable, majority interest basis                   $      14.76
                                                                                                        ============

AVERAGE OF THE TWO VALUE DETERMINATIONS UNDER THIS METHOD                                               $      14.05
                                                                                                        ============

GUIDELINE COMPANY DATA
AS OF MARCH 19, 2003

                                                                        30 day avg
                                                           Total         closing     Outstanding      Market          Trust
                                          Ticker          Assets      Price through    Shares     Capitalization    Preferred
        Name / Location                   Symbol      (in thousands)    3/19/2003    (millions)     (millions)      (millions)
-------------------------------------------------------------------------------------------------------------------------------
Baylake Corp.
 Sturgeon Bay, WI                         BYLK.OB      $    904,656     $   13.38       7.48        $   100.08      $   16.10

Commercial National Financial Corp
 Ithaca, MI                               CEFC.OB      $    228,849     $   11.74       3.63        $    42.62      $    0.00

Heartland Financial USA
 Dubuque, IA                              HTLF.OB      $  1,785,979     $   21.33       9.86        $   210.31      $    0.00

Horizon Bancorp
 Michigan City, IN                        HBNC         $    720,100     $   28.49       1.98        $    56.41      $   12.00

Iowa First Bancshares Corp.
 Muscatine, IA                            IFST         $    378,705     $   24.29       1.44        $    34.98      $    0.00

Mahaska Investment Company
 Oskaloosa, IA                            OSKY         $    540,787     $   16.27       3.92        $    63.78      $   10.00

Mid-Wisconsin Financial Services Inc
Medford, WI                               MWFS.OB      $    368,040     $   27.46       1.69        $    46.41      $    0.00

Monroe Bancorp
 Bloomington, IN                          MROE         $    533,317     $   13.60       6.10        $    82.96      $    0.00

Princeton National Bancorp
 Princeton, IL                            PNBC         $    587,525     $   21.91       3.23        $    70.77      $    0.00

   Average

   Median

Selected Multiple *

                                              Trailing Twelve Months            Price     Capital      Estimated    Price to
                                          -------------------------------       to TTM     to TTM      19-Mar-03      Book
        Name / Location                    ROA        ROE        Earnings      Earnings   Earnings     Book Value     Value
-----------------------------------------------------------------------------------------------------------------------------
Baylake Corp.
 Sturgeon Bay, WI                         1.00%      13.98%      $  1.15        11.63       13.51      $    8.87      3.32

Commercial National Financial Corp
 Ithaca, MI                               1.33%      13.13%      $  0.78        15.05       15.05      $    6.33      1.85

Heartland Financial USA
 Dubuque, IA                              1.13%      16.44%      $  1.68        12.70       12.70      $   12.97      1.64

Horizon Bancorp
 Michigan City, IN                        0.83%      14.21%      $  2.75        10.36       12.56      $   21.49      1.33

Iowa First Bancshares Corp.
 Muscatine, IA                            0.93%      13.55%      $  2.48         9.79        9.79      $   21.03      1.15

Mahaska Investment Company
 Oskaloosa, IA                            1.03%      10.73%      $  1.41        11.54       13.35      $   13.95      1.17

Mid-Wisconsin Financial Services Inc
Medford, WI                               1.30%      14.56%      $  2.65        10.36       10.36      $   19.69      1.39

Monroe Bancorp
 Bloomington, IN                          1.17%      14.32%      $  1.00        13.60       13.60      $    7.47      1.82

Princeton National Bancorp
 Princeton, IL                            1.08%      12.37%      $  1.86        11.78       11.78      $   16.20      1.35

                                          ----------------                      -----------------                     ----
   Average                                1.09%      13.70%                     11.87       12.52                     1.67
                                          ================                      =================                     ====
   Median                                 1.08%      13.98%                     11.63       12.70                     1.39
                                          ================                      =================                     ====

Selected Multiple *                                                                          9.52                     1.12
                                                                                             ====                     ====

* This multiple was adjusted downwards for the reliance on a key employee, the use of brokered CD's for deposits, the Bank's one location, the amount of fee income from BMSBLC, and other factors offset by the Bank's strong recent growth.

INVESTORSBANCORP, INC.
WAUKESHA, WISCONSIN

VALUATION OF THE HOLDING COMPANY - GUIDELINE TRANSACTION METHOD
   (amounts in thousands)

DETERMINATION OF THE ESTIMATED FAIR MARKET VALUE OF THE HOLDING COMPANY

I. Historical Earnings (most recent period)                                                    $  1,672,000

Price to Earnings Multiple based on Guideline Transaction Method                                       10.3
                                                                                               ------------
Fair Market Value of the Holding Company, on a marketable, majority basis                      $ 17,292,660

Less: Outstanding Trust Preferred Securities                                                   $ (5,000,000)
Add: Cash from exercising options and warrants                                                 $    972,000
                                                                                               ------------
Fair Market Value of the Holding Company, on a majority, marketable basis                      $ 13,264,660
Divided by: Number of shares outstanding - fully diluted basis                                    1,055,996
                                                                                               ------------
Per Share Fair Value of the Holding Company, on a marketable, majority interest basis          $      12.56
                                                                                               ============

II. Holding Company's Book Value as of March 19, 2003                                          $ 10,915,000

Price to Book Multiple based on Guideline Transaction Method                                            1.2
                                                                                               ------------
Fair Market Value of the Holding Company, on a marketable, majority basis                      $ 13,098,000

Less: Outstanding Trust Preferred Securities                                                   $          0
Add: Cash from exercising options and warrants                                                 $    972,000
                                                                                               ------------
Fair Market Value of the Holding Company, on a majority, marketable basis                      $ 14,070,000

Divided by: Number of shares outstanding - fully diluted basis                                    1,055,996
                                                                                               ------------
Per Share Fair Value of the Holding Company, on a marketable, majority interest basis          $      13.32
                                                                                               ============

  AVERAGE OF THE TWO VALUE DETERMINATIONS UNDER THIS METHOD                                    $      12.94
                                                                                               ============

GUIDELINE TRANSACTION DATA
AS OF MARCH 19, 2003

                                          Total       Equity /   NPAs /  Trailing Twelve Months     TTM      Price to
                                         Assets        Assets    Assets  ----------------------   Price to     Book
Seller Name / Location               (in thousands)      (%)      (%)         ROA      ROE        Earnings    Value
---------------------------------------------------------------------------------------------------------------------
Fortress Bancshares, Inc.
 Westby, WI                           $   206,802       6.75      n/a        0.89%    13.35%       12.35      1.50

Waunakee Bank Shares, Inc.
 Waunakee, WI                         $   103,141       6.07     1.68       -0.23%    -3.87%         n/m      1.43

Bancorp Inc.
 Cedarburg, WI                        $    46,707       10.66    0.18        1.16%    10.57%       14.41      1.28

Northern Plains Bancshares
 Thief River Falls, MN                $    46,946        7.43    0.20        1.06%    13.91%       13.17      1.67

Marquette Bank Illinois
 Galesburg, IL                        $   140,730        9.45    0.18        1.04%    12.12%       15.27      1.77
                                      ----------------------------------------------------------------------------

 Average                                                 8.07    0.56        0.78%     9.22%       13.80      1.53
                                                         =========================================================

 Median                                                  7.43    0.19        1.04%    12.12%       13.79      1.50
                                                         =========================================================

Selected Multiples ( the median) *                                                                  10.3      1.20
                                                                                                   ===============

* This multiple was adjusted downwards for the reliance on a key employee, the use of brokered CD's for deposits, the Bank's one location, the amount of fee income from BMSBLC, and other factors offset by the Bank's strong recent growth.

INVESTORSBANCORP, INC.
WAUKESHA, WISCONSIN

VALUATION OF THE HOLDING COMPANY - GUIDELINE COMPANY METHOD
(amounts in thousands)

THE HOLDING COMPANY'S HISTORICAL AND ADJUSTED EARNINGS

                                                 Dec 31,    Dec 31,     Dec 31,      Dec 31,        Dec 31,
Net Income for the Year ended                     1998       1999        2000         2001           2002
                                               --------------------------------------------------------------
Income from operations                         $ 379,000   $ 956,000   $ 834,000   $ 2,140,000    $ 2,554,000
Current taxes (as reported)                    $  82,000   $ 362,000   $ 272,000   $   668,000    $   882,000
                                               --------------------------------------------------------------
Adjusted Historical Earnings                   $ 297,000   $ 594,000   $ 562,000   $ 1,472,000    $ 1,672,000
                                               ==============================================================

DETERMINATION OF THE ESTIMATED FAIR MARKET VALUE OF THE HOLDING COMPANY

Estimated Ongoing Earnings (most recent period - rounded)                                    $  1,672,000

Capital to Earnings Multiple based on Guideline Public Company Method                                 8.4
                                                                                             ------------
Fair Market Value of the Holding Company                                                     $ 14,077,161

Less: Outstanding Trust Preferred Securities                                                 $ (5,000,000)
                                                                                             ------------
Fair Market Value of the Holding Company, on a minority, marketable basis                    $  9,077,161

Add: Control Premium (20%)                                                                   $  1,815,432
Add: Cash from exercising options and warrants                                               $    972,000
                                                                                             ------------
Fair Value of the Holding Company, on a marketable, majority interest basis                  $ 11,864,593

Divided by: Number of shares outstanding - fully diluted basis                                  1,055,996
                                                                                             ------------
Per Share Fair Value of the Holding Company, on a marketable, majority interest basis        $      11.24
                                                                                             ============

II. Holding Company's Book Value as of December 31, 2002                                     $ 10,357,000

Price to Book Multiple based on Guideline Transaction Method                                         1.23
                                                                                             ------------

Fair Market Value of the Holding Company                                                     $ 12,739,110

Less: Outstanding Trust Preferred Securities                                                 $          0
                                                                                             ------------

Fair Market Value of the Holding Company, on a minority, marketable basis                    $ 12,739,110

Add: Control Premium (20%)                                                                   $  2,547,822
Add: Cash from exercising options and warrants                                               $    972,000
                                                                                             ------------
Fair Value of the Holding Company, on a marketable, majority interest basis                  $ 16,258,932

Divided by: Number of shares outstanding - fully diluted basis                                  1,055,996
                                                                                             ------------
Per Share Fair Value of the Holding Company, on a marketable, majority interest basis        $      15.40
                                                                                             ============

  AVERAGE OF THE TWO VALUE DETERMINATIONS UNDER THIS METHOD                                  $      13.32
                                                                                             ============

GUIDELINE COMPANY DATA
AS OF DECEMBER 31, 2002

                                                                        30 day avg
                                                           Total         closing       Outstanding       Market          Trust
                                            Ticker         Assets      Price through      Shares     Capitalization    Preferred
        Name / Location                     Symbol     (in thousands)   12/31/2002      (millions)     (millions)      (millions)
---------------------------------------------------------------------------------------------------------------------------------
Baylake Corp.
 Sturgeon Bay, WI                           BYLK.OB     $   904,656     $    13.13         7.48        $    98.21      $   16.10

Commercial National Financial Corp
 Ithaca, MI                                 CEFC.OB     $   228,849     $    11.77         3.63        $    42.73      $    0.00

Heartland Financial USA
 Dubuque, IA                                HTLF.OB     $ 1,785,979     $    15.76         9.86        $   155.39      $    0.00

Horizon Bancorp
 Michigan City, IN                          HBNC        $   720,100     $    24.49         1.98        $    48.49      $   12.00

Iowa First Bancshares Corp.
 Muscatine, IA                              IFST        $   378,705     $    22.92         1.44        $    33.00      $    0.00

Mahaska Investment Company
 Oskaloosa, IA                              OSKY        $   540,787     $    15.10         3.92        $    59.19      $   10.00

Mid-Wisconsin Financial Services Inc
 Medford, WI                                MWFS.OB     $   368,040     $    27.07         1.69        $    45.75      $    0.00

Monroe Bancorp
 Bloomington, IN                            MROE        $   533,317     $    13.19         6.10        $    80.46      $    0.00

Princeton National Bancorp
 Princeton, IL                              PNBC        $   587,525     $    20.88         3.23        $    67.44      $    0.00

  Average

  Median

Selected Multiple *

                                               Trailing Twelve Months        Price     Capital      Last      Price to
                                            ---------------------------     to TTM     to TTM     Qtr End       Book
        Name / Location                      ROA       ROE     Earnings    Earnings   Earnings   Book Value     Value
----------------------------------------------------------------------------------------------------------------------
Baylake Corp.
 Sturgeon Bay, WI                           1.00%     13.98%   $   1.15      11.42      13.29     $   8.62       1.52

Commercial National Financial Corp
 Ithaca, MI                                 1.33%     13.13%   $   0.78      15.09      15.09     $   6.16       1.91

Heartland Financial USA
 Dubuque, IA                                1.13%     16.44%   $   1.68       9.38       9.38     $  12.60       1.25

Horizon Bancorp
 Michigan City, IN                          0.83%     14.21%   $   2.75       8.91      11.11     $  20.89       1.17

Iowa First Bancshares Corp.
 Muscatine, IA                              0.93%     13.55%   $   2.48       9.24       9.24     $  20.49       1.12

Mahaska Investment Company
 Oskaloosa, IA                              1.03%     10.73%   $   1.41      10.71      12.52     $  13.64       1.11

Mid-Wisconsin Financial Services Inc
 Medford, WI                                1.30%     14.56%   $   2.65      10.22      10.22     $  19.11       1.42

Monroe Bancorp
 Bloomington, IN                            1.17%     14.32%   $   1.00      13.19      13.19     $   7.25       1.82

Princeton National Bancorp
 Princeton, IL                              1.08%     12.37%   $   1.86      11.23      11.23     $  15.79       1.32
                                            ---------------                  ----------------                    ----
  Average                                   1.09%     13.70%                 11.04      11.70                    1.40
                                            ===============                  ================                    ====
  Median                                    1.08%     13.98%                 10.71      11.23                    1.32
                                            ===============                  ================                    ====

Selected Multiple *                                                                      8.42                    1.06
                                                                                         ====                    ====

* This multiple was adjusted downwards for the reliance on a key employee, the use of brokered CD's for deposits, the Bank's one location, the amount of fee income from BMSBLC, and other factors offset by the Bank's strong recent growth.

                                                  INVESTORSBANCORP, INC. AND
                                                  SUBSIDIARIES
                                                  WAUKESHA, WISCONSIN

                                                  FAIR VALUE BUSINESS VALUATION
                                                  AS OF JANUARY 3, 2003



                                                  Prepared By:
                                                  WIPFLI ULLRICH BERTELSON LLP
                                                  500 Third St.
                                                  P.O. Box 8010
                                                  Wausau, WI 54402-8010
                                                  (715) 845-3111
                                                  Fax: (715) 845-1189

Wipfli Ullrich Bertelson LLP

                                TABLE OF CONTENTS

Valuation Consultant's Report...............................................................................    1

DESCRIPTIVE INFORMATION

       Background Business Information......................................................................    6
       General Economic Perspective.........................................................................    9
       Industry Information.................................................................................   17
       Loan Portfolio Disclaimer............................................................................   21
       Review of Financial Position and Performance.........................................................   22

VALUATION

       Book Value...........................................................................................   30
       Determination of Fair Value..........................................................................   31
       Specific Approaches to Valuation.....................................................................   32
       Correlation and Conclusion...........................................................................   41

STATEMENT OF GENERAL ASSUMPTIONS AND LIMITING CONDITIONS....................................................   42

EXHIBITS

       A   -    Certificate of Valuation Consultant
       B   -    Information Sources Used In Valuation
       C   -    Comparative Balance Sheets
       D   -    Comparative Income Statements
       E   -    Adjusted Historical Earnings
       F   -    Guideline Company Data
       G   -    Guideline Transaction Data

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                          VALUATION CONSULTANT'S REPORT

Mr. George Schonath
InvestorsBancorp, Inc. and Subsidiaries
P.O. Box 190
Waukesha, Wisconsin 53188-0190

                  RE:      Business Valuation
                           Fair value as of January 3, 2003
                           InvestorsBancorp, Inc. and Subsidiary

         In accordance with your authorization, we have appraised a majority, marketable ownership interest of the common stock of InvestorsBancorp, Inc. and its wholly owned subsidiaries, as of January 3, 2003. We are pleased to submit the results of our findings in the following report.

OBJECTIVE AND PURPOSE OF THE APPRAISAL

         The objective of the appraisal is to express an opinion of the fair value of the common stock of InvestorsBancorp, Inc.'s common stock, as of January 3, 2003, determined on a majority, marketable basis.

         The purpose of the appraisal is to value InvestorsBancorp, Inc. to assist the Board of Directors in setting a price per share to be used in management planning.

         Throughout the remainder of this report, InvestorsBancorp, Inc. may be referred to as the "Holding Company" and InvestorsBank may be referred to as the "Bank."

DEFINITION AND PREMISE OF VALUE

         The term fair value is a legally created standard of value that applies to certain specific transactions. In most states, fair value is the statutory standard of value applicable in cases of dissenting shareholders' appraisal rights. In these states, if a corporation merges, sells out, or takes certain other major actions, and the owner of a minority interest believes that he is being forced to receive less than adequate consideration for his stock, he has the right to have his shares appraised and to receive fair value in cash. In states that have adopted the Uniform Business Corporation Act, including Wisconsin, the definition of fair value is fairly similar. Section 180.1301(4) of the Wisconsin Statutes defines fair value as follows:

                  "With respect to a dissenter's shares, other than in a business combination, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable."

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                          VALUATION CONSULTANT'S REPORT

         Even in states that have adopted language similar to the standard definition for fair value, there is usually no clearly recognized consensus regarding the interpretation of fair value, however, published precedents established in various state courts certainly have not equated fair value to fair market value. Generally, states have defined fair value using a broader standard than simply fair market value. Even when a proportionate share of enterprise value is an indicated interpretation of "fair value," precedent as to which factors to consider and the relative weights to accord each varies considerably between states.

         In HMO-W Incorporated v. SSM Health Care System and the Neillsville Clinic, S.C. (case 98-2834), the Wisconsin Supreme Court reviewed a decision of the Court of Appeals regarding dissenters' rights. In its opinion filed June 7, 2000, the Wisconsin Supreme Court stated:

         "The legislature clearly did not intend to render fair value synonymous with fair market value when appraising dissenters' shares in a nonbusiness combination... Examining the purpose of dissenters' rights statutes; we conclude that the application of a minority discount in determining the fair value of a dissenter's shares frustrates the equitable purpose to protect minority shareholders. A dissenting shareholder is thus entitled to the proportionate interest of his or her minority shares in the going concern of the entire company."

Accordingly, based on this recent Wisconsin Supreme Court opinion, we have determined the fair value of the Company's stock on a marketable, majority interest basis.

         Fair value assumes a hypothetical situation with many built-in conditions and assumptions. Some of those assumptions are incorporated into the definitions above. Other assumptions and conditions are discussed or are implied or expressed in the attached Statement of General Assumptions and Limiting Conditions. IT SHOULD BE CLEAR THAT WHENEVER ANY OF THOSE CONDITIONS DO NOT APPLY OR WHEN SPECIAL "TERMS" ARE NEGOTIATED, THEN THE PRICE CAN VARY FROM THE ESTIMATED FAIR VALUE.

CONCLUSION:

         Based on the premises as outlined above and the investigation and analysis detailed in the attached narrative report and for the purpose as stated, it is concluded that the per share fair value of the common stock of InvestorsBancorp, Inc. determined on a majority, marketable basis, as of January 3, 2003, based on 1,055,906 shares outstanding on a fully diluted basis, is reasonably estimated at:

                  THIRTEEN DOLLARS AND SEVENTY ONE CENTS $13.71

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                          VALUATION CONSULTANT'S REPORT

VALUATION PROCEDURES:

         In conjunction with this valuation, there are many factors that must be considered in the valuation of a business enterprise. Among them are the pattern of historical performance and earnings, the Bank's competitive market position, experience and quality of management, marketability, and others. Some of these factors are outlined in Revenue Ruling 59-60 as the pertinent factors to consider in the valuation of closely held businesses or securities in those businesses. The Internal Revenue Service issued Revenue Ruling 59-60 (1959-1 C.B. 237) to indicate its viewpoint on the valuation of closely held securities. This ruling, as amended by Revenue Ruling 65-192 & 65-193 (1965-2 C.B. 259 &
370), has been accepted by the courts and the appraisal community as a basic guideline to the process.

         In the following report, we have given consideration to the eight pertinent factors discussed in Revenue Ruling 59-60 to the extent they are relevant for this valuation.

     The eight factors which we have considered are as follows:

     1. The nature of the business and the history of the enterprise from its inception.

     2. The economic outlook in general and the condition and outlook of the specific industry in particular.

     3. The value of the tangible assets as represented on the books of the company and financial condition of the business.

     4. The potential earnings capacity of the business and its ability to pay a fair return on an investment.

     5.  The actual dividends or the ability of the business to pay dividends.

     6. The presence of goodwill and other intangible assets in the overall enterprise value.

     7. The size of the company or size of the block of stock or security being valued; transactions or sales of similar securities, if available.

     8. Market data of similar businesses including actual sales and offerings; relevant financial and sale data of securities in publicly traded comparable companies.

         It should be noted that the above definition does not cover all possible values of a business. For example, the assumed buyer is a person who comes to the business and who buys it on the basis of its own financial strength. Some buyers, however, may have other motives for purchasing a business, such as the elimination of competition or the combination of two operations, that will provide a greater profit than each business could provide separately.

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                          VALUATION CONSULTANT'S REPORT

         Under these circumstances, there is information available to the buyer which is not available to the seller. Although these buyers may be willing to pay a particular premium to buy a business, an appraiser generally is not privy to this information unless specifically doing the valuation for the purpose of such a sale. We know of no such sale being imminent and thus do not further consider this particular situation in forming an opinion of value.

VALUATION TERMS AND CONDITIONS

         This report is intended for use only in connection with the stated purpose. No other purpose is intended or should be inferred.

         The following narrative report and exhibits further describe the analyses performed and conclusions reached during this appraisal. In addition, the statement of general assumptions and limiting conditions and certificate of valuation consultant are integral parts of this valuation opinion. This report should be read only in conjunction with them.

         We take no responsibility in updating this report for events and circumstances occurring after the date of the valuation.

                                           Sincerely,

                                           /s/ Wipfli Ullrich Bertelson LLP
                                           -------------------------------------
                                           Wipfli Ullrich Bertelson LLP

                                           Date: /s/ March 20, 2003
                                           -------------------------------------
                                           Wausau, Wisconsin

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                                NARRATIVE REPORT

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                             DESCRIPTIVE INFORMATION

                         BACKGROUND BUSINESS INFORMATION

HISTORY

         InvestorsBancorp, Inc. is a one-bank holding company that owns 100% of the stock of the InvestorsBank, which is located on the northern edge of Waukesha, Wisconsin. Waukesha is a community of approximately 40,000 people located approximately 20 miles directly west of downtown Milwaukee, in Waukesha County in southeastern Wisconsin. Waukesha County is part of the four-county Milwaukee Metropolitan Area.

         InvestorsBank was formed in September 1997 as a spin-off from The Middleton Doll Company, which was formerly known as Bando McGlocklin Capital Corporation. The Bank offers a complete line of financial services to small businesses and individuals in the community of Waukesha and in southeastern Wisconsin. Pursuant to a management services agreement, the Bank also manages the commercial loan and leased properties portfolios of Bando McGlocklin Small Business Lending Corporation (BMSBLC), a subsidiary of The Middleton Doll Company.

         The Bank originally rented its 4,750 square foot facility at W239 N1700 Busse Road, Waukesha, Wisconsin, under a triple net lease from BMSBLC, which has its main office in the same building. In the fourth quarter of 2002, the Bank purchased this facility from BMSBLC for approximately $2.4 million. The Bank's facilities are adequate to meet the needs of the Holding Company and the Bank for the foreseeable future.

         InvestorsBancorp, Inc. was formed as a subsidiary of The Middleton Doll Company in June 1996 to hold the assets to be acquired by the Bank upon its spin-off from The Middleton Doll Company. On September 6, 1997, The Middleton Doll Company distributed all 880,000 shares of the Holding Company's outstanding stock to its shareholders and, on September 8, 1997, the Bank commenced business. On January 15, 2000, the Holding Company paid a 5% stock dividend. The Holding Company has not paid any cash dividends since its formation, and the Holding Company and the Bank believe that all future earnings will be retained to finance the growth of the Bank and that no cash dividends will be paid in the foreseeable future.

         On September 19, 2000, the Bank formed a wholly owned subsidiary, Investors Business Credit, Inc., which was incorporated under Nevada State law. The subsidiary was formed to hold the Bank's long-term securities and certain commercial loans to take advantage of state tax law provisions that result in the Bank paying lower taxes to the State of Wisconsin.

         On June 20, 2002, InvestorsBancorp Capital Trust I (the "Trust") was incorporated under Delaware law as a wholly owned subsidiary of the Holding Company to issue and sell Capital Trust I Floating Rate Cumulative Trust Preferred Securities. The Company issued a debenture to the Trust in exchange for the proceeds from the sale of the securities on June 27, 2002. The

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                             DESCRIPTIVE INFORMATION

                         BACKGROUND BUSINESS INFORMATION

Trust issued 5,000 shares of Trust Preferred Securities with a liquidation value of $1,000 per share. The proceeds from this transaction were used by the Company to pay off $3.0 million of subordinated debt and to increase the capital of the Bank. The Trust Preferred Securities debt is due on June 30, 2032, with interest payable quarterly beginning on September 30, 2002. The interest rate is based on the three-month LIBOR rate plus 365 basis points (5.03% as of January 3, 2003) and resets quarterly with a maximum rate of 12% prior to June 30, 2007. The net $5.0 million of Trust Preferred Securities is considered tier 1 capital for regulatory purposes.

ORGANIZATION

         As of the valuation date, the Bank had 21 employees, three of whom were shared with BMSBLC. The Bank receives payment for the time its employees spend on BMSBLC activities. As of the valuation date, the Bank's management included:

     Name                        Age                       Title
     ----                        ---                       -----
George R. Schonath               61           President and Chief Executive Officer
Glen Michaelsen                  40           Senior Vice President - Commercial Lending
Kim DeMartino                    42           Senior Vice President - Mortgage Lending
Susan J. Hauke                   36           Vice President - Finance, Controller
Greg Mieske                      42           Vice President - Operations

COMMON STOCK OWNERSHIP

As of the valuation date, the shareholders of InvestorsBancorp, Inc. were as follows:

                         SHAREHOLDER                                  SHARES        PERCENT
-------------------------------------------------------------------------------------------
George R. Schonath                                                  241,870.180     22.905%
Schonath Family Partnership                                         237,943.131     22.533%
Thomas Evans, Trustee for the Sarah E. Schonath Irrevocable
Trust dated December 31, 1996                                        79,863.950      7.563%
Thomas Evans, Trustee for the Emily A Schonath Irrevocable
Trust dated December 31, 1996                                        79,863.950      7.563%
Sarah Schonath                                                        3,275.560      0.310%
Emily Schonath                                                        3,057.560      0.290%
Jenn Schonath                                                         1,262.490      0.120%
                                                                  -------------    -------
    Total - Schonath Family                                         647,136.821     61.284%
Other Shareholders                                                  408,829.000     38.716%
                                                                  -------------    -------
Total Shares Outstanding                                          1,055,965.821    100.000%
                                                                  =============    =======

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Wipfli Ullrich Bertelson LLP

                             DESCRIPTIVE INFORMATION

                         BACKGROUND BUSINESS INFORMATION

         The shares noted above are on a fully diluted basis including 27,201 stock options to an employee of the Bank and 105,000 warrants issued to the Schonath Family Partnership.

COMPETITORS

         Competitors include a number of financial institutions located near the Bank's Waukesha location as well as banks throughout the Milwaukee Metropolitan Area that focus on small business lending. The following were the largest commercial banks located in Waukesha County as of June 30, 2002, the last date this information was available from the FDIC:

--------------------------------------------------------------------------------
                                               TOTAL LOCAL            PERCENT OF
BANK / NUMBER OF LOCATIONS                       DEPOSITS               TOTAL
--------------------------------------------------------------------------------
M&I Marshall & Illsley Bank
    16 Offices                                $  1,323,396              21.10%
-----------------------------------------------------------------------------
Bank One Wisconsin
    14 Offices                                $    644,804              10.28%
-----------------------------------------------------------------------------
Associated Bank, N.A.
    19 Offices                                $    521,417               8.31%
-----------------------------------------------------------------------------
U.S. Bank, N.A.
    14 Offices                                $    487,795               7.78%
-----------------------------------------------------------------------------
Waukesha State Bank
    14 Offices                                $    434,690               6.93%
-----------------------------------------------------------------------------
Citizens Bank of Mukwonago
    10 Offices                                $    302,128               4.82%
-----------------------------------------------------------------------------
First Bank Financial Centre
    5 Offices                                 $    200,824               3.20%
-----------------------------------------------------------------------------
Park Bank
    2 Offices                                 $    123,678               1.97%
-----------------------------------------------------------------------------
InvestorsBank
    1 Office                                  $    121,378               1.94%
-----------------------------------------------------------------------------
Delafield State Bank
    1 Office                                  $    113,539               1.81%
-----------------------------------------------------------------------------

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Wipfli Ullrich Bertelson LLP

                             DESCRIPTIVE INFORMATION

                          GENERAL ECONOMIC PERSPECTIVE

         In the valuation of any company, the general economic factors prevailing at the date of the appraisal must be considered in order to gain insight into the economic climate in which investors are dealing. Although individual factors may or may not have a direct impact on a particular industry, the overall economy and the outlook for it, strongly influence how investors perceive the investment opportunities in all industries. In our analysis of the Holding Company and Bank, we have considered the general economic climate that prevailed at the date of this appraisal, as well as the outlook for the future.

SUMMARY - U.S. OUTLOOK

         The economy is staging a slow recovery that will gather steam as the year progresses. After suffering through a two-and-one-half-year bout of below-capacity growth (sometimes called a growth recession), real gross domestic product (GDP) should post growth of 3.0% this year, followed by 4.6% in 2004. This encouraging outlook assumes that the United States wages a short and successful war to unseat Saddam Hussein beginning in late February or mid-to-late-March. Also, tax cuts and increased military spending to replenish the equipment and supplies used up in the war will give the economy an extra boost during the second half of 2003 and early 2004. After increasing by 0.7% in the fourth quarter of 2002, real GDP is expected to increase 3.0% in the first quarter and 3.3% in the second quarter of 2003.

         In the near term, however, the unemployment rate will continue to rise as labor-force growth outstrips new hiring and as productivity gains slow the need for new workers. Inflation should accelerate slightly, to 2.0% this year and next, after coming in at 1.6% in 2002. Because inflation is expected to remain tame, the first Federal Reserve move to tighten interest rates is not expected until the August FOMC (Federal Open Market Committee) meeting. Bond yields will anticipate the tightening, and the stock market will begin a modest recovery.

         The dollar is expected to continue to fall modestly, but the current account deficit will widen as the U.S. grows faster than its trading partners. Corporate profits, which have been essentially flat for four years, should improve this year, but will not exceed their prior peak until 2004. Wage and salary gains will likely slow dramatically this year as employers try to control labor costs in the face of rapidly rising health insurance costs.

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                             DESCRIPTIVE INFORMATION

                          GENERAL ECONOMIC PERSPECTIVE

RECENT EVIDENCE

         Real GDP growth during the final quarter of 2002 was as weak as expected, with the growth rate coming in at a mere 0.7%. The major components of GDP in the fourth quarter contained no surprises. There were increases in consumer and government spending, a modest rise in business spending on equipment and software, and a strong gain in residential construction. The drag came from a slowdown in inventory building, plus further declines in nonresidential construction and net trade. Imports fell, but exports fell proportionately more. The trade numbers were distorted by the West Coast dock strike, however, and should not be interpreted as typical.

         A long lasting productivity boom came to an end in the fourth quarter of 2002. Output per hour declined at a 0.2% rate in the nonfarm business sector, as total hours increased more than output. For the year as a whole, however, the improvement in productivity was the best in over 50 years. The 4.2% jump in productivity held unit labor costs to a mere 0.3% increase.

         Employers are becoming more tight-fisted as they wrestle with sluggish demand growth and strong competition. Payroll employment declined 0.1% in the fourth quarter, declining 0.9% for the year. The employment cost index showed an increase of only 0.4% in private-sector wages and salaries in the fourth quarter, the same as in the third. For the year, the wage and salary index increased only 2.7%; although soaring benefit costs boosted the increase in total compensation to 3.3%. The pressure on wages also shows in average hourly earnings, which posted a 12-month increase of only 2.7% in January, the least since 1995.

         Consumers continued their spending habits at the end of last year. Excluding sales of new light vehicles, consumer spending increased at a 2.5% annual rate in the fourth quarter, the same as in the third. Total consumer spending increased only 1.0% in the fourth quarter because of the sharp slowdown in vehicle sales. On a year-to-year basis, personal consumption increased 3.7% in the third quarter of 2002 before declining by 2.5% in the last quarter.

         Business spending on equipment is on the recovery track. Nonresidential fixed investment increased 1.5% in the fourth quarter, after declining 0.8% in the third. On a year-to-year basis, nonresidential fixed investment declined by 1.9% in the fourth quarter of 2002. Investment in information processing equipment continued to grow, increasing by 3.9% in the fourth quarter. New computer systems are beginning to show up in offices, software spending is recovering, and auto fleet sales have improved. The weakest segment remains aircraft production. Spending on aircraft and parts has rebounded from its trough, but is still extremely

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Wipfli Ullrich Bertelson LLP

                             DESCRIPTIVE INFORMATION

                          GENERAL ECONOMIC PERSPECTIVE

depressed. It will likely be the last to see a real recovery, since the airline industry itself is in crisis, and U.S. aircraft manufacturers are facing vigorous overseas competition.

         Residential construction ended the year in overdrive. Low mortgage rates have kept buyers in the housing market, despite concerns over jobs and income, and are allowing prices to keep rising. Existing house sales grew by a 29.6% annual rate in the fourth quarter to 5.73 million units. Once mortgage rates turn up, sales will slow down. The home improvement business could accelerate, however, as owners decide it is better to remodel or add on than relocate.

INCOME, SPENDING, AND EMPLOYMENT

         Personal income increased by 3.0% in 2002. It is expected to increase by 4.7% in 2003 and by 6.0% in 2004.

         Strong consumer spending is likely to continue. Excluding sales of new light vehicles, consumer spending will increase at about a 2.5% annual rate in the first half of 2003. This rate jumps to 4.5% at year-end, when tax cuts and rebates begin to flow, and could accelerate further in early 2004. Personal consumption is expected to increase by 2.5% for all of 2003, and by 4.6% in 2004.

         After declining 0.1% in the last quarter of 2002, payroll employment is expected to decline an additional 0.2% in the first quarter of 2003, before it increases by 0.5% in the second quarter. For the year as a whole, payroll employment is expected to increase by 0.4% in 2003, following a decline of 0.9% in 2002. The labor market is expected to further recover in 2004, as employment increases by 2.3%. The unemployment rate is expected to reach its maximum level of 6.3% in the second quarter of 2003, then decline to an average 5.3% in 2004 and 5.0% in 2005.

HOUSING

         Residential investment is heading into 2003 on an exceptionally strong note. Builders are rushing to get projects to the selling stage before mortgage rates rise. Housing starts are expected to slip from their fourth quarter pace of 1.747 million to 1.677 million in 2003 and 1.642 million 2004. Residential construction will become a drag on GDP growth over the course of the year despite a high level of activity.

         Some of the strength in single-family housing, however, will be offset by a slowdown in the multi-family sector because rental vacancy rates are rising rapidly.

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                             DESCRIPTIVE INFORMATION

                          GENERAL ECONOMIC PERSPECTIVE

BUSINESS INVESTMENT

         Business spending on equipment is on the recovery track. Total nonresidential fixed investment is expected to increase by 3.6% in 2003, after a decline of 5.8% in 2002. Overall, the current forecast calls for real spending on producers' durable equipment to jump nearly 6% in 2003 and 12% in 2004. The growth in equipment spending will be more than enough to offset the slump in nonresidential construction. Business spending on structures is expected to drop by 3.6% this year after falling by 16.4% in 2002.

GOVERNMENT SPENDING

         Behind the forecast is the assumption that Congress will enact a package of tax cuts worth about $80 billion on an accrual basis in 2003. On a cash basis, much of the benefit will be felt in early 2004. There will likely be another round of rebate checks, but only a small portion will be spent immediately.

         Although state and local governments were still increasing purchases at the end of 2002, some serious trimming in the remainder of 2003 is probable. With fewer than six months left in most states' fiscal years and budgets running in the red, painful cuts can no longer be avoided. The easy cuts have been made and rainy-day funds have been depleted. Layoffs are occurring, consultants are being cut loose, and fees are being raised. Tax increases will be next, but probably not before 2004.

INTERNATIONAL TRADE AND THE DOLLAR

         The strong dollar and the poor global economy are hurting American exports. Although the dollar has fallen from its peak, it has not dropped far enough to significantly assist U.S. exporters. In addition, the delay of the European Central Bank in cutting interest rates and the failure of European governments to pursue more simulative fiscal policies, as well as Japan's reluctance to modernize its financial sector, all restrict the global market for U.S. goods and services.

         Exports are expected to advance by 4.4% in 2003, followed by 9.1% growth in each of the next two years. Imports will grow faster than exports in 2003, adding to the current account deficit.

         The deficit on the current account balance of payments is expected to deteriorate further to ($547.0) billion in 2003, from ($500.5) billion in 2002. Despite a continuing decline in the value of the dollar, the current account deficit is projected to widen to ($614.8) billion in 2004 and ($653.3) billion in 2005.

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                             DESCRIPTIVE INFORMATION

                          GENERAL ECONOMIC PERSPECTIVE

SUMMARY - WISCONSIN OUTLOOK

         The Wisconsin economy will struggle this year to achieve positive employment growth. The previous forecast in November 2002 used employment estimates through September as a base for projecting employment growth of 1.4% this year. Now, due to large employment benchmark revisions and a lower national forecast, Wisconsin employment growth this year is expected to show only a small positive change of 0.2% over 2001. Labor markets are still quite weak, consumer spending has slowed, and business investment plans remain on hold until some clarity is given to the Iraqi and terrorist situations.

         Personal income growth in Wisconsin is now expected to advance by 3.3% in 2003, after a gain of 3.0% in 2002. Because inflation is expected to accelerate slightly this year, real personal income growth is expected to slow to 1.2% in 2003 after a 1.6% gain in 2002.

         The outlook for the longer term is better than the outlook for the next few months. If a war in Iraq is both quick and successful, the national economy is poised to begin a recovery phase that should last into 2004 and 2005. The Wisconsin economy will follow suit. Employment growth for 2004 is now projected to be 2.3%, followed by growth of 2.1% in 2005. Personal income growth is expected to be 4.9% in 2004 and 5% in 2005.

         The newly revised data on Wisconsin employment now show that total wage and salary employment growth has remained below zero since the second quarter of 2001. At the time of the last forecast in November, it was thought that employment growth had already turned the corner into positive territory. Now, employment data show that Wisconsin entered the 2001 recession before the U.S. and has remained below the U.S. employment growth path up to the present.

EMPLOYMENT OUTLOOK

         The relatively large downward revision to total employment has altered the expectations for near-term employment growth in Wisconsin. The current forecast calls for a small decline (0.2%) annual rate, in total nonfarm employment during the first quarter of 2003. The weakness will continue into spring when total job growth is expected to be 0.4% at an annualized rate. Employment growth is expected to accelerate during the last two quarters of 2003, growing by 1.1% in the third quarter and by 2.4% in the fourth. For all of 2003, total employment should average 0.2% higher than the average for 2002. The unemployment rate, at 5.3% in the last quarter of 2002, may bump up to 5.8% by mid-year before beginning to slide back down to an average of 4.7% in 2004 and 4.4% in 2005.

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

Wipfli Ullrich Bertelson LLP

                             DESCRIPTIVE INFORMATION

                          GENERAL ECONOMIC PERSPECTIVE

         Wisconsin manufacturing industries continue to bleed jobs and are expected to show continued declines through the third quarter of this year. The number of manufacturing jobs was 523,700 in the fourth quarter, down 2.9% from the third quarter. It is now expected that the number of manufacturing jobs will fall to a level of 510,500 before growth resumes in the fourth quarter. The growth of manufacturing jobs is expected to be 1.2% in 2004 and 2.9% in 2005. On a year-over-year basis, the growth in manufacturing jobs is expected to catch up to growth in total employment by the end of 2004 and then decelerate along with total employment growth to a rate of 1.3% to 1.4% at the end of 2006.

INCOME OUTLOOK

         Wisconsin personal income grew at a 5.1% annual rate in the third quarter of 2002, up from a revised rate of 3.2% in the second quarter. Year-over-year gains in personal income have shown steady improvement since the 2.0% posting for fourth quarter of 2001. Year-over-year growth in total personal income has been 2.3%, 2.8%, and 3.4%, respectively, for the first through third quarters of 2002. Based on preliminary estimates of employment for the last quarter of 2002, we estimate that the growth in personal income in the October through December period was estimated to be 0.3% at an annualized rate. The year-over-year growth continues to improve, however, to 3.6%.

         The outlook for personal income growth is for continued moderate gains for the next two quarters until employment gains begin to boost income growth above 4% in the last quarter of 2003 and above 5% for most of 2004 and 2005. Personal income growth is expected to average 3.3% for all of 2003 and move up to 5.0% growth in 2004, followed by 5.1% growth in 2005.

         Wages and salaries grew by 2.7% in 2002 and are estimated to grow by 2.4% in 2003. When employment growth resumes in 2004 and 2005, wage and salary income growth bumps up to 4.9% in 2004 and 5.0% in 2005. Other labor income, a category of income that includes fringe benefits such as employer's contributions to employee health plans, has been growing quite rapidly recently. Other labor income grew by 7.6% in 2002 and is expected to grow by 6.8% this year. The forecast for growth in other labor income remains robust in 2004 at 7.2% and in 2005 at 6.5%.

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

Wipfli Ullrich Bertelson LLP

                             DESCRIPTIVE INFORMATION

                          GENERAL ECONOMIC PERSPECTIVE

LOCAL OUTLOOK

         The Bank's office is located in Waukesha, Wisconsin, which is located in Waukesha County. Accordingly, we will look at the economic outlook for this county.

         WAUKESHA COUNTY - The total population in Waukesha County grew by nearly 51,000 people, or 16.7%, between the 1990 census and January 1, 2000, when the county's total population was 360,767. Waukesha County grew an additional 1.7% from 2000 to 2001. This growth rate is higher than the state rate of 8.5% and the national rate of 8.7%. From a metropolitan perspective, this growth rate in the 1990s was behind Washington County, 20.8%, but ahead of both Ozaukee County, 12.3%, and Milwaukee County, (0.5%). Through July 1, 2001, Waukesha County's population growth continued with an increase of 1.7%; which was higher than the state's growth rate of 0.7% during this period.

         While the unemployment rate in Waukesha County closely mirrors fluctuations within the state of Wisconsin, the Waukesha County rate has remained significantly lower than either the national or the state unemployment rate over the past five years. In 2001, the unemployment rate in Waukesha County averaged 3.3%, compared to 4.7% in the state of Wisconsin and 4.8% in the nation. During 2002, Waukesha County's unemployment rate peaked at 5.0% in February and declined to a low of 3.9% in May, increased to 4.4% in June, and then declined to 3.4% in October. Waukesha County's unemployment rate in December 2002 was 3.8%, which was significantly less than the state of Wisconsin's rate of 4.9%.

         Waukesha County's nonfarm wage and salary employment one-year growth rate of 0.8% was less than the state job growth rate of 2.4%, however, the five-year growth rate of 14.3% exceeded the state growth rate of 11.8%. Waukesha County employers added 28,600 jobs from 1996 to 2001. Employers from the services industries added over 22,800 jobs during this period, while manufacturers added nearly 5,800 jobs during this period. Over the past five years, the industries experiencing the highest growth rates in the county included construction; retail trade; finance, insurance, and real estate; and miscellaneous services; meanwhile, the largest decline was in the transportation, communications, and utilities industries. In 2001, the largest employers in Waukesha County (all employing greater than 1,000 persons) include Kohl's Department Stores, Quad/Graphics, General Electric Medical Systems, Waukesha Memorial Hospital, The Gap, Target Stores, Cooper Power Systems, Wal-Mart, United Parcel Service, and Community Memorial Hospital of Menomonee Falls.

         In 2000, the median household income of Waukesha County was $62,839, which was the highest in the four county metropolitan area. The per capita personal income (PCPI)

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

Wipfli Ullrich Bertelson LLP

                             DESCRIPTIVE INFORMATION

                          GENERAL ECONOMIC PERSPECTIVE

includes total income from wages and self-employment, assets, and transfer payments divided by total population. In 2000, the PCPI in Waukesha County of $39,659 was the second highest county in the state of Wisconsin and equaled 141% of the state's PCPI.

SUMMARY

         The current economic outlook affects the Bank in two primary ways. The negative economic climate may hamper continued growth. Unemployment has risen and manufacturing slowed in many parts of the country, including southeast Wisconsin. In addition, decreasing interest rates have caused an increase in the number of people refinancing their mortgages, upgrading their houses or building homes. The fees generated from the refinancings are not expected to be recurring, however. The Bank is also located in one of the most prosperous counties in the state of Wisconsin. The outlook for the Bank, from an economic standpoint, is neutral.

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                             DESCRIPTIVE INFORMATION

                              INDUSTRY INFORMATION

INDUSTRY BACKGROUND

         Bank chains were originally formed on an informal basis as a group or chain of banks to control the banking atmosphere in an area. The chains were comparatively informal banking organizations which were formed by individuals or partnerships who had acquired a substantial interest in two or more banks. Bank holding companies on the other hand, were formerly organized and chartered as corporations. There was no formal regulation of the banking chains and bank holding companies until the Banking Act of 1933. However, the 1933 regulation did not regulate the formation or expansion of holding companies, but merely required the establishment of certain reserves and the publishing of financial statements on a periodic basis.

         The next significant legislation was the Bank Holding Company Act of 1956, which applied to corporations controlling 25% or more of the voting shares of two or more banks. It did not apply to individuals, partnerships nor corporations owning a single bank. The 1956 Act formulated standards for the development of bank holding companies and specified that the companies confine their activities to banking and closely related services. The holding companies were forced to divest themselves of ownership or control of other kinds of business. The major significance of the Bank Holding Company Act of 1956 was that corporations controlling multiple banking units were to be fully regulated by Federal law.

         There was no further legislation concerning the bank holding companies until 1966 when the Bank Holding Company Act amendments of 1966 were approved by Congress. Perhaps the most important element of the 1966 law concerned bank acquisitions and the anti-trust laws. The amendment paralleled action taken by Congress earlier in the year in enacting the Bank Merger Act of 1966. The basic goal of the amendments to the Bank Holding Company Act was to establish uniform standards for the bank agencies and the courts in evaluating the legality of bank holding company acquisitions. Since bank holding companies had to control two or more banks, many banks thought of establishing one-bank holding companies. A one-bank holding company offered new and profitable outlets for the investment of funds.

         The substantial growth in the number of one-bank holding companies formed between 1965 and 1969 led to the Bank Holding Company Act Amendments of 1970. The final version of the law ended the exemption to the Bank Holding Company Act that one-bank holding companies had enjoyed since 1956. In addition, the new law modified provisions of the 1956 Act covering the activities closely related to banking in which the bank holding companies could engage. The activities permissible for bank holding companies were to be closely related to banking and could be expected to produce benefits to the public. Congressional intent behind

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

Wipfli Ullrich Bertelson LLP

                             DESCRIPTIVE INFORMATION

                              INDUSTRY INFORMATION

the Bank Holding Company Act is clearly to regulate the ownership of bank shares and bank holding company entry into activities relating to the banking business.

         More recent changes in banking regulation include passage of the Financial Institutions Reform Act of 1989 ("FIRREA") which expanded the authority of regulators to demand corrective actions at banks and to recover FDIC losses from bank-affiliated parties. The FDIC Improvement Act of 1991 ("FDICIA") gave the FDIC greater authority over bank capital requirements and bank operations, including restricting state-chartered bank activities to those allowed by federally-chartered banks. The Riegle-Neal Interstate Banking and Branch Efficiency Act of 1994 allowed bank holding companies to expand to all states and for banks to acquire a bank in another state and turn the acquired offices into their own branches. The Gramm-Leach-Bliley Act of 1999 allowed bank holding companies to become financial holding companies and to engage in a greater range of non-bank activities, such as securities brokerage and insurance, repealing provisions of the Glass-Steagall Act of 1933 that had kept banks out of the securities business.

CURRENT CONDITIONS

         According to the FDIC's Quarterly Banking Profile, insured commercial banks and savings institutions earned $25.6 billion in the fourth quarter of 2002, a 16.0% increase over the fourth quarter of 2001. The average return on assets was 1.23% in the fourth quarter, compared to 1.12% in the fourth quarter of 2001. The improvement in earnings in the fourth quarter had many sources including lower expenses for credit losses and higher gains on the sale of securities, which was the result of lower interest rates. In addition, gains on asset sales and increased service charges lifted noninterest income, and strong growth in interest-bearing assets boosted net interest income.

         Net interest income was up by $2.5 billion, 3.7%, from a year earlier, even though net interest margins were narrower, because interest-earning assets were 7.4% higher than a year ago. The average net interest margin in the fourth quarter was 3.92%, down from 4.03% in the fourth quarter of 2001. With short-term interest rates falling during the fourth quarter, margins declined from third-quarter levels at small banks and thrifts, because their liabilities are less interest sensitive than their assets in the current low-rate environment.

         Banks and thrifts set aside $13.7 billion in provisions for loan losses in the fourth quarter, $2.5 billion, 15.7%, less than a year earlier, when large banks had sizable provisions for

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                             DESCRIPTIVE INFORMATION

                              INDUSTRY INFORMATION

troubled loans to large corporate and foreign borrowers. This is the first year-over-year decline in quarterly loss provisions in more than three years, since the third quarter of 1999.

         Sales of securities produced gains totaling $4.2 billion, an increase of $1.6 billion, 58.7%, from the fourth quarter of 2001, and the second-highest quarterly total ever, after the $4.3 billion in gains realized in the third quarter of 2002. Noninterest income was up by $3.3 billion, 7.7%, as gains on loan sales rose by $1.5 billion, 83.7%, and gains on sales of other assets increased by $707 million. In addition, income from service charges on deposit accounts increased by $578 million, 7.8%. These improvements outweighed declines in other categories of noninterest income, such as trading revenue, which was down 24.7% and fiduciary income, which was 8.5% lower.

         Net loan charge-offs were $12.2 billion in loans and leases during the fourth quarter, $1.4 billion, 10.0%, less than a year earlier. The improvement came from a $1.8 billion, 29.7%, decline in charge-offs to commercial and industrial ("C&I") borrowers. Meanwhile net charge-offs on leases increased by $299 million, 177.1%, compared to the fourth quarter of 2001. Net charge-offs on consumer loans other than credit cards were $129 million, 7.1%, higher than a year earlier. However, growth in noncurrent loans (loans 90 days or more past due or in nonaccrual status) declined by $21 million during the fourth quarter. Although small, this represented the first quarterly decline in noncurrent loans since the fourth quarter of 1999.

         The number of insured commercial banks and thrifts reporting financial results declined from 8,080 to 7,887 during 2002. During the year, ten commercial banks failed, while 297 were absorbed in mergers with other financial institutions, and 91 new banks reported financial results. The number of commercial banks that failed is the highest since 1994. In the fourth quarter, the total number of banks and thrifts on the FDIC's "problem list" decreased from 146 to 136, and the total assets of the "problem institutions" declined from $42 billion to $39 billion.

CONCLUSION

         The outlook for the banking industry improved slightly during the fourth quarter of 2002. While the recent loan growth and mortgage refinancing boom will help increase bank fees in the short term, the longer-term outlook is not as good. A sizeable percent of the gains in the quarter are based on the high levels of gains on the sales of securities and one-time fees from the sale of mortgages and other assets. However, loan quality appears to be improving, and higher levels of earnings assets and higher noninterest income levels resulted in strong earnings in the

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                             DESCRIPTIVE INFORMATION

                              INDUSTRY INFORMATION

fourth quarter. With the stabilized level of noncurrent loans being offset by continued uncertainty with the economy, the overall outlook for the industry is now considered neutral.

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                             DESCRIPTIVE INFORMATION

                            LOAN PORTFOLIO DISCLAIMER

         We have not examined the loan portfolio of the Bank. Direct examination would have been beyond the scope of this valuation assignment. Management represented that the valuation reserve for loan losses was adequate as of January 3, 2003. The valuation conclusion of this report is rendered in direct reliance upon the representations by management.

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                             DESCRIPTIVE INFORMATION

                  REVIEW OF FINANCIAL POSITION AND PERFORMANCE

         We have reviewed the financial position and performance of the Bank over the relevant period of analysis. This review entailed an analysis of the Bank's current financial statements in comparison with prior years and conversation with management that enhanced our understanding of the business reasons for changes in the financial statements. Results of this review that have specific valuation implications are noted below or at the appropriate point in the valuation section of this report. The financial statements used are from December 31, 1998 to 2002, which are included in Exhibits C and D of this report.

OVERVIEW

         The Bank's total assets grew at a compound annual growth rate (CAGR) of 27.5% since 1998. Total assets were $63.2 million at December 31, 1998, $86.5 million at December 31, 1999, and then grew at a much more rapid pace in the next three years to $167.2 million at December 31, 2002 mainly due to the injection of additional capital in 2000 and 2002, which allowed the Bank to increase total assets without raising regulatory concerns.

         Between December 31, 1998 and 2002, investments decreased at a compound annual rate of (43.1%) and net loans grew at a CAGR of 39.2%. Investments and net loans had balances at December 31, 2002 of $2.0 million and $155.7 million, respectively. Deposits have grown at a CAGR of 25.4% between 1998 and 2002. Deposits totaled $55.1 million at December 31, 1998 and $136.1 million at December 31, 2002. Fed funds purchased and securities sold have traditionally been a small source of funds for the Bank with balances of $925,000 on December 31, 1999, $815,000 on December 31, 2001, and $1,475,000 on December 31, 2002.
Likewise, other borrowed money has traditionally been a small portion of funding, however, beginning in 2002, the Bank became a member of the Federal Home Loan Bank of Chicago and had a balance of $13.6 million as of December 31, 2002.

         The Bank's return on average assets ("ROA") and return on equity (ROE) are shown below. This and the other bank performance ratios were obtained from the Uniform Bank Performance Reports available on the FDIC's Web site. The peer group net income data has been adjusted to include tax-effecting earnings of subchapter S banks. The Bank and peer group data for 2002 is as of September 30, 2002, the date of the most recent available data.

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                             DESCRIPTIVE INFORMATION

                  REVIEW OF FINANCIAL POSITION AND PERFORMANCE

                                RETURN ON ASSETS

                                  2002       2001       2000       1999       1998
                                  ----       ----       ----       ----       ----
InvestorsBank                     1.32%      1.23%      0.62%      0.67%      0.71%
Peer Group                        1.10%      1.01%      1.17%      0.98%      1.07%

                                RETURN ON EQUITY

                              2002        2001        2000        1999        1998
                              ----        ----        ----        ----        ----
InvestorsBank                13.89%      15.02%       7.18%       6.56%       4.26%
Peer Group                   12.36%      11.32%      13.13%      11.24%      11.72%

         The Bank's return on assets declined slightly between 1998 and 2000 and showed strong improvement in 2001 and 2002. The Bank's return on equity improved between 1998 and 2001 as its earnings grew faster than equity and declined in 2002 as its earnings growth slowed while its equity increased with another capital injection from the Holding Company.

HISTORICAL BALANCE SHEETS

         The following discussion focuses on components of the Bank's balance sheet including earning assets, the loan and investment portfolios, fixed assets, deposits, and capital adequacy.

EARNING ASSETS

         Asset utilization, as measured by the ratio of average earning assets to average total assets, has been as follows for the Bank over the last five years. The Bank has historically been higher that its peer group in this measure, however, in the fourth quarter of 2002, the Bank purchased its building for almost $2.4 million, resulting in its investment in premises increasing by a significant amount, causing this ratio to decrease, which is not reflected in the ratios below.

                                  2002       2001       2000       1999       1998
                                  ----       ----       ----       ----       ----
InvestorsBank                     97.93      97.83      97.43      97.67      96.71
Peer Group                        94.12      94.22      94.45      93.21      93.19

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                             DESCRIPTIVE INFORMATION

                  REVIEW OF FINANCIAL POSITION AND PERFORMANCE

LOAN PORTFOLIO

         The composition of the loan portfolio by loan type for InvestorsBank at December 31, 2002 is:

Construction and Land Development          $  8,661          5.5%
Residential Mortgages                        41,093         26.1%
Commercial and Other Mortgages               77,466         49.1%
                                           --------        -----
  Total Real Estate Loans                   127,220         80.7%
Commercial / Industrial                      28,280         17.9%
Other (including consumer,
municipal, and other loans)                   2,191          1.4%
                                           --------        -----
Total                                      $157,691        100.0%
                                           ========        =====

INVESTMENT PORTFOLIO

         Investment decisions are made within the policy approved by the Board of Directors and are a function of the lending and liquidity needs of the Bank. The portfolio contains a variety of securities that are selected based on maximizing yield while maintaining a low level of risk. All of the Bank's securities are classified as available for sale. The composition of the investment portfolio by type of security for the Bank as of December 31, 2002 is:

Corporate Bonds                                   $1,295            65.3%
FHLB Stock                                           689            34.7%
                                                  ------          ------
Total                                             $1,984           100.0%
                                                  ======          ======

FIXED ASSETS

         The Bank operates from headquarters located in Waukesha, Wisconsin. After leasing its location for about five years, the Bank purchased its building for approximately $2.4 million in the fourth quarter of 2002. The Bank's facilities are adequate to meet the needs of the Holding Company and the Bank for the foreseeable future.

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                             DESCRIPTIVE INFORMATION

                  REVIEW OF FINANCIAL POSITION AND PERFORMANCE

DEPOSITS

         At December 31, 2002, the Bank's total deposits were $136.1 million. Historical demand deposits as a percentage of total deposits for the bank are summarized below:

                                2002          2001          2000          1999          1998
                                ----          ----          ----          ----          ----
Total Demand Deposits        $  8,625      $  6,246      $  8,033      $  4,273      $  2,766
As a % of Total Deposits          6.3%          5.2%          6.2%          5.6%          5.0%

         A large portion of the Bank's deposits are in the form of brokered CDs.

CAPITAL ADEQUACY

         Capital adequacy as measured by the tier one leverage capital ratio for the Bank has improved over the past two years compared to its peer group average, as listed below.

                     2002      2001      2000      1999       1998
                     ----      ----      ----      ----       ----
InvestorsBank        9.79%     8.80%     7.79%     9.37%     11.91%
Peer Group           9.58%     9.60%     9.63%     9.60%      9.53%

HISTORICAL INCOME STATEMENTS

         The following discussion focuses on the components of basic operating income including net interest income, noninterest income, noninterest expense, and securities gains (losses).

NET INTEREST INCOME

         Until recently, the Bank's average yield on its earning assets has been very similar to its peer group average. However, the Bank's net interest spread (net interest income to average earning assets) continues to be lower than the peer group, as shown below.

                 INTEREST INCOME (TE) TO AVERAGE EARNING ASSETS

                  2002      2001      2000      1999      1998
                  ----      ----      ----      ----      ----
InvestorsBank     5.87%     7.62%     8.85%     7.85%     8.24%
Peer Group        6.58%     7.71%     8.41%     8.07%     8.32%

                               NET INTEREST SPREAD

                     2002      2001      2000      1999      1998
                     ----      ----      ----      ----      ----
InvestorsBank        3.46%     3.40%     3.40%     3.46%     3.91%
Peer Group           4.21%     4.13%     4.43%     4.60%     4.65%

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                             DESCRIPTIVE INFORMATION

                  REVIEW OF FINANCIAL POSITION AND PERFORMANCE

NONINTEREST INCOME

         Noninterest income as a percent of average assets over the time period of 1998 to 2002 for the Bank follows. The Bank continues to report higher than peer levels of noninterest income due to its commercial loan and mortgage service fees. However, its commercial loan servicing fees have declined as the size of the Bank increased and the size of the BMSBLC portfolio continues to decrease. The fees are at risk, since this portfolio could be transferred to another institution at any point. The loss of George Schonath could result in the loss of this portfolio, because it is his relationship with BMSBLC that is so important to the Bank keeping the portfolio.

                     2002      2001      2000      1999      1998
                     ----      ----      ----      ----      ----
InvestorsBank        1.18%     1.35%     1.42%     2.13%     3.30%
Peer Group           0.70%     0.66%     0.69%     0.69%     0.77%

NONINTEREST EXPENSES

         The Bank's overhead expenses as a percent of average assets has improved over the past five years from being higher than peer in 1998 to being much lower than the peer group average in 2002, as shown below.

                     2002         2001         2000         1999         1998
                     ----         ----         ----         ----         ----
InvestorsBank        2.20%        2.23%        2.81%        3.63%        5.25%
Peer Group           2.81%        2.89%        2.88%        3.33%        3.31%

SECURITIES TRANSACTIONS

         During the last five years, the Bank had reported no gains or losses on the sale of investment securities.

DIVIDENDS AT THE BANK LEVEL

         Dividend policy is a function of the profitability and capital requirements of the Bank. Over the past five years, the Bank has paid dividends as shown below.

                  2002     2001     2000     1999     1998
                  ----     ----     ----     ----     ----
InvestorsBank     $835     $300     $157     $  0     $  0

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                             DESCRIPTIVE INFORMATION

                  REVIEW OF FINANCIAL POSITION AND PERFORMANCE

HOLDING COMPANY FINANCIALS

         As of December 31, 2002, in addition to its investment in the Bank, the Holding Company's other assets included $126,000 of cash on deposit at the Bank, $269,000 of income taxes receivable, and $159,000 of capitalized legal and placement fees relating to the Trust Preferred Securities. On the valuation date, the Holding Company had $2,000 of accounts payable and $5,155,000 due from a special purpose subsidiary that issued Trust Preferred Securities, which is considered to be capital on a consolidated basis for regulatory purposes. The Trust Preferred Securities were issued in June 2002, the proceeds of which were used to redeem $3.0 million of notes payable and inject $1.95 million of capital into the Bank.

         The main source of the Holding Company's income is dividends received from the Bank. The Holding Company's expenses include interest expense on its outstanding Trust Preferred Securities and professional fees. The Holding Company has not paid any dividends to its shareholders in any of the past five years, as shown on the following page.

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                             DESCRIPTIVE INFORMATION

                  REVIEW OF FINANCIAL POSITION AND PERFORMANCE

         A summary of the Holding Company's consolidated financial statements are found below.

 COMPARATIVE BALANCE SHEETS - CONSOLIDATED       Dec 31,        Dec 31,         Dec 31,       Dec 31,       Dec 31,
               (in thousands)                     2002           2001            2000          1999          1998
                                                ---------      ---------      ---------      ---------     ---------
     ASSETS
Total cash and due from banks                   $   2,819      $   2,005      $   3,454      $   2,281     $   1,049
Investment portfolio                                2,664          5,347         14,391          6,260        18,960
Fed funds sold                                                                    1,250                          540
Net loans and leases                              154,517        123,437        118,779         76,307        39,185
Loans held for sale                                 1,188            284            100            566         2,232
Premises and fixed assets                           2,527            182             87             94           127
Other assets                                        3,854          2,505          2,759          1,001         1,008
                                                ---------      ---------      ---------      ---------     ---------
   TOTAL ASSETS                                 $ 167,569      $ 133,760      $ 140,820      $  86,509     $  63,101
                                                =========      =========      =========      =========     =========

     LIABILITIES AND EQUITY
LIABILITIES
Deposits                                        $ 135,283      $ 120,014      $ 128,803      $  76,788     $  55,005
Fed funds purchased and sec sold                    1,475            815                           925
Other borrowed money                               13,600          3,000          2,500
Other liabilities                                   1,854          1,040          1,551          1,129           912
                                                ---------      ---------      ---------      ---------     ---------
   TOTAL LIABILITIES                              152,212        124,869        132,854         78,842        55,917
                                                =========      =========      =========      =========     =========

STOCKHOLDERS' EQUITY
Common stock                                           11             11             11             11            10
Preferred stock                                     5,000
Paid in capital                                     7,317          7,317          7,317          7,317         6,980
Undivided profits and reserves                      4,046          2,374            901            339           194
Less: Treasury stock                               (1,017)          (811)          (263)
                                                ---------      ---------      ---------      ---------     ---------
   TOTAL EQUITY                                    15,357          8,891          7,966          7,667         7,184
                                                ---------      ---------      ---------      ---------     ---------

     TOTAL LIABILITIES AND EQUITY               $ 167,569      $ 133,760      $ 140,820      $  86,509     $  63,101
                                                =========      =========      =========      =========     =========

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                             DESCRIPTIVE INFORMATION

                  REVIEW OF FINANCIAL POSITION AND PERFORMANCE

 COMPARATIVE INCOME STATEMENTS             Dec 31,       Dec 31,       Dec 31,       Dec 31,       Dec 31,
         (in thousands)                     2002          2001          2000          1999          1998
                                          --------      --------      --------      --------      --------
Total interest income                     $  8,200      $ 10,063      $  9,323      $  5,531      $  3,261
Total interest expense                       3,786         5,836         5,944         3,089         1,766
Provision for loan and lease loss              471           847         1,038           375           300
                                          --------      --------      --------      --------      --------
  Net interest income after provision        3,943         3,380         2,341         2,067         1,195
                                          --------      --------      --------      --------      --------

Noninterest income                           1,329         1,828         1,556         1,512         1,386
Noninterest expenses                        (2,718)       (3,068)       (3,063)       (2,623)       (2,202)
                                          --------      --------      --------      --------      --------
  Total noninterest (expenses) income       (1,389)       (1,240)       (1,507)       (1,111)         (816)
                                          --------      --------      --------      --------      --------

Income from operations                       2,554         2,140           834           956           379
Current taxes                                  882           668           272           362            82
                                          --------      --------      --------      --------      --------
Net income                                $  1,672      $  1,472      $    562      $    594      $    297
                                          ========      ========      ========      ========      ========

Cash dividends paid                       $      0      $      0      $      0      $      0      $      0
                                          ========      ========      ========      ========      ========

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                                    VALUATION

                                   BOOK VALUE

         The book value (shareholders' equity or net worth) of a company is not always definitive of the fair value for that company. Many analysts however, use book value as a benchmark for comparison over time and in comparison with other companies currently.

         The reported book value of the Holding Company's common stock as of December 31, 2002 was $10,357,000. After exercising the options and warrants, the book value would increase by $972,000. The adjusted book value would be $11,329,000. The adjusted book value per share would be $10.73 based on 1,055,966 shares issued and outstanding on a fully diluted basis. We did not consider any asset valuation adjustments in this report.

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                                    VALUATION

                           DETERMINATION OF FAIR VALUE

GENERAL APPROACH OF VALUATION

         The performance of the Bank has been discussed at length above. Consequently, we have determined that it is appropriate to develop the valuation conclusion of the Holding Company directly based upon the consolidated earnings power of the Holding Company and the Bank.

         Valuation is ultimately a matter of informed judgment, based upon a full consideration of all relevant data, as well as the purposes of the valuation. Based upon our overall review, we have considered three primary valuation methods in the determination of value for the Holding Company and Bank. The valuation methods considered are discussed in the following sections.

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                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

         The purpose and function of the valuation and the definition of fair value was given in the Valuation Consultant's Report. The valuation procedures and techniques must be consistent with the purpose of the valuation and the definition of fair value.

         The discussion in this section is intended to provide an overview of the three basic valuation approaches available that may be used in the valuation process. While all of these methods are not used in every case, consideration has been given to three methods which are deemed to be appropriate for the company in arriving at our opinion of value.

         The methods discussed in this section are presented to demonstrate methods which may be used to value the total equity business enterprise, or 100% of a business.

         In the valuation of any property or business, there are generally three approaches to value which may be examined as indicators of value. These three approaches are as follows:

                  1.       The Income Approach

                  2.       The Market Approach

                  3.       The Cost Approach

         In the income approach, value is dependent on the present worth of future economic benefits to be derived from ownership. Value indications are developed by discounting future net cash flows available for distribution to their present worth at market-based rates of return.

         Value estimates are established in a market approach by an analysis of recent sales or offerings of comparable property.

         The cost approach considers the value of a property to be that amount required to erect or to construct a facility of equal utility. As applied to the valuation of the common stock of a company which sells products or services, the cost approach calls for a summation of the net book values of the company's assets and a reduction of that aggregate by the total of the company's liabilities.

         Each of the described approaches may be used to develop an indication of the fair value of the owners' equity of a business enterprise; however, the appropriateness of these approaches varies with the type of business being appraised. For asset-rich companies, such as real estate holding companies, the underlying assets are key elements in the success of the enterprise. As a result, the cost and income approaches generally provide the best indications of value since these approaches emphasize the current depreciated value of the assets and their long-range earning power.

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                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

         For manufacturing and service companies, the income and market approaches would generally be most appropriate because the value of these companies is more dependent on their ability to generate earnings than on the value of the underlying assets used in production or service.

         In this valuation, all three approaches were considered to value the Holding Company, however, three methods of a market approach were utilized.

         The methods considered under the Market Approach are based upon historical prices paid for the Holding Company's stock, comparisons with a selected group of guideline public companies, and comparison with a selected group of guideline bank transactions.

         The Income Approach, which might consider methods such as the Historical Capitalized Cash Flow Method or the Discounted Future Earnings Method, is not considered specifically in this appraisal. In our opinion, given the existence of the group of guideline companies and guideline transactions described in Exhibit F, the capitalization of earning power as developed in the market approach is an appropriate and sufficient earnings-based methodology for the current appraisal, taken in combination with the other valuation methods considered.

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                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

HISTORICAL PRICES PAID METHOD

         The determination of value based on the historical prices paid for the Holding Company's stock is shown on page 36. To determine the fair value of the Holding Company's stock based on historical prices, we must determine the appropriate control premium to add to the price paid in the public market. By adding a control premium to the public market value for the Holding Company's stock, we effectively convert the value on a marketable, minority interest basis into a marketable, majority interest basis, which we previously determined would equal the fair value of the Holding Company's stock.

DETERMINATION OF THE CONTROL PREMIUM

         To realize the full value of a property, whether through continued use or through sale, an investor must hold a controlling interest in the partnership, corporation, or ownership group that holds the asset. Evidence of this can be found in the fact that the acquisition of a publicly traded corporation usually is effected at a premium to the minority share price observed prior to the transaction announcement. Therefore, a property interest carrying rights and prerogatives inferior to those of full control must be less valuable, on a per share basis, than a controlling interest in the same property. A controlling interest provides substantial benefits including the ability to:

         1. select directors and appoint management;

         2. determine management compensation;

         3. set the policies of the company;

         4. determine the course of the business;

         5. make acquisitions or sell the business;

         6. declare dividends; and

         7. change the articles of incorporation or bylaws.

As a result of these benefits, the controlling shareholder usually reaps more rewards from the ownership of the business than minority shareholders. Consequently, substantial value has been placed on these benefits in the marketplace in the form of a control premium.

         To determine a reasonable control premium applicable to an interest in the Holding Company, we utilized a study by Mercer Capital. Transactions in the stock market almost always represent small minority interests. When a tender offer is made, the person making the offer is seeking control. The premium that the purchaser pays is considered to be a premium for control. The study performed by Mercer Capital arrived at a median of 29.1%. The premium paid in many cases also reflects a premium paid as a result of a strategic acquirer.

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                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

         Additionally, there are several factors that can influence the premium paid. These include, but are not limited to:

     -   The holding company's management

     -   The ability to replace management

     -   Restriction on transfer of interest

     -   Leverage of the holding company

     -   The holding company's size

     -   Number of shareholders

     -   Concentration of control

     -   Size of block being valued

     -   Volatility of assets

     -   Time of termination of entity

         The Holding Company's management appears good. However, the loss of George Schonath, the Bank's president and key employee would have a negative affect on the business until an appropriate replacement was found. The risk involved in the possible death of Mr. Schonath is in part mitigated by an insurance policy, however. The insurance policy is worthless if Mr. Schonath were to leave his employment. Other members of the Bank's management may be replaced by someone with industry experience. A large portion of the Holding Company's revenue is due to fee income from a formerly related company. The loss of this fee income would dramatically affect the earnings of the Holding Company. Additionally, the Bank's use of brokered CDs presents a risk.

         There are currently no restrictions on the sale or transfer of the Holding Company's common stock. The Holding Company is not overly leveraged. The Holding Company's size is approximately $167 million in total assets, which is on the small size for the banking industry in a major metropolitan area. As of January 3, 2003, the Bank's president owned 22.9% of the Holding Company's common stock, and a related entity controlled an additional 22.5% of the Holding Company's common stock. Combined, the Bank's president and various family members controlled a total of 61.3% of the Holding Company's outstanding fully diluted shares.

         The Bank's assets have historically grown at a rapid pace. This is no guarantee of this type of growth in the future and a large amount of fees were due to refinancing, which in all likelihood will not occur in the immediate future. The termination date of the entity is not in the foreseeable future.

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                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

         Taking all of these factors into consideration, we feel that a control premium of 20% would be appropriate for the Holding Company.

VALUE DETERMINATION USING THE HISTORICAL PRICE METHOD

         As of the valuation date, the Holding Company traded under the symbol INVB.OB on the NASDAQ over-the-counter system. The 30 day closing average was $12.64. Due to the thinness in trading of the Holding Company's stock and due to one buyer accounting for most transactions, we utilized the 30 day closing average. Since this results in a marketable, minority basis of value, we added a 20% control premium to this figure resulting in the fair value of the common stock of InvestorsBancorp, Inc. of $15.17 per share for a marketable, majority interest, based on 1,055,996 fully diluted shares outstanding.

GUIDELINE COMPANY METHOD

         One of the generally accepted methods of determining a capitalization factor is through the use of comparisons with similar companies whose stocks are publicly traded. The comparative method is used below. We should mention, however, three major limitations of this approach. First, it is virtually impossible to find perfect guideline companies. All of the companies listed in Exhibit F are bank holding companies, with operations centered in the Midwest. The comparable group is used either to provide an indication of how the public markets would treat InvestorsBancorp, Inc. if the market for its stock were active and public or to provide guidelines for developing appropriate capitalization rates.

         Second, required disclosure for public companies notwithstanding, we are not privy to "inside" information for any of the guideline companies. Consequently, we use reported financial information without any adjustments. We believe this is proper because the impersonal market makes all necessary adjustments and reflects them in the market prices of each stock. Abnormal valuation indications from the marketplace are eliminated based upon the analysis of the comparable group below.

         The third limitation results from the first two: It is left to the analyst to derive an appropriate capitalization rate for the Holding Company based upon a review of the Holding Company and the group of guideline companies.

         By convention, analysts express the relationship between the price of a stock and its earnings in the form of the ratio of current market price to earnings (i.e., the price/earnings ratio) and current market price to book (i.e., the price-to-book ratio). If the industry guideline group is

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

sufficiently homogeneous with respect to the companies selected, their recent performances, projected performances, and the public market's reaction to their performance, analysts typically calculate some form of average price/earnings ratio as representative of the group. We have chosen regional bank holding companies with a majority of their operations located in Midwest states, which would face similar challenges with local economic conditions as the Holding Company. Information on these companies is presented in Exhibit F.

         Based upon the group selected, as well as our experience in following financial institutions, we believe the group of regional bank holding companies presented in Exhibit F is sufficiently representative of the region's financial institutions for use in developing market-based capitalization factors (earnings multiples) in the present valuation of InvestorsBancorp, Inc. The objective is to determine the multiple at which the Holding Company's shares would trade for if its shares traded in the same range as other Midwest bank holding companies.

         Since the Holding Company has $5.0 million of outstanding Trust Preferred Securities and just three of the ten guideline companies has similar issues of Trust Preferred Securities, we adjusted the traditional price to earnings multiple to reflect this difference. We feel this is important since the holders of the Trust Preferred Securities have liquidation preference over common stock.

         The determination of value using the guideline company method is shown below. Under this valuation method, first a determination of ongoing earning power of the Holding Company must be made and then a rate must be identified with which to capitalize these earnings.

DETERMINATION OF ONGOING EARNING POWER

         In our opinion, the adjusted ongoing earning power of the Holding Company is equal to the adjusted earnings for 2002. While we would normally use a weighted average of several prior years, due to the Holding Company's strong growth rate and significantly higher earnings in 2001 and 2002, we believe the most recent earnings are the most reflective of the Holding Company's ongoing earning power.

         Based on adjusted 2002 earnings, the determination of adjusted ongoing net income as presented in Exhibit E is $1,672,000. We believe this amount reasonably estimates the Bank's projected ongoing earning power. The determination of ongoing earning power is capitalized based on the Guideline Public Company method.

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

VALUATION DETERMINATION USING THE GUIDELINE COMPANIES METHOD

         The median capital (common stock plus Trust Preferred Securities) to earnings multiple for the publicly traded companies was 11.23 times earnings. The average capital to earnings multiple was 11.70. Based on our overall analysis, we have considered the median capital to earnings multiple of the group of 11.23 as our base capitalization factor in the present valuation.

         While the Holding Company is in a metropolitan area and has a strong growth rate, the growth is expected to slow and there is significant competition in the Milwaukee area. Additionally, there is reliance on a key person, the Bank relies on brokered CDs for deposits, the Bank has one location, and the Bank relies significantly on the fee income from BMSBLC. The servicing agreement has annual renewals that allow for either party to withdraw upon written notice at least 60 days in advance of the termination date. Accordingly, based on our analysis, we selected a capitalization factor of 8.42 (See Exhibit F) to apply to the Holding Company's financials.

         Since we used a capitalization factor based on the capital to earnings ratios of publicly traded companies, the results must be adjusted by the $5.0 million of outstanding Trust Preferred Securities. In addition, since this capitalization factor was based on marketable, minority interests in publicly traded companies, we must also add the previously determined 20% control premium to this figure. Additionally, the cash from exercising the options and warrants must be added. This calculation results in the fair value of the common stock of InvestorsBancorp, Inc., of $11.24 per share for a marketable, majority interest, based on 1,055,996 fully diluted shares outstanding.

PRICE TO BOOK MULTIPLE

         The median and average price to book ratio of the guideline companies selected were 1.32 and 1.40, respectively. Based on the analysis discussed earlier, the median price to book multiple was reduced to 1.06. Adding a control premium, and adding the cash from exercising the options and warranties, the fair value per share using this method is $15.40.

         Averaging the two publicly traded methods proves a conclusion of $13.32 per share. See Exhibit E for additional information.

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

GUIDELINE TRANSACTION METHOD

         We also looked to transactions (sales or purchases) of bank holding companies located in the upper Midwest to determine a value for the Holding Company. Through the review of the transaction database compiled by SNL Securities Corp., we selected five of the 27 transactions announced in 2002 that involved targets that were the most similar to the Holding Company. In addition, we eliminated five transactions where complete information on the purchase price was not available. Information regarding the five guideline transactions is shown in Exhibit F.

PRICE TO EARNINGS MULTIPLE

         The transaction data in Exhibit E indicates that the average and median price to earnings multiples paid were 13.80 and 13.79, respectively. In selecting an appropriate price to earnings multiple, it is also helpful to note the inverse relationship that exists between return on average equity and price to earnings multiples. Due to the Bank's reliance on a key person, the reliance on brokered CDs for deposits, the Bank's one location, the Bank's reliance on the fee income from BMSBLC and strong competition, but offset by the metropolitan area and strong growth, we decreased the multiple to 10.3.

         The Holding Company's adjusted 2002 earnings were $1,672,000, which is multiplied by the selected price to earnings multiple of 10.3. We then adjusted for the Holding Company's Trust Preferred Securities and the cash to be received from the exercise of the options and warrants before dividing by the number of fully diluted shares. The conclusion reached was $12.56. Since the multiple is based on sales of bank holding companies, its result is an enterprise control value; therefore, we did not need to add a control premium to the result.

PRICE TO BOOK VALUE MULTIPLE

         The transaction data in Exhibit E indicates the average and median price to book value multiples paid were 1.53 and 1.50, respectively. Based on our analysis, we selected the median price-to-book value multiple of 1.50 as a starting point. As a result of the reasons listed in the guideline transaction method price-to-earnings multiple, we reduced the multiple to 1.2.

         The Holding Company's shareholder's equity on December 31, 2002 was $10,357,000, which was multiplied by the selected price to earnings multiple of
1.2. We then added back the cash to be received for the exercise of the options and warrants before dividing by the number of fully diluted shares. The conclusion was $12.69. In addition, since the multiple is based on

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

sales of bank holding companies, its result is an enterprise control value; therefore, we did not need to add a control premium to the result.

VALUATION DETERMINATION USING THE GUIDELINE TRANSACTIONS METHOD

         Averaging the two guideline companies' methods yields a conclusion of $12.63 per share. See Exhibit E for additional information.

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                                    VALUATION

                           CORRELATION AND CONCLUSION

         The choice of valuation approaches used in a given situation depends upon a number of different factors. The choice is determined by the type of business being valued, the reason for the valuation, and the availability of necessary information. For the subject Holding Company, the following indications of value for the Holding Company on a marketable, majority interest basis, was estimated using the various valuation methods as previously described in this report and indicated below:

                                             Per Share
            Valuation Method                   Value
            ----------------                 ---------
Historical Prices Paid Method                  $15.17

Guideline Companies Method                     $13.32

Guideline Transactions Method                  $12.63
                                               ------

CONCLUDED VALUE OF STOCKHOLDERS' EQUITY,
  MARKETABLE, MAJORITY INTEREST BASIS          $13.71
                                               ======

         Based on these valuation methods, we believe a reasonable estimate of the per share fair value for the common stock on a marketable, majority interest basis, of InvestorsBancorp, Inc. to be $13.71 as of January 3, 2003.

         Throughout this valuation, we have attempted to analyze the subject property and financial data in the same manner as a prospective purchaser would. The valuation analysis is subject to assumptions and conditions specified in this report and in the attached Statement of General Assumptions and Limiting Conditions. The reasoning and procedures employed have been set forth in the preceding valuation report. The analysis and conclusions are supported to a greater degree in the working papers.

         The valuation analysis included discussions with management concerning the history and nature of the business, a study of the economic status and prospects of the business, and a review and analysis of historical financial information and other pertinent records and documents furnished to us. The financial statements and other records and documents were accepted, without investigation, as properly representing the Bank, the Holding Company, their operations, and condition.

         Based on the investigation and premises as outlined, it is concluded that, at January 3, 2003, the fair value per share of the common stock of InvestorsBancorp, Inc. determined as a majority, marketable basis based on 1,055,966 fully diluted shares outstanding is:

THIRTEEN DOLLARS AND SEVENTY ONE CENTS           $13.71

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

            STATEMENT OF GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

         The service provided by Wipfli Ullrich Bertelson LLP has been performed in accordance with recognized professional valuation standards, the Code of Ethics of the American Society of Appraisers (ASA), and the Institute of Business Appraisers (IBA). Our compensation is not contingent upon our conclusions of value. We assume, without independent verification, the accuracy of all data provided to us. All files, working papers or documents developed during the course of the assignment shall be our property. We will retain this data for at least five years.

         Opinions are subjective and can be greatly altered by a change in underlying assumptions or conditions. The valuation consultant's opinion does not constitute advice for any specific action. The valuation consultant instead offers an opinion of value under the assumptions and conditions which are expressed or implied. The client has been made aware of these assumptions and conditions, and accordingly accepts responsibility and liability for subsequent actions they take. In accepting this document, the client agrees that he or she understands and accepts this provision. The valuation consultant's opinion is subject, further, to the following assumptions and conditions:

1. The property or business has been valued assuming responsible ownership and good management unless otherwise set forth in the report. Any assumed liabilities are shown in the report, and it is assumed that no contingent liabilities exist unless otherwise noted.

2. The valuation consultant has not considered the impact of unknown legal contingencies, taxes, or costs payable on a sale, or other matters outside the scope of this valuation engagement. The titles of all real estate and improvements are assumed to be good and in marketable condition.

3. No right is given to publish all or part of the valuation report or attachments without the valuation consultant's consent. No right to expert testimony is included unless agreed in advance.

4. The valuation consultant has no present interest or contemplated interest in the property being valued. Neither his employment nor his fee are contingent upon the value opinion given.

5. The valuation consultant has gathered information from sources thought to be reliable. While the data cannot be guaranteed, the valuation consultant certifies that to the best of his knowledge and belief, the statements, information, source data, and materials contained in this valuation and working papers are correct.

6. Data supporting the valuation consultant's opinion is more fully documented in the valuation consultant's working papers. Those papers are located in the confidential file at the valuation consultant's office and are available for reference as necessary.

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

            STATEMENT OF GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

7. The valuation is valid only for the purpose stated herein. Any other use or reliance by the client or third parties is invalid.

8. This valuation opinion is given for the benefit of the client. The opinion shall not be revealed to unauthorized third parties without the consent of the valuation consultant. In that case, the entire opinion shall be revealed including all attachments and this Statement of General Assumptions and Limiting Conditions. The valuation consultant shall assume no liability for any actions, which third parties may take, based upon their interpretation of this opinion.

9. The opinion given in this engagement assumes that the business will continue to be operated in its present form. In this context, we have valued the business as a closely-held business giving due consideration to the risks and limitations as appropriate.

10.      Synergies relating to a sale have not been considered.

11. The value estimate is predicated on the assumption that there is no hazardous material on or in the property that would cause a loss in value. The valuation consultant, however, is not qualified to detect potentially hazardous materials which may affect the value of the property. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

12. This appraisal is valid only for the appraisal date or dates specified herein and only for the appraisal purpose or purposes specified herein. The client warrants that any reports, analysis, or other documents prepared for it by the appraiser will be used only in compliance with all applicable laws and regulations.

InvestorsBancorp, Inc.

INDEX TO EXHIBITS

Certificate of Valuation Consultant...........................................  Exhibit A
Information Sources Used In Valuation.........................................  Exhibit B
Comparative Balance Sheets....................................................  Exhibit C
Comparative Income Statements.................................................  Exhibit D
Adjusted Historical Earnings..................................................  Exhibit E
Guideline Company Data........................................................  Exhibit F
Guideline Transaction Data....................................................  Exhibit G

EXHIBIT A

CERTIFICATE OF VALUATION CONSULTANT

Wipfli Ullrich Bertelson LLP

                       CERTIFICATE OF VALUATION CONSULTANT

I certify that, to the best of my knowledge and belief:

         The statements of fact contained in this report are true and correct. However, please review the "information sources" exhibit for a more detailed explanation of the data used. You will note that I have not audited, or in any other manner attempted to verify, the data presented to me.

         The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are my personal, unbiased professional analyses, opinions, and conclusions.

         I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

         My employment and compensation in connection with this report are not contingent on any action or event resulting from the analyses, opinions, or conclusions in or the use of this report.

         My analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice.

         This report sets forth general assumptions and limiting conditions affecting the analysis, values, and conclusions. No other assumptions and limiting conditions were expressed verbally or are implied.

         No persons other than the undersigned prepared the analyses, values, or conclusions set forth in this report.

         All Accredited Senior Appraisers (ASAs) employed by Wipfli Ullrich Bertelson LLP are in compliance with the requirements of the American Society of Appraisers' mandatory recertification program.

/s/ William D. Thumstedter                   Dated: /s/ March 20, 2003
------------------------------------------
William D. Thumstedter, MBA
Manager, Business Valuation/M&A Services

/s/ Kevin M. Janke                           Dated: /s/ March 20, 2003
------------------------------------------
Kevin M. Janke, CPA/ABV, ASA
Partner, Business Valuation/M&A Services

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                              PROFILE OF APPRAISER

WILLIAM D. THUMSTEDTER

PROFESSIONAL HISTORY

Bill joined Wipfli Ullrich Bertelson LLP in 2002 and is a client service professional in our Eau Claire office. Bill specializes in the valuation of closely held businesses.

Prior to joining Wipfli, Bill worked for approximately five years as an appraiser in the business valuation field. This included experience at a regional correspondent bank completing appraisals of banks and bank holding companies and at a regional accounting firm in the upper Midwest completing valuations of companies in a variety of industries. His prior experience includes working as a commercial bank examiner with the State of Wisconsin, a consumer compliance examiner for the Federal Reserve Bank of Minneapolis, and a financial analyst in the applications section of the Federal Reserve Bank of Minneapolis.

Bill works exclusively on valuation-related engagements for a variety of purposes including estate planning, gifting, buying or selling a business, and divorce. In addition to the above, his services have included preparation of projections, forecasts, and cash flow analyses.

LICENSES AND PROFESSIONAL MEMBERSHIPS

Bill has successfully completed the four business valuation courses of the American Society of Appraisers' appraiser certification program as well as passed the required ethics and USPAP examinations. To obtain a designation from the ASA, he needs to submit two appraisal reports that can pass the close scrutiny of a senior appraiser.

EDUCATION

University of Wisconsin-Madison, B.B.A. in Accounting, 1986
Carlson School of Management at the University of Minnesota, M.B.A. in Finance, 1991

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                              PROFILE OF APPRAISER

KEVIN M. JANKE

PROFESSIONAL HISTORY

Kevin has been with Wipfli Ullrich Bertelson LLP since 1990 and is currently a partner in our Wausau office. For his first three years, he performed and then managed audit engagements for clients in manufacturing, financial services, and other industries including SEC clients.

After the first three years, Kevin began to specialize in litigation support and valuation of closely held businesses. He now works exclusively with attorneys for various accounting- and valuation-related litigation support and with clients that require business appraisal services for purposes of buying or selling their business, divorce, estate planning, or gifting.

In addition to the above, his services have also included preparation of projections, forecasts, and cash flow analysis, assistance in obtaining financing for various business ventures, and economic damages analysis.

LICENSES AND PROFESSIONAL MEMBERSHIPS

Certified Public Accountant, Accredited Senior Appraiser with the American Society of Appraisers, Accredited in Business Valuation through the American Institute of Certified Public Accountants.

Member of the American Institute of Certified Public Accountants, Wisconsin Institute of Certified Public Accountants, American Society of Appraisers, and Estate Planners Forum of Marathon County.

EDUCATION

University of Wisconsin-La Crosse, B.S. in Accounting

InvestorsBancorp, Inc.

EXHIBIT B

INFORMATION SOURCES USED IN VALUATION

Wipfli Ullrich Bertelson LLP

                      INFORMATION SOURCES USED IN VALUATION

         Many sources of information were used when preparing this valuation. The information included data obtained in a personal interview with key individuals from the Holding Company and Bank.

         The sources of information used and considered for this valuation included the following:

         1.       Financial statements per FDIC for 1998 through 2001.

         2.       Internal financial statements and regulatory filings for 2002.

         3.       Uniform Bank Performance Report for September 30, 2002.

         4.       Stockholders' list as of January 3, 2003.

         5.       Key personnel list.

         6.       Trade associations and industry sources.

         7. Information on the U.S. economy, regional economy, state economy, and local economy gathered from various trade publications, reports, and articles.

         8. Industry information gathered from The Wall Street Journal, Encyclopedia of American Industries, FDIC's Quarterly Banking Profile, trade publications, reports and articles.

         9. Information for the guideline companies method was gathered from CBS Marketwatch, Yahoo! Finance, and SEC filings found on EDGAR.

         10. Information for the guideline transactions method was purchased from SNL Securities Corporation.

         11.      Various other information.

Note that Wipfli Ullrich Bertelson LLP has not performed a separate compilation, review, or audit for this valuation, but has accepted the financial information as previously presented. The financial data summarized in this report is for valuation purposes only. The financial data is not to be relied on for other purposes. Refer to the compiled financial statements for other purposes.

InvestorsBancorp, Inc.

EXHIBIT C

COMPARATIVE BALANCE SHEETS

INVESTORSBANCORP
WAUKESHA, WISCONSIN

COMPARATIVE BALANCE SHEETS - PARENT COMPANY ONLY       Dec 31,      Dec 31,      Dec 31,     Dec 31,
                  (in thousands)                        2002         2001         2000        1999
                                                       -------      -------      -------     -------
    ASSETS
Total cash and due from banks                          $   180      $   427      $   355     $   300
Investment in the Bank                                   8,724        8,149        7,633       5,988
Receivable from subsidiary                                                3           12
Loan Participations                                        370          272          325         401
Premises and fixed assets                                   37           37           38          75
                                                       -------      -------      -------     -------
        TOTAL ASSETS                                   $ 9,311      $ 8,888      $ 8,363     $ 6,764
                                                       =======      =======      =======     =======
    LIABILITIES AND EQUITY
LIABILITIES
Note payable - short-term
Note payable - long-term                                                494          639         840
Other liabilities                                            2            2           54          29
                                                       -------      -------      -------     -------
    TOTAL LIABILITIES                                        2          496          693         869
                                                       -------      -------      -------     -------
STOCKHOLDERS' EQUITY
Common stock                                             2,164        2,164        2,164         923
Retained earnings                                        7,447        6,881        5,499       5,058
Accum other comprehensive income                           341          159            7         (86)
Less: ESOP loan                                           (643)        (812)
                                                       -------      -------      -------     -------
    TOTAL EQUITY                                         9,309        8,392        7,670       5,895
                                                       -------      -------      -------     -------
        TOTAL LIABILITIES AND EQUITY                   $ 9,311      $ 8,888      $ 8,363     $ 6,764
                                                       =======      =======      =======     =======

INVESTORSBANK
WAUKESHA, WISCONSIN

                                                                                                        5 year
   COMPARATIVE BALANCE SHEETS          Dec 31,      Dec 31,      Dec 31,      Dec 31,      Dec 31,      Average          CAGR
         (in thousands)                 2002         2001         2000         1999         1998      1998 - 2002    1998 - 2002
                                      --------     --------     --------     --------     --------    -----------    -----------
     ASSETS
Total cash and due from banks         $  2,819     $  2,005     $  3,454     $  2,281     $  1,049      $  2,322         28.0%
Portfolio investments                    1,984        5,347       14,391        6,260       18,960         9,388        -43.1%
Fed funds sold                                                     1,250                       540           358       -100.0%
Net loans and leases                   155,705      123,721      118,879       76,873       41,499       103,335         39.2%
Premises and fixed assets                2,527          182           87           93          127           603        111.2%
Other assets                             4,122        2,387        2,649        1,001        1,008         2,233         42.2%
                                      --------     --------     --------     --------     --------      --------       ------
       TOTAL ASSETS                   $167,157     $133,642     $140,710     $ 86,508     $ 63,183      $118,240         27.5%
                                      ========     ========     ========     ========     ========      ========       ======
     LIABILITIES AND EQUITY
LIABILITIES
Deposits                              $136,067     $120,029     $128,812     $ 76,788     $ 55,088      $103,357         25.4%
Fed funds purchased and sec sold         1,475          815                       925                        643          n/a
Other borrowed money                    13,600                                                             2,720          n/a
Other liabilities                        1,236          997        1,465        1,128          911         1,147          7.9%
                                      --------     --------     --------     --------     --------      --------       ------
   TOTAL LIABILITIES                   152,378      121,841      130,277       78,841       55,999       107,867         28.4%
                                      --------     --------     --------     --------     --------      --------       ------

STOCKHOLDERS' EQUITY
Common stock                               100          100          100          100          100           100          0.0%
Surplus                                 11,100        9,150        9,140        6,890        6,890         8,634         12.7%
Undivided profits and reserves           3,579        2,551        1,193          677          194         1,639        107.2%
                                      --------     --------     --------     --------     --------      --------       ------
   TOTAL EQUITY                         14,779       11,801       10,433        7,667        7,184        10,373         19.8%
                                      --------     --------     --------     --------     --------      --------       ------
     TOTAL LIABILITIES AND EQUITY     $167,157     $133,642     $140,710     $ 86,508     $ 63,183      $118,240         27.5%
                                      ========     ========     ========     ========     ========      ========       ======

INVESTORSBANK
WAUKESHA, WISCONSIN

                                                                                           5 year
                                        Dec 31,   Dec 31,   Dec 31,   Dec 31,   Dec 31,    Average
COMMON SIZE BALANCE SHEETS               2002      2001      2000      1999      1998     1997-2001
                                        -------   -------   -------   -------   -------   ---------
     ASSETS
Total cash and due from banks             1.7       1.5       2.5       2.6       1.7         2.0
Portfolio investments                     1.2       4.0      10.2       7.2      30.0        10.5
Fed funds sold                            0.0       0.0       0.9       0.0       0.9         0.4
Net loans and leases                     93.1      92.6      84.4      88.9      65.6        84.9
Premises and fixed assets                 1.5       0.1       0.1       0.1       0.2         0.4
Other assets                              2.5       1.8       1.9       1.2       1.6         1.8
                                        -----     -----     -----     -----     -----       -----
     TOTAL ASSETS                       100.0     100.0     100.0     100.0     100.0       100.0
                                        =====     =====     =====     =====     =====       =====
     LIABILITIES AND EQUITY
LIABILITIES
Deposits                                 81.4      89.8      91.4      88.7      87.2        87.7
Fed funds purchased and sec sold          0.9       0.6       0.0       1.1       0.0         0.5
Other borrowed money                      8.1       0.0       0.0       0.0       0.0         1.6
Other liabilities                         0.7       0.7       1.0       1.3       1.4         1.0
                                        -----     -----     -----     -----     -----       -----
   TOTAL LIABILITIES                     91.2      91.2      92.6      91.1      88.6        90.9
                                        -----     -----     -----     -----     -----       -----
EQUITY
Common stock                              0.1       0.1       0.1       0.1       0.2         0.1
Surplus                                   6.6       6.8       6.5       8.0      10.9         7.8
Undivided profits and reserves            2.1       1.9       0.8       0.8       0.3         1.2
                                        -----     -----     -----     -----     -----       -----
   TOTAL EQUITY                           8.8       8.8       7.4       8.9      11.4         9.1
                                        -----     -----     -----     -----     -----       -----
     TOTAL LIABILITIES AND EQUITY       100.0     100.0     100.0     100.0     100.0       100.0
                                        =====     =====     =====     =====     =====       =====

EXHIBIT D

COMPARATIVE INCOME STATEMENTS

INVESTORSBANCORP
WAUKESHA, WISCONSIN

COMPARATIVE INCOME STATEMENTS - PARENT COMPANY ONLY   Dec 31,    Dec 31,    Dec 31,    Dec 31,
                  (in thousands)                       2002       2001       2000       1999
                                                      -------    -------    -------    -------
Dividend income from the Bank                          $  702     $  522     $  301     $  301
Other income from the Bank                                 30         46         67         74
Other income                                               28         55         76         73
                                                       ------     ------     ------     ------
  Total income                                            760        623        444        448
                                                       ------     ------     ------     ------
Interest expense                                            8         37         60         64
Other expenses                                             24         52         44         49
                                                       ------     ------     ------     ------
  Total noninterest income                                 32         89        104        113
                                                       ------     ------     ------     ------
Net income before taxes and equity in
    undistributed net income of the Bank                  728        534        340        335
Provision for income taxes                                                       24          9
                                                       ------     ------     ------     ------
Net income before equity in undistributed
    net income of the Bank                                728        534        316        326
Equity in undist. net income of the Bank                  393        364        310        338
                                                       ------     ------     ------     ------
Net income                                             $1,121     $  898     $  626     $  664
                                                       ======     ======     ======     ======

Cash dividends paid                                    $  557     $  447     $  249     $  242

INVESTORSBANK
WAUKESHA, WISCONSIN

                                                                                                   5 year
   COMPARATIVE INCOME STATEMENTS           Dec 31,    Dec 31,    Dec 31,    Dec 31,    Dec 31,     Average         CAGR
           (in thousands)                   2002       2001       2000       1999       1998     1998 - 2002   1998 - 2002
                                          --------   --------   --------   --------   --------   -----------   -----------
Total interest income                     $  8,200   $ 10,064   $  9,317   $  5,508   $  3,261    $  7,270        25.9%
Total interest expense                       3,282      5,582      5,757      3,090      1,761       3,894        16.8%
Provision for loan and lease loss              472        847      1,038        375        300         606        12.0%
                                          --------   --------   --------   --------   --------    --------        ----
  Net interest income after provision        4,446      3,635      2,522      2,043      1,200       2,769        38.7%
                                          --------   --------   --------   --------   --------    --------        ----

Noninterest income                           1,797      1,826      1,542      1,534      1,386       1,617         6.7%
Gains (losses) on sale of securities                                                                               n/m
Noninterest expenses                         3,400      3,024      3,048      2,620      2,207       2,860        11.4%
                                          --------   --------   --------   --------   --------    --------        ----
  Total noninterest expenses                (1,603)    (1,198)    (1,506)    (1,086)      (821)     (1,243)       18.2%
                                          --------   --------   --------   --------   --------    --------        ----

Income from operations                       2,843      2,437      1,016        957        379       1,526        65.5%
Current taxes                                  980        769        343        362         82         507        85.9%
                                          --------   --------   --------   --------   --------    --------        ----
Net income                                $  1,863   $  1,668   $    673   $    595   $    297    $  1,019        58.3%
                                          ========   ========   ========   ========   ========    ========        ====

Cash dividends paid                       $    835   $    300   $    157   $      0   $      0    $    258         n/m
Dividends as a % of net income                44.8%      18.0%      23.3%       0.0%       0.0%       17.2%        n/m

INVESTORSBANK
WAUKESHA, WISCONSIN

                                                                                                 5 year
                                          Dec 31,    Dec 31,    Dec 31,    Dec 31,    Dec 31,    Average
   COMMON SIZE INCOME STATEMENTS           2002       2001       2000       1999       1998     1997-2001
                                          -------    -------    -------    -------    -------   ---------
Total interest income                      100.0      100.0      100.0      100.0      100.0      100.0
Total interest expense                      40.0       55.5       61.8       56.1       54.0       53.6
Provision for loan and lease loss            5.8        8.4       11.1        6.8        9.2        8.3
                                           -----      -----      -----      -----      -----      -----
  Net interest income                       54.2       36.1       27.1       37.1       36.8       38.1
                                           -----      -----      -----      -----      -----      -----

Noninterest income                          21.9       18.1       16.6       27.9       42.5       22.2
Gains (losses) on sale of securities
Noninterest expenses                        41.5       30.0       32.7       47.6       67.7       39.3
                                           -----      -----      -----      -----      -----      -----
  Total noninterest expenses               (19.5)     (11.9)     (16.2)     (19.7)     (25.2)     (17.1)
                                           -----      -----      -----      -----      -----      -----

Income from operations                      34.7       24.2       10.9       17.4       11.6       21.0
Current taxes                               12.0        7.6        3.7        6.6        2.5        7.0
                                           -----      -----      -----      -----      -----      -----

Net income                                  22.7       16.6        7.2       10.8        9.1       14.0
                                           =====      =====      =====      =====      =====      =====

EXHIBIT E

ADJUSTED HISTORICAL EARNINGS

INVESTORSBANCORP, INC.
WAUKESHA, WISCONSIN

VALUATION OF THE HOLDING COMPANY - GUIDELINE COMPANY METHOD
  (amounts in thousands)

THE HOLDING COMPANY'S HISTORICAL AND ADJUSTED EARNINGS

                                   Dec 31,        Dec 31,        Dec 31,        Dec 31,        Dec 31,
Net Income for the Year ended       1998           1999           2000           2001           2002
                                 ----------     ----------     ----------     ----------     ----------
Income from operations           $  379,000     $  956,000     $  834,000     $2,140,000     $2,554,000
Current taxes (as reported)      $   82,000     $  362,000     $  272,000     $  668,000     $  882,000
                                 ----------     ----------     ----------     ----------     ----------
Adjusted Historical Earnings     $  297,000     $  594,000     $  562,000     $1,472,000     $1,672,000
                                 ==========     ==========     ==========     ==========     ==========

DETERMINATION OF THE ESTIMATED FAIR MARKET VALUE OF THE HOLDING COMPANY

Estimated Ongoing Earnings (most recent period - rounded)                                 $  1,672,000

Capital to Earnings Multiple based on Guideline Public Company Method                              8.4
                                                                                          ------------
Fair Market Value of the Holding Company                                                  $ 14,077,161

Less: Outstanding Trust Preferred Securities                                              ($ 5,000,000)
                                                                                          ------------
Fair Market Value of the Holding Company, on a minority, marketable basis                 $  9,077,161

Add: Control Premium (20%)                                                                $  1,815,432
Add: Cash from exercising options and warrants                                            $    972,000
                                                                                          ------------
Fair Value of the Holding Company, on a marketable, majority interest basis               $ 11,864,593

Divided by: Number of shares outstanding - fully diluted basis                               1,055,996
                                                                                          ------------
Per Share Fair Value of the Holding Company, on a marketable, majority interest basis     $      11.24
                                                                                          ============

 II.  Holding Company's Book Value as of December 31, 2002                                $ 10,357,000

Price to Book Multiple based on Guideline Transaction Method                                      1.23
                                                                                          ------------
Fair Market Value of the Holding Company                                                  $ 12,739,110

Less: Outstanding Trust Preferred Securities                                              $          0
                                                                                          ------------
Fair Market Value of the Holding Company, on a minority, marketable basis                 $ 12,739,110

Add: Control Premium (20%)                                                                $  2,547,822
Add: Cash from exercising options and warrants                                            $    972,000
                                                                                          ------------
Fair Value of the Holding Company, on a marketable, majority interest basis               $ 16,258,932

Divided by: Number of shares outstanding - fully diluted basis                               1,055,996
                                                                                          ------------
Per Share Fair Value of the Holding Company, on a marketable, majority interest basis     $      15.40
                                                                                          ============

    AVERAGE OF THE TWO VALUE DETERMINATIONS UNDER THIS METHOD                             $      13.32
                                                                                          ============

INVESTORSBANCORP, INC.
WAUKESHA, WISCONSIN

VALUATION OF THE HOLDING COMPANY - GUIDELINE TRANSACTION METHOD
  (amounts in thousands)

DETERMINATION OF THE ESTIMATED FAIR MARKET VALUE OF THE HOLDING COMPANY

 I. Historical Earnings (most recent period)                                              $  1,672,000

Price to Earnings Multiple based on Guideline Transaction Method                                  10.3
                                                                                          ------------
Fair Market Value of the Holding Company, on a marketable, majority basis                 $ 17,292,660

Less: Outstanding Trust Preferred Securities                                              ($ 5,000,000)
Add: Cash from exercising options and warrants                                            $    972,000
                                                                                          ------------
Fair Market Value of the Holding Company, on a majority, marketable basis                 $ 13,264,660
Divided by: Number of shares outstanding - fully diluted basis                               1,055,996
                                                                                          ------------
Per Share Fair Value of the Holding Company, on a marketable, majority interest basis     $      12.56
                                                                                          ============

 II. Holding Company's Book Value as of December 31, 2002                                 $ 10,357,000

Price to Book Multiple based on Guideline Transaction Method                                       1.2
                                                                                          ------------
Fair Market Value of the Holding Company, on a marketable, majority basis                 $ 12,428,400

Less: Outstanding Trust Preferred Securities                                              $          0
Add: Cash from exercising options and warrants                                            $    972,000
                                                                                          ------------
Fair Market Value of the Holding Company, on a majority, marketable basis                 $ 13,400,400

Divided by: Number of shares outstanding - fully diluted basis                               1,055,996
                                                                                          ------------
Per Share Fair Value of the Holding Company, on a marketable, majority interest basis     $      12.69
                                                                                          ============

    AVERAGE OF THE TWO VALUE DETERMINATIONS UNDER THIS METHOD                             $      12.63
                                                                                          ============

EXHIBIT F

GUIDELINE COMPANY DATA

GUIDELINE COMPANY DATA
AS OF DECEMBER 31, 2002

                                                                30 day avg
                                                   Total          closing      Outstanding        Market          Trust
                                     Ticker        Assets      Price through     Shares       Capitalization    Preferred
       Name / Location               Symbol    (in thousands)    12/31/2002    (millions)       (millions)      (millions)
--------------------------------------------------------------------------------------------------------------------------
Baylake Corp.                        BYLK.OB      $  904,656       $13.13         7.48            $ 98.21         $16.10
  Sturgeon Bay, WI

Commercial National Financial Corp   CEFC.OB      $  228,849       $11.77         3.63            $ 42.73         $ 0.00
  Ithaca, MI

Heartland Financial USA              HTLF.OB      $1,785,979       $15.76         9.86            $155.39         $ 0.00
  Dubuque, IA

Horizon Bancorp                      HBNC         $  720,100       $24.49         1.98            $ 48.49         $12.00
  Michigan City, IN

Iowa First Bancshares Corp.          IFST         $  378,705       $22.92         1.44            $ 33.00         $ 0.00
  Muscatine, IA

Mahaska Investment Company           OSKY         $  540,787       $15.10         3.92            $ 59.19         $10.00
  Oskaloosa, IA

Mid-Wisconsin Financial Services     MWFS.OB      $  368,040       $27.07         1.69            $ 45.75         $ 0.00
   Inc
  Medford, WI

Monroe Bancorp                       MROE         $  533,317       $13.19         6.10            $ 80.46         $ 0.00
  Bloomington, IN

Princeton National Bancorp           PNBC         $  587,525       $20.88         3.23            $ 67.44         $ 0.00
  Princeton, IL

  Average

  Median

Selected Multiple *

                                            Trailing Twelve Months           Price       Capital       Last      Price to
                                      ----------------------------------     to TTM      to TTM      Qtr End       Book
        Name / Location               ROA           ROE         Earnings    Earnings    Earnings    Book Value     Value
-------------------------------------------------------------------------------------------------------------------------
Baylake Corp.                         1.00%        13.98%         $1.15       11.42       13.29       $ 8.62        3.39
  Sturgeon Bay, WI

Commercial National Financial Corp    1.33%        13.13%         $0.78       15.09       15.09       $ 6.16        1.91
  Ithaca, MI

Heartland Financial USA               1.13%        16.44%         $1.68        9.38        9.38       $12.60        1.25
  Dubuque, IA

Horizon Bancorp                       0.83%        14.21%         $2.75        8.91       11.11       $20.89        1.17
  Michigan City, IN

Iowa First Bancshares Corp.           0.93%        13.55%         $2.48        9.24        9.24       $20.49        1.12
  Muscatine, IA

Mahaska Investment Company            1.03%        10.73%         $1.41       10.71       12.52       $13.64        1.11
  Oskaloosa, IA

Mid-Wisconsin Financial Services Inc  1.30%        14.56%         $2.65       10.22       10.22       $19.11        1.42
  Medford, WI

Monroe Bancorp                        1.17%        14.32%         $1.00       13.19       13.19       $ 7.25        1.82
  Bloomington, IN

Princeton National Bancorp            1.08%        12.37%         $1.86       11.23       11.23       $15.79        1.32
  Princeton, IL
                                      ------------------                      -----------------                     ----
  Average                             1.09%        13.70%                     11.04       11.70                     1.61
                                      ==================                      =================                     ====
  Median                              1.08%        13.98%                     10.71       11.23                     1.32
                                      ==================                      =================                     ====

Selected Multiple *                                                                        8.42                     1.06
                                                                                          =====                     ====

* This multiple was adjusted downwards for the reliance on a key employee, the use of brokered CD's for deposits, the Bank's one location, the amount of fee income from BMSBLC, and other factors offset by the Bank's strong recent growth.

EXHIBIT G

GUIDELINE TRANSACTION DATA

GUIDELINE TRANSACTION DATA
AS OF DECEMBER 31, 2002

                                        Total             Equity /    NPAs /      Trailing Twelve Months      TTM       Price to
                                        Assets            Assets      Assets      ----------------------    Price to     Book
  Seller Name / Location            (in thousands)         (%)         (%)          ROA           ROE       Earnings     Value
--------------------------------------------------------------------------------------------------------------------------------
Fortress Bancshares, Inc.             $206,802             6.75        n/a         0.89%         13.35%      12.35       1.50
  Westby, WI

Waunakee Bank Shares, Inc.            $103,141             6.07        1.68       -0.23%         -3.87%       n/m        1.43
  Waunakee, WI

Bancorp Inc.                          $ 46,707            10.66        0.18        1.16%         10.57%      14.41       1.28
  Cedarburg, WI

Northern Plains Bancshares            $ 46,946             7.43        0.20        1.06%         13.91%      13.17       1.67
  Thief River Falls, MN

Marquette Bank Illinois               $140,730             9.45        0.18        1.04%         12.12%      15.27       1.77
  Galesburg, IL
                                                           ------------------------------------------------------------------
  Average                                                  8.07        0.56        0.78%          9.22%      13.80       1.53
                                                           ==================================================================
  Median                                                   7.43        0.19        1.04%         12.12%      13.79       1.50
                                                           ==================================================================

Selected Multiples *                                                                                          10.3       1.20
                                                                                                             ================

* This multiple was adjusted downwards for the reliance on a key employee, the use of brokered CD's for deposits, the Bank's one location, the amount of fee income from BMSBLC, and other factors offset by the Bank's strong recent growth.

                         Wipfli Ullrich Bertelson LLP               APPENDIX B-2
                         500 Third Street
                         Wausau, WI 54403
                         PO Box 8010
                         Wausau, WI 54402-8010
                         715.845.3111
                         fax 715.845.1189
                         wipfli.com

April 16, 2003

Mr. George Schonath
InvestorsBancorp, Inc.
P.O. Box 190
Waukesha, WI 53188-0190

Dear George:

As I mentioned on the telephone Monday, I found a mistake in my valuation of InvestorsBancorp, Inc. as of January 3, 2003. I apologize for this mistake and any inconvenience it may have caused. I am enclosing new reports for you and the rest of the Board of Directors. The correction of this mistake causes the valuation as of January 3, 2003 to decrease from $13.71 per share to $13.37. The mistake was in the guideline companies' method. The price-to-book multiple that was explained on page 38 that I intended to use was not used; rather an incorrect multiple was used.

Additionally, the guideline company, Baylake Corp.'s price-to-book value multiple was incorrectly calculated. This change has NO affect on the January 3, 2003 or March 19, 2003 report. This lowers the average but not the median multiple. We used the median.

Fortunately, these changes do NOT affect the conclusion of $14.20 that we reached as of March 19, 2003. Once again, I apologize for any inconvenience this may have caused. If the Board of Directors would like to discuss, I would be more than happy to discuss the change.

Please call to discuss if you have any questions or would like to discuss.

Sincerely,

/s/ Kevin M. Janke

Kevin M. Janke, CPA/ABV, ASA
Partner
Business Valuation/M&A Services

KMJ/ka
Enc.

cc: Sarah Bernstein

INVESTORSBANCORP, INC.
WAUKESHA, WISCONSIN

Correlation

Historical price method                                        $15.62
                                                               ======

Guideline company method                                       $14.05
                                                               ======

Guideline transaction method                                   $12.94
                                                               ======

Conclusion- average of three methods                           $14.20
                                                               ======

INVESTORSBANCORP, INC.
WAUKESHA, WISCONSIN

30 day average of the Holding Company's closing price          $13.02

       Premium for control (20%)                                 2.60
                                                               ------

       Fair value at March 19, 2003 utilizing this method      $15.62
                                                               ======

INVESTORSBANCORP, INC.
WAUKESHA, WISCONSIN

VALUATION OF THE HOLDING COMPANY - GUIDELINE COMPANY METHOD
 (amounts in thousands)

THE HOLDING COMPANY'S HISTORICAL AND ADJUSTED EARNINGS

                                             Dec 31,    Dec 31,    Dec 31,      Dec 31,      Dec 31,
Net Income for the Year ended                 1998       1999       2000         2001         2002
                                             --------------------------------------------------------
Income from operations                       $379,000   $956,000   $834,000   $2,140,000   $2,554,000
Current taxes (as reported)                  $ 82,000   $362,000   $272,000   $  668,000   $  882,000
                                             --------------------------------------------------------
Adjusted Historical Earnings                 $297,000   $594,000   $562,000   $1,472,000   $1,672,000
                                             ========================================================

DETERMINATION OF THE ESTIMATED FAIR MARKET VALUE OF THE HOLDING COMPANY

Estimated Ongoing Earnings (most recent period - rounded)                                 $ 1,672,000

Capital to Earnings Multiple based on Guideline Public Company Method                            9.52
                                                                                          -----------
Fair Market Value of the Holding Company                                                  $15,921,321

Less: Outstanding Trust Preferred Securities                                             ($ 5,000,000)
                                                                                          -----------
Fair Market Value of the Holding Company, on a minority, marketable basis                 $10,921,321

Add: Control Premium (20%)                                                                $ 2,184,264
Add: Cash from exercising options and warrants                                            $   972,000
                                                                                          -----------
Fair Value of the Holding Company, on a marketable, majority interest basis               $14,077,585

Divided by: Number of shares outstanding - fully diluted basis                              1,055,996
                                                                                          -----------
Per Share Fair Value of the Holding Company, on a marketable, majority interest basis     $     13.33
                                                                                          ===========

 II. Holding Company's Book Value as of March 19, 2003                                    $10,915,000

Price to Book Multiple based on Guideline Transaction Method                                     1.12
                                                                                          -----------
Fair Market Value of the Holding Company                                                  $12,176,847

Less: Outstanding Trust Preferred Securities                                              $         0
                                                                                          -----------
Fair Market Value of the Holding Company, on a minority, marketable basis                 $12,176,847

Add: Control Premium (20%)                                                                $ 2,435,369
Add: Cash from exercising options and warrants                                            $   972,000
                                                                                          -----------
Fair Value of the Holding Company, on a marketable, majority interest basis               $15,584,216

Divided by: Number of shares outstanding - fully diluted basis                              1,055,996
                                                                                          -----------
Per Share Fair Value of the Holding Company, on a marketable, majority interest basis     $     14.76
                                                                                          ===========

    AVERAGE OF THE TWO VALUE DETERMINATIONS UNDER THIS METHOD                             $     14.05
                                                                                          ===========

GUIDELINE COMPANY DATA
AS OF MARCH 19, 2003

                                                                   30 day avg
                                                   Total             closing      Outstanding        Market             Trust
                                     Ticker        Assets         Price through      Shares      Capitalization       Preferred
         Name / Location             Symbol    (in thousands)       3/19/2003      (millions)      (millions)         (millions)
--------------------------------------------------------------------------------------------------------------------------------
Baylake Corp.                        BYLK.OB      $  904,656          $13.38           7.48          $100.08            $16.10
  Sturgeon Bay, WI

Commercial National Financial Corp   CEFC.OB      $  228,849          $11.74           3.63          $42.62             $ 0.00
  Ithaca, MI

Heartland Financial USA              HTLF.OB      $1,785,979          $21.33           9.86          $210.31            $ 0.00
  Dubuque, IA

Horizon Bancorp                      HBNC         $  720,100          $28.49           1.98          $56.41             $12.00
  Michigan City, IN

Iowa First Bancshares Corp.          IFST         $  378,705          $24.29           1.44          $34.98             $ 0.00
  Muscatine, IA

Mahaska Investment Company           OSKY         $  540,787          $16.27           3.92          $63.78             $10.00
  Oskaloosa, IA

Mid-Wisconsin Financial Services     MWFS.OB      $  368,040          $27.46           1.69          $46.41             $ 0.00
  Inc Medford, WI

Monroe Bancorp                       MROE         $  533,317          $13.60           6.10          $82.96             $ 0.00
  Bloomington, IN

Princeton National Bancorp           PNBC         $  587,525          $21.91           3.23          $70.77             $ 0.00
  Princeton, IL

  Average
  Median

Selected Multiple *

                                           Trailing Twelve Months         Price     Capital      Estimated      Price to
                                         --------------------------       to TTM     to TTM      19-Mar-03       Book
         Name / Location                  ROA     ROE      Earnings      Earnings   Earnings     Book Value      Value
------------------------------------------------------------------------------------------------------------------------
Baylake Corp.                            1.00%   13.98%     $1.15          11.63     13.51          $ 8.87        1.51
  Sturgeon Bay, WI

Commercial National Financial Corp       1.33%   13.13%     $0.78          15.05     15.05          $ 6.33        1.85
  Ithaca, MI

Heartland Financial USA                  1.13%   16.44%     $1.68          12.70     12.70          $12.97        1.64
  Dubuque, IA

Horizon Bancorp                          0.83%   14.21%     $2.75          10.36     12.56          $21.49        1.33
  Michigan City, IN

Iowa First Bancshares Corp.              0.93%   13.55%     $2.48           9.79      9.79          $21.03        1.15
  Muscatine, IA

Mahaska Investment Company               1.03%   10.73%     $1.41          11.54     13.35          $13.95        1.17
  Oskaloosa, IA

Mid-Wisconsin Financial Services Inc     1.30%   14.56%     $2.65          10.36     10.36          $19.69        1.39
  Medford, WI

Monroe Bancorp                           1.17%   14.32%     $1.00          13.60     13.60          $ 7.47        1.82
  Bloomington, IN

Princeton National Bancorp               1.08%   12.37%     $1.86          11.78     11.78          $16.20        1.35
  Princeton, IL
                                         -------------                     ---------------                        ----
  Average                                1.09%   13.70%                    11.87     12.52                        1.47
                                         =============                     ===============                        ====
  Median                                 1.08%   13.98%                    11.63     12.70                        1.39
                                         =============                     ===============                        ====

Selected Multiple *                                                                   9.52                        1.12
                                                                                     =====                        ====

* This multiple was adjusted downwards for the reliance on a key employee, the use of brokered CD's for deposits, the Bank's one location, the amount of fee income from BMSBLC, and other factors offset by the Bank's strong recent growth.

INVESTORSBANCORP, INC.
WAUKESHA, WISCONSIN

VALUATION OF THE HOLDING COMPANY - GUIDELINE TRANSACTION METHOD
 (amounts in thousands)

DETERMINATION OF THE ESTIMATED FAIR MARKET VALUE OF THE HOLDING COMPANY

 I. Historical Earnings (most recent period)                                               $ 1,672,000

Price to Earnings Multiple based on Guideline Transaction Method                                  10.3
                                                                                           -----------
Fair Market Value of the Holding Company, on a marketable, majority basis                  $17,292,660

Less: Outstanding Trust Preferred Securities                                              ($ 5,000,000)
Add: Cash from exercising options and warrants                                             $   972,000
                                                                                           -----------
Fair Market Value of the Holding Company, on a majority, marketable basis                  $13,264,660
Divided by: Number of shares outstanding - fully diluted basis                               1,055,996
                                                                                           -----------
Per Share Fair Value of the Holding Company, on a marketable, majority interest basis      $     12.56
                                                                                           ===========

 II. Holding Company's Book Value as of March 19, 2003                                     $10,915,000

Price to Book Multiple based on Guideline Transaction Method                                       1.2
                                                                                           -----------
Fair Market Value of the Holding Company, on a marketable, majority basis                  $13,098,000

Less: Outstanding Trust Preferred Securities                                               $         0
Add: Cash from exercising options and warrants                                             $   972,000
                                                                                           -----------
Fair Market Value of the Holding Company, on a majority, marketable basis                  $14,070,000

Divided by: Number of shares outstanding - fully diluted basis                               1,055,996
                                                                                           -----------
Per Share Fair Value of the Holding Company, on a marketable, majority interest basis      $     13.32
                                                                                           ===========

    AVERAGE OF THE TWO VALUE DETERMINATIONS UNDER THIS METHOD                              $     12.94
                                                                                           ===========

GUIDELINE TRANSACTION DATA
AS OF MARCH 19, 2003

                                            Total           Equity /    NPAs /     Trailing Twelve Months       TTM     Price to
                                            Assets           Assets     Assets     ----------------------    Price to     Book
  Seller Name / Location                (in thousands)        (%)        (%)          ROA        ROE         Earnings     Value
--------------------------------------------------------------------------------------------------------------------------------
Fortress Bancshares, Inc.                  $206,802          6.75        n/a          0.89%     13.35%        12.35       1.50
  Westby, WI

Waunakee Bank Shares, Inc.                 $103,141          6.07        1.68        -0.23%     -3.87%         n/m        1.43
  Waunakee, WI

Bancorp Inc.                               $ 46,707         10.66        0.18         1.16%     10.57%        14.41       1.28
  Cedarburg, WI

Northern Plains Bancshares                 $ 46,946          7.43        0.20         1.06%     13.91%        13.17       1.67
  Thief River Falls, MN

Marquette Bank Illinois                    $140,730          9.45        0.18         1.04%     12.12%        15.27       1.77
  Galesburg, IL
                                                            ------------------------------------------------------------------
   Average                                                   8.07        0.56         0.78%      9.22%        13.80       1.53
                                                            ==================================================================
   Median                                                    7.43        0.19         1.04%     12.12%        13.79       1.50
                                                            ==================================================================

Selected Multiples ( the median) *                                                                             10.3       1.20
                                                                                                              ================

* This multiple was adjusted downwards for the reliance on a key employee, the use of brokered CD's for deposits, the Bank's one location, the amount of fee income from BMSBLC, and other factors offset by the Bank's strong recent growth.

                                                  INVESTORSBANCORP, INC. AND
                                                  SUBSIDIARIES
                                                  WAUKESHA, WISCONSIN

                                                  FAIR VALUE  BUSINESS VALUATION
                                                  AS OF JANUARY 3, 2003

                                                  Prepared By:
                                                  WIPFLI ULLRICH BERTELSON LLP
                                                  500 Third St.
                                                  P.O. Box 8010
                                                  Wausau, WI 54402-8010
                                                  (715) 845-3111
                                                  Fax: (715) 845-1189

Wipfli Ullrich Bertelson LLP

                                TABLE OF CONTENTS

Valuation Consultant's Report.............................   1

DESCRIPTIVE INFORMATION

     Background Business Information......................   6
     General Economic Perspective.........................   9
     Industry Information.................................  17
     Loan Portfolio Disclaimer............................  21
     Review of Financial Position and Performance.........  22

VALUATION

     Book Value...........................................  30
     Determination of Fair Value..........................  31
     Specific Approaches to Valuation.....................  32
     Correlation and Conclusion...........................  41

STATEMENT OF GENERAL ASSUMPTIONS AND LIMITING CONDITIONS..  42

EXHIBITS

      A - Certificate of Valuation Consultant
      B - Information Sources Used In Valuation
      C - Comparative Balance Sheets
      D - Comparative Income Statements
      E - Adjusted Historical Earnings
      F - Guideline Company Data
      G - Guideline Transaction Data

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                          VALUATION CONSULTANT'S REPORT

Mr. George Schonath
InvestorsBancorp, Inc. and Subsidiaries
P.O. Box 190
Waukesha, Wisconsin 53188-0190

                  RE:      Business Valuation
                           Fair value as of January 3, 2003
                           InvestorsBancorp, Inc. and Subsidiary

         In accordance with your authorization, we have appraised a majority, marketable ownership interest of the common stock of InvestorsBancorp, Inc. and its wholly owned subsidiaries, as of January 3, 2003. We are pleased to submit the results of our findings in the following report.

OBJECTIVE AND PURPOSE OF THE APPRAISAL

         The objective of the appraisal is to express an opinion of the fair value of the common stock of InvestorsBancorp, Inc.'s common stock, as of January 3, 2003, determined on a majority, marketable basis.

         The purpose of the appraisal is to value InvestorsBancorp, Inc. to assist the Board of Directors in setting a price per share to be used in management planning.

         Throughout the remainder of this report, InvestorsBancorp, Inc. may be referred to as the "Holding Company" and InvestorsBank may be referred to as the "Bank."

DEFINITION AND PREMISE OF VALUE

         The term fair value is a legally created standard of value that applies to certain specific transactions. In most states, fair value is the statutory standard of value applicable in cases of dissenting shareholders' appraisal rights. In these states, if a corporation merges, sells out, or takes certain other major actions, and the owner of a minority interest believes that he is being forced to receive less than adequate consideration for his stock, he has the right to have his shares appraised and to receive fair value in cash. In states that have adopted the Uniform Business Corporation Act, including Wisconsin, the definition of fair value is fairly similar. Section 180.1301(4) of the Wisconsin Statutes defines fair value as follows:

                  "With respect to a dissenter's shares, other than in a business combination, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable."

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                         VALUATION CONSULTANT'S REPORT

         Even in states that have adopted language similar to the standard definition for fair value, there is usually no clearly recognized consensus regarding the interpretation of fair value, however, published precedents established in various state courts certainly have not equated fair value to fair market value. Generally, states have defined fair value using a broader standard than simply fair market value. Even when a proportionate share of enterprise value is an indicated interpretation of "fair value," precedent as to which factors to consider and the relative weights to accord each varies considerably between states.

         In HMO-W Incorporated v. SSM Health Care System and the Neillsville Clinic, S.C. (case 98-2834), the Wisconsin Supreme Court reviewed a decision of the Court of Appeals regarding dissenters' rights. In its opinion filed June 7, 2000, the Wisconsin Supreme Court stated:

         "The legislature clearly did not intend to render fair value synonymous with fair market value when appraising dissenters' shares in a nonbusiness combination... Examining the purpose of dissenters' rights statutes; we conclude that the application of a minority discount in determining the fair value of a dissenter's shares frustrates the equitable purpose to protect minority shareholders. A dissenting shareholder is thus entitled to the proportionate interest of his or her minority shares in the going concern of the entire company."

Accordingly, based on this recent Wisconsin Supreme Court opinion, we have determined the fair value of the Company's stock on a marketable, majority interest basis.

         Fair value assumes a hypothetical situation with many built-in conditions and assumptions. Some of those assumptions are incorporated into the definitions above. Other assumptions and conditions are discussed or are implied or expressed in the attached Statement of General Assumptions and Limiting Conditions. IT SHOULD BE CLEAR THAT WHENEVER ANY OF THOSE CONDITIONS DO NOT APPLY OR WHEN SPECIAL "TERMS" ARE NEGOTIATED, THEN THE PRICE CAN VARY FROM THE ESTIMATED FAIR VALUE.

CONCLUSION:

         Based on the premises as outlined above and the investigation and analysis detailed in the attached narrative report and for the purpose as stated, it is concluded that the per share fair value of the common stock of InvestorsBancorp, Inc. determined on a majority, marketable basis, as of January 3, 2003, based on 1,055,906 shares outstanding on a fully diluted basis, is reasonably estimated at:

THIRTEEN DOLLARS AND THIRTY SEVEN CENTS   $13.37

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                         VALUATION CONSULTANT'S REPORT

VALUATION PROCEDURES:

         In conjunction with this valuation, there are many factors that must be considered in the valuation of a business enterprise. Among them are the pattern of historical performance and earnings, the Bank's competitive market position, experience and quality of management, marketability, and others. Some of these factors are outlined in Revenue Ruling 59-60 as the pertinent factors to consider in the valuation of closely held businesses or securities in those businesses. The Internal Revenue Service issued Revenue Ruling 59-60 (1959-1 C.B. 237) to indicate its viewpoint on the valuation of closely held securities. This ruling, as amended by Revenue Ruling 65-192 & 65-193 (1965-2 C.B. 259 &
370), has been accepted by the courts and the appraisal community as a basic guideline to the process.

         In the following report, we have given consideration to the eight pertinent factors discussed in Revenue Ruling 59-60 to the extent they are relevant for this valuation.

   The eight factors which we have considered are as follows:

   1. The nature of the business and the history of the enterprise from its inception.

   2. The economic outlook in general and the condition and outlook of the specific industry in particular.

   3. The value of the tangible assets as represented on the books of the company and financial condition of the business.

   4. The potential earnings capacity of the business and its ability to pay a fair return on an investment.

   5.    The actual dividends or the ability of the business to pay dividends.

   6. The presence of goodwill and other intangible assets in the overall enterprise value.

   7. The size of the company or size of the block of stock or security being valued; transactions or sales of similar securities, if available.

   8. Market data of similar businesses including actual sales and offerings; relevant financial and sale data of securities in publicly traded comparable companies.

         It should be noted that the above definition does not cover all possible values of a business. For example, the assumed buyer is a person who comes to the business and who buys it on the basis of its own financial strength. Some buyers, however, may have other motives for purchasing a business, such as the elimination of competition or the combination of two operations, that will provide a greater profit than each business could provide separately.

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                         VALUATION CONSULTANT'S REPORT

         Under these circumstances, there is information available to the buyer which is not available to the seller. Although these buyers may be willing to pay a particular premium to buy a business, an appraiser generally is not privy to this information unless specifically doing the valuation for the purpose of such a sale. We know of no such sale being imminent and thus do not further consider this particular situation in forming an opinion of value.

VALUATION TERMS AND CONDITIONS

         This report is intended for use only in connection with the stated purpose. No other purpose is intended or should be inferred.

         The following narrative report and exhibits further describe the analyses performed and conclusions reached during this appraisal. In addition, the statement of general assumptions and limiting conditions and certificate of valuation consultant are integral parts of this valuation opinion. This report should be read only in conjunction with them.

         We take no responsibility in updating this report for events and circumstances occurring after the date of the valuation.

                                           Sincerely,

                                           /s/ Wipfli Ullrich Bertelson LLP
                                           -------------------------------------
                                           Wipfli Ullrich Bertelson LLP

                                           Date: /s/ March 20, 2003
                                                 -------------------------------
                                           Wausau, Wisconsin

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                                NARRATIVE REPORT

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                             DESCRIPTIVE INFORMATION

                         BACKGROUND BUSINESS INFORMATION

HISTORY

         InvestorsBancorp, Inc. is a one-bank holding company that owns 100% of the stock of the InvestorsBank, which is located on the northern edge of Waukesha, Wisconsin. Waukesha is a community of approximately 40,000 people located approximately 20 miles directly west of downtown Milwaukee, in Waukesha County in southeastern Wisconsin. Waukesha County is part of the four-county Milwaukee Metropolitan Area.

         InvestorsBank was formed in September 1997 as a spin-off from The Middleton Doll Company, which was formerly known as Bando McGlocklin Capital Corporation. The Bank offers a complete line of financial services to small businesses and individuals in the community of Waukesha and in southeastern Wisconsin. Pursuant to a management services agreement, the Bank also manages the commercial loan and leased properties portfolios of Bando McGlocklin Small Business Lending Corporation (BMSBLC), a subsidiary of The Middleton Doll Company.

         The Bank originally rented its 4,750 square foot facility at W239 N1700 Busse Road, Waukesha, Wisconsin, under a triple net lease from BMSBLC, which has its main office in the same building. In the fourth quarter of 2002, the Bank purchased this facility from BMSBLC for approximately $2.4 million. The Bank's facilities are adequate to meet the needs of the Holding Company and the Bank for the foreseeable future.

         InvestorsBancorp, Inc. was formed as a subsidiary of The Middleton Doll Company in June 1996 to hold the assets to be acquired by the Bank upon its spin-off from The Middleton Doll Company. On September 6, 1997, The Middleton Doll Company distributed all 880,000 shares of the Holding Company's outstanding stock to its shareholders and, on September 8, 1997, the Bank commenced business. On January 15, 2000, the Holding Company paid a 5% stock dividend. The Holding Company has not paid any cash dividends since its formation, and the Holding Company and the Bank believe that all future earnings will be retained to finance the growth of the Bank and that no cash dividends will be paid in the foreseeable future.

         On September 19, 2000, the Bank formed a wholly owned subsidiary, Investors Business Credit, Inc., which was incorporated under Nevada State law. The subsidiary was formed to hold the Bank's long-term securities and certain commercial loans to take advantage of state tax law provisions that result in the Bank paying lower taxes to the State of Wisconsin.

         On June 20, 2002, InvestorsBancorp Capital Trust I (the "Trust") was incorporated under Delaware law as a wholly owned subsidiary of the Holding Company to issue and sell Capital Trust I Floating Rate Cumulative Trust Preferred Securities. The Company issued a debenture to the Trust in exchange for the proceeds from the sale of the securities on June 27, 2002. The

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                             DESCRIPTIVE INFORMATION

                         BACKGROUND BUSINESS INFORMATION

Trust issued 5,000 shares of Trust Preferred Securities with a liquidation value of $1,000 per share. The proceeds from this transaction were used by the Company to pay off $3.0 million of subordinated debt and to increase the capital of the Bank. The Trust Preferred Securities debt is due on June 30, 2032, with interest payable quarterly beginning on September 30, 2002. The interest rate is based on the three-month LIBOR rate plus 365 basis points (5.03% as of January 3, 2003) and resets quarterly with a maximum rate of 12% prior to June 30, 2007. The net $5.0 million of Trust Preferred Securities is considered tier 1 capital for regulatory purposes.

ORGANIZATION

         As of the valuation date, the Bank had 21 employees, three of whom were shared with BMSBLC. The Bank receives payment for the time its employees spend on BMSBLC activities. As of the valuation date, the Bank's management included:

      Name           Age                Title
      ----           ---                -----
George R. Schonath   61    President and Chief Executive Officer
Glen Michaelsen      40    Senior Vice President - Commercial Lending
Kim DeMartino        42    Senior Vice President - Mortgage Lending
Susan J. Hauke       36    Vice President - Finance, Controller
Greg Mieske          42    Vice President - Operations

COMMON STOCK OWNERSHIP

         As of the valuation date, the shareholders of InvestorsBancorp, Inc. were as follows:

             SHAREHOLDER                                 SHARES          PERCENT
--------------------------------------------------------------------------------
George R. Schonath                                     241,870.180       22.905%
Schonath Family Partnership                            237,943.131       22.533%
Thomas Evans, Trustee for the Sarah E. Schonath         79,863.950        7.563%
Irrevocable Trust dated December 31, 1996
Thomas Evans, Trustee for the Emily A Schonath          79,863.950        7.563%
Irrevocable Trust dated December 31,1996
Sarah Schonath                                           3,275.560        0.310%
Emily Schonath                                           3,057.560        0.290%
Jenn Schonath                                            1,262.490        0.120%
                                                         ---------        -----
    Total - Schonath Family                            647,136.821       61.284%
Other Shareholders                                     408,829.000       38.716%
                                                       -----------       ------
Total Shares Outstanding                             1,055,965.821      100.000%
                                                     =============      =======

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                             DESCRIPTIVE INFORMATION

                         BACKGROUND BUSINESS INFORMATION

         The shares noted above are on a fully diluted basis including 27,201 stock options to an employee of the Bank and 105,000 warrants issued to the Schonath Family Partnership.

COMPETITORS

         Competitors include a number of financial institutions located near the Bank's Waukesha location as well as banks throughout the Milwaukee Metropolitan Area that focus on small business lending. The following were the largest commercial banks located in Waukesha County as of June 30, 2002, the last date this information was available from the FDIC:

                                          TOTAL LOCAL              PERCENT OF
BANK / NUMBER OF LOCATIONS                 DEPOSITS                  TOTAL
--------------------------------------------------------------------------------
M&I Marshall & Illsley Bank
    16 Offices                             $1,323,396                21.10%
Bank One Wisconsin
    14 Offices                             $ 644,804                 10.28%
Associated Bank, N.A.
    19 Offices                             $ 521,417                  8.31%
U.S. Bank, N.A.
    14 Offices                             $ 487,795                  7.78%
Waukesha State Bank
    14 Offices                             $ 434,690                  6.93%
Citizens Bank of Mukwonago
    10 Offices                             $ 302,128                  4.82%
First Bank Financial Centre
    5 Offices                              $ 200,824                  3.20%
Park Bank
    2 Offices                              $ 123,678                  1.97%
InvestorsBank
    1 Office                               $ 121,378                  1.94%
Delafield State Bank
    1 Office                               $ 113,539                  1.81%

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                             DESCRIPTIVE INFORMATION

                          GENERAL ECONOMIC PERSPECTIVE

         In the valuation of any company, the general economic factors prevailing at the date of the appraisal must be considered in order to gain insight into the economic climate in which investors are dealing. Although individual factors may or may not have a direct impact on a particular industry, the overall economy and the outlook for it, strongly influence how investors perceive the investment opportunities in all industries. In our analysis of the Holding Company and Bank, we have considered the general economic climate that prevailed at the date of this appraisal, as well as the outlook for the future.

SUMMARY - U.S. OUTLOOK

         The economy is staging a slow recovery that will gather steam as the year progresses. After suffering through a two-and-one-half-year bout of below-capacity growth (sometimes called a growth recession), real gross domestic product (GDP) should post growth of 3.0% this year, followed by 4.6% in 2004. This encouraging outlook assumes that the United States wages a short and successful war to unseat Saddam Hussein beginning in late February or mid-to-late-March. Also, tax cuts and increased military spending to replenish the equipment and supplies used up in the war will give the economy an extra boost during the second half of 2003 and early 2004. After increasing by 0.7% in the fourth quarter of 2002, real GDP is expected to increase 3.0% in the first quarter and 3.3% in the second quarter of 2003.

         In the near term, however, the unemployment rate will continue to rise as labor-force growth outstrips new hiring and as productivity gains slow the need for new workers. Inflation should accelerate slightly, to 2.0% this year and next, after coming in at 1.6% in 2002. Because inflation is expected to remain tame, the first Federal Reserve move to tighten interest rates is not expected until the August FOMC (Federal Open Market Committee) meeting. Bond yields will anticipate the tightening, and the stock market will begin a modest recovery.

         The dollar is expected to continue to fall modestly, but the current account deficit will widen as the U.S. grows faster than its trading partners. Corporate profits, which have been essentially flat for four years, should improve this year, but will not exceed their prior peak until 2004. Wage and salary gains will likely slow dramatically this year as employers try to control labor costs in the face of rapidly rising health insurance costs.

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                             DESCRIPTIVE INFORMATION

                          GENERAL ECONOMIC PERSPECTIVE

RECENT EVIDENCE

         Real GDP growth during the final quarter of 2002 was as weak as expected, with the growth rate coming in at a mere 0.7%. The major components of GDP in the fourth quarter contained no surprises. There were increases in consumer and government spending, a modest rise in business spending on equipment and software, and a strong gain in residential construction. The drag came from a slowdown in inventory building, plus further declines in nonresidential construction and net trade. Imports fell, but exports fell proportionately more. The trade numbers were distorted by the West Coast dock strike, however, and should not be interpreted as typical.

         A long lasting productivity boom came to an end in the fourth quarter of 2002. Output per hour declined at a 0.2% rate in the nonfarm business sector, as total hours increased more than output. For the year as a whole, however, the improvement in productivity was the best in over 50 years. The 4.2% jump in productivity held unit labor costs to a mere 0.3% increase.

         Employers are becoming more tight-fisted as they wrestle with sluggish demand growth and strong competition. Payroll employment declined 0.1% in the fourth quarter, declining 0.9% for the year. The employment cost index showed an increase of only 0.4% in private-sector wages and salaries in the fourth quarter, the same as in the third. For the year, the wage and salary index increased only 2.7%; although soaring benefit costs boosted the increase in total compensation to 3.3%. The pressure on wages also shows in average hourly earnings, which posted a 12-month increase of only 2.7% in January, the least since 1995.

         Consumers continued their spending habits at the end of last year. Excluding sales of new light vehicles, consumer spending increased at a 2.5% annual rate in the fourth quarter, the same as in the third. Total consumer spending increased only 1.0% in the fourth quarter because of the sharp slowdown in vehicle sales. On a year-to-year basis, personal consumption increased 3.7% in the third quarter of 2002 before declining by 2.5% in the last quarter.

         Business spending on equipment is on the recovery track. Nonresidential fixed investment increased 1.5% in the fourth quarter, after declining 0.8% in the third. On a year-to-year basis, nonresidential fixed investment declined by 1.9% in the fourth quarter of 2002. Investment in information processing equipment continued to grow, increasing by 3.9% in the fourth quarter. New computer systems are beginning to show up in offices, software spending is recovering, and auto fleet sales have improved. The weakest segment remains aircraft production. Spending on aircraft and parts has rebounded from its trough, but is still extremely

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                             DESCRIPTIVE INFORMATION

                          GENERAL ECONOMIC PERSPECTIVE

depressed. It will likely be the last to see a real recovery, since the airline industry itself is in crisis, and U.S. aircraft manufacturers are facing vigorous overseas competition.

         Residential construction ended the year in overdrive. Low mortgage rates have kept buyers in the housing market, despite concerns over jobs and income, and are allowing prices to keep rising. Existing house sales grew by a 29.6% annual rate in the fourth quarter to 5.73 million units. Once mortgage rates turn up, sales will slow down. The home improvement business could accelerate, however, as owners decide it is better to remodel or add on than relocate.

INCOME, SPENDING, AND EMPLOYMENT

         Personal income increased by 3.0% in 2002. It is expected to increase by 4.7% in 2003 and by 6.0% in 2004.

         Strong consumer spending is likely to continue. Excluding sales of new light vehicles, consumer spending will increase at about a 2.5% annual rate in the first half of 2003. This rate jumps to 4.5% at year-end, when tax cuts and rebates begin to flow, and could accelerate further in early 2004. Personal consumption is expected to increase by 2.5% for all of 2003, and by 4.6% in 2004.

         After declining 0.1% in the last quarter of 2002, payroll employment is expected to decline an additional 0.2% in the first quarter of 2003, before it increases by 0.5% in the second quarter. For the year as a whole, payroll employment is expected to increase by 0.4% in 2003, following a decline of 0.9% in 2002. The labor market is expected to further recover in 2004, as employment increases by 2.3%. The unemployment rate is expected to reach its maximum level of 6.3% in the second quarter of 2003, then decline to an average 5.3% in 2004 and 5.0% in 2005.

HOUSING

         Residential investment is heading into 2003 on an exceptionally strong note. Builders are rushing to get projects to the selling stage before mortgage rates rise. Housing starts are expected to slip from their fourth quarter pace of 1.747 million to 1.677 million in 2003 and 1.642 million 2004. Residential construction will become a drag on GDP growth over the course of the year despite a high level of activity.

         Some of the strength in single-family housing, however, will be offset by a slowdown in the multi-family sector because rental vacancy rates are rising rapidly.

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                             DESCRIPTIVE INFORMATION

                          GENERAL ECONOMIC PERSPECTIVE

BUSINESS INVESTMENT

         Business spending on equipment is on the recovery track. Total nonresidential fixed investment is expected to increase by 3.6% in 2003, after a decline of 5.8% in 2002. Overall, the current forecast calls for real spending on producers' durable equipment to jump nearly 6% in 2003 and 12% in 2004. The growth in equipment spending will be more than enough to offset the slump in nonresidential construction. Business spending on structures is expected to drop by 3.6% this year after falling by 16.4% in 2002.

GOVERNMENT SPENDING

         Behind the forecast is the assumption that Congress will enact a package of tax cuts worth about $80 billion on an accrual basis in 2003. On a cash basis, much of the benefit will be felt in early 2004. There will likely be another round of rebate checks, but only a small portion will be spent immediately.

         Although state and local governments were still increasing purchases at the end of 2002, some serious trimming in the remainder of 2003 is probable. With fewer than six months left in most states' fiscal years and budgets running in the red, painful cuts can no longer be avoided. The easy cuts have been made and rainy-day funds have been depleted. Layoffs are occurring, consultants are being cut loose, and fees are being raised. Tax increases will be next, but probably not before 2004.

INTERNATIONAL TRADE AND THE DOLLAR

         The strong dollar and the poor global economy are hurting American exports. Although the dollar has fallen from its peak, it has not dropped far enough to significantly assist U.S. exporters. In addition, the delay of the European Central Bank in cutting interest rates and the failure of European governments to pursue more simulative fiscal policies, as well as Japan's reluctance to modernize its financial sector, all restrict the global market for U.S. goods and services.

         Exports are expected to advance by 4.4% in 2003, followed by 9.1% growth in each of the next two years. Imports will grow faster than exports in 2003, adding to the current account deficit.

         The deficit on the current account balance of payments is expected to deteriorate further to ($547.0) billion in 2003, from ($500.5) billion in 2002. Despite a continuing decline in the value of the dollar, the current account deficit is projected to widen to ($614.8) billion in 2004 and ($653.3) billion in 2005.

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                             DESCRIPTIVE INFORMATION

                          GENERAL ECONOMIC PERSPECTIVE

SUMMARY - WISCONSIN OUTLOOK

         The Wisconsin economy will struggle this year to achieve positive employment growth. The previous forecast in November 2002 used employment estimates through September as a base for projecting employment growth of 1.4% this year. Now, due to large employment benchmark revisions and a lower national forecast, Wisconsin employment growth this year is expected to show only a small positive change of 0.2% over 2001. Labor markets are still quite weak, consumer spending has slowed, and business investment plans remain on hold until some clarity is given to the Iraqi and terrorist situations.

         Personal income growth in Wisconsin is now expected to advance by 3.3% in 2003, after a gain of 3.0% in 2002. Because inflation is expected to accelerate slightly this year, real personal income growth is expected to slow to 1.2% in 2003 after a 1.6% gain in 2002.

         The outlook for the longer term is better than the outlook for the next few months. If a war in Iraq is both quick and successful, the national economy is poised to begin a recovery phase that should last into 2004 and 2005. The Wisconsin economy will follow suit. Employment growth for 2004 is now projected to be 2.3%, followed by growth of 2.1% in 2005. Personal income growth is expected to be 4.9% in 2004 and 5% in 2005.

         The newly revised data on Wisconsin employment now show that total wage and salary employment growth has remained below zero since the second quarter of 2001. At the time of the last forecast in November, it was thought that employment growth had already turned the corner into positive territory. Now, employment data show that Wisconsin entered the 2001 recession before the U.S. and has remained below the U.S. employment growth path up to the present.

EMPLOYMENT OUTLOOK

         The relatively large downward revision to total employment has altered the expectations for near-term employment growth in Wisconsin. The current forecast calls for a small decline (0.2%) annual rate, in total nonfarm employment during the first quarter of 2003. The weakness will continue into spring when total job growth is expected to be 0.4% at an annualized rate. Employment growth is expected to accelerate during the last two quarters of 2003, growing by 1.1% in the third quarter and by 2.4% in the fourth. For all of 2003, total employment should average 0.2% higher than the average for 2002. The unemployment rate, at 5.3% in the last quarter of 2002, may bump up to 5.8% by mid-year before beginning to slide back down to an average of 4.7% in 2004 and 4.4% in 2005.

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                             DESCRIPTIVE INFORMATION

                          GENERAL ECONOMIC PERSPECTIVE

         Wisconsin manufacturing industries continue to bleed jobs and are expected to show continued declines through the third quarter of this year. The number of manufacturing jobs was 523,700 in the fourth quarter, down 2.9% from the third quarter. It is now expected that the number of manufacturing jobs will fall to a level of 510,500 before growth resumes in the fourth quarter. The growth of manufacturing jobs is expected to be 1.2% in 2004 and 2.9% in 2005. On a year-over-year basis, the growth in manufacturing jobs is expected to catch up to growth in total employment by the end of 2004 and then decelerate along with total employment growth to a rate of 1.3% to 1.4% at the end of 2006.

INCOME OUTLOOK

         Wisconsin personal income grew at a 5.1% annual rate in the third quarter of 2002, up from a revised rate of 3.2% in the second quarter. Year-over-year gains in personal income have shown steady improvement since the 2.0% posting for fourth quarter of 2001. Year-over-year growth in total personal income has been 2.3%, 2.8%, and 3.4%, respectively, for the first through third quarters of 2002. Based on preliminary estimates of employment for the last quarter of 2002, we estimate that the growth in personal income in the October through December period was estimated to be 0.3% at an annualized rate. The year-over-year growth continues to improve, however, to 3.6%.

         The outlook for personal income growth is for continued moderate gains for the next two quarters until employment gains begin to boost income growth above 4% in the last quarter of 2003 and above 5% for most of 2004 and 2005. Personal income growth is expected to average 3.3% for all of 2003 and move up to 5.0% growth in 2004, followed by 5.1% growth in 2005.

         Wages and salaries grew by 2.7% in 2002 and are estimated to grow by 2.4% in 2003. When employment growth resumes in 2004 and 2005, wage and salary income growth bumps up to 4.9% in 2004 and 5.0% in 2005. Other labor income, a category of income that includes fringe benefits such as employer's contributions to employee health plans, has been growing quite rapidly recently. Other labor income grew by 7.6% in 2002 and is expected to grow by 6.8% this year. The forecast for growth in other labor income remains robust in 2004 at 7.2% and in 2005 at 6.5%.

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                             DESCRIPTIVE INFORMATION

                          GENERAL ECONOMIC PERSPECTIVE

LOCAL OUTLOOK

         The Bank's office is located in Waukesha, Wisconsin, which is located in Waukesha County. Accordingly, we will look at the economic outlook for this county.

         WAUKESHA COUNTY - The total population in Waukesha County grew by nearly 51,000 people, or 16.7%, between the 1990 census and January 1, 2000, when the county's total population was 360,767. Waukesha County grew an additional 1.7% from 2000 to 2001. This growth rate is higher than the state rate of 8.5% and the national rate of 8.7%. From a metropolitan perspective, this growth rate in the 1990s was behind Washington County, 20.8%, but ahead of both Ozaukee County, 12.3%, and Milwaukee County, (0.5%). Through July 1, 2001, Waukesha County's population growth continued with an increase of 1.7%; which was higher than the state's growth rate of 0.7% during this period.

         While the unemployment rate in Waukesha County closely mirrors fluctuations within the state of Wisconsin, the Waukesha County rate has remained significantly lower than either the national or the state unemployment rate over the past five years. In 2001, the unemployment rate in Waukesha County averaged 3.3%, compared to 4.7% in the state of Wisconsin and 4.8% in the nation. During 2002, Waukesha County's unemployment rate peaked at 5.0% in February and declined to a low of 3.9% in May, increased to 4.4% in June, and then declined to 3.4% in October. Waukesha County's unemployment rate in December 2002 was 3.8%, which was significantly less than the state of Wisconsin's rate of 4.9%.

         Waukesha County's nonfarm wage and salary employment one-year growth rate of 0.8% was less than the state job growth rate of 2.4%, however, the five-year growth rate of 14.3% exceeded the state growth rate of 11.8%. Waukesha County employers added 28,600 jobs from 1996 to 2001. Employers from the services industries added over 22,800 jobs during this period, while manufacturers added nearly 5,800 jobs during this period. Over the past five years, the industries experiencing the highest growth rates in the county included construction; retail trade; finance, insurance, and real estate; and miscellaneous services; meanwhile, the largest decline was in the transportation, communications, and utilities industries. In 2001, the largest employers in Waukesha County (all employing greater than 1,000 persons) include Kohl's Department Stores, Quad/Graphics, General Electric Medical Systems, Waukesha Memorial Hospital, The Gap, Target Stores, Cooper Power Systems, Wal-Mart, United Parcel Service, and Community Memorial Hospital of Menomonee Falls.

         In 2000, the median household income of Waukesha County was $62,839, which was the highest in the four county metropolitan area. The per capita personal income (PCPI)

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                             DESCRIPTIVE INFORMATION

                          GENERAL ECONOMIC PERSPECTIVE

includes total income from wages and self-employment, assets, and transfer payments divided by total population. In 2000, the PCPI in Waukesha County of $39,659 was the second highest county in the state of Wisconsin and equaled 141% of the state's PCPI.

SUMMARY

         The current economic outlook affects the Bank in two primary ways. The negative economic climate may hamper continued growth. Unemployment has risen and manufacturing slowed in many parts of the country, including southeast Wisconsin. In addition, decreasing interest rates have caused an increase in the number of people refinancing their mortgages, upgrading their houses or building homes. The fees generated from the refinancings are not expected to be recurring, however. The Bank is also located in one of the most prosperous counties in the state of Wisconsin. The outlook for the Bank, from an economic standpoint, is neutral.

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                             DESCRIPTIVE INFORMATION

                              INDUSTRY INFORMATION

INDUSTRY BACKGROUND

         Bank chains were originally formed on an informal basis as a group or chain of banks to control the banking atmosphere in an area. The chains were comparatively informal banking organizations which were formed by individuals or partnerships who had acquired a substantial interest in two or more banks. Bank holding companies on the other hand, were formerly organized and chartered as corporations. There was no formal regulation of the banking chains and bank holding companies until the Banking Act of 1933. However, the 1933 regulation did not regulate the formation or expansion of holding companies, but merely required the establishment of certain reserves and the publishing of financial statements on a periodic basis.

         The next significant legislation was the Bank Holding Company Act of 1956, which applied to corporations controlling 25% or more of the voting shares of two or more banks. It did not apply to individuals, partnerships nor corporations owning a single bank. The 1956 Act formulated standards for the development of bank holding companies and specified that the companies confine their activities to banking and closely related services. The holding companies were forced to divest themselves of ownership or control of other kinds of business. The major significance of the Bank Holding Company Act of 1956 was that corporations controlling multiple banking units were to be fully regulated by Federal law.

         There was no further legislation concerning the bank holding companies until 1966 when the Bank Holding Company Act amendments of 1966 were approved by Congress. Perhaps the most important element of the 1966 law concerned bank acquisitions and the anti-trust laws. The amendment paralleled action taken by Congress earlier in the year in enacting the Bank Merger Act of 1966. The basic goal of the amendments to the Bank Holding Company Act was to establish uniform standards for the bank agencies and the courts in evaluating the legality of bank holding company acquisitions. Since bank holding companies had to control two or more banks, many banks thought of establishing one-bank holding companies. A one-bank holding company offered new and profitable outlets for the investment of funds.

         The substantial growth in the number of one-bank holding companies formed between 1965 and 1969 led to the Bank Holding Company Act Amendments of 1970. The final version of the law ended the exemption to the Bank Holding Company Act that one-bank holding companies had enjoyed since 1956. In addition, the new law modified provisions of the 1956 Act covering the activities closely related to banking in which the bank holding companies could engage. The activities permissible for bank holding companies were to be closely related to banking and could be expected to produce benefits to the public. Congressional intent behind

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                             DESCRIPTIVE INFORMATION

                              INDUSTRY INFORMATION

the Bank Holding Company Act is clearly to regulate the ownership of bank shares and bank holding company entry into activities relating to the banking business.

         More recent changes in banking regulation include passage of the Financial Institutions Reform Act of 1989 ("FIRREA") which expanded the authority of regulators to demand corrective actions at banks and to recover FDIC losses from bank-affiliated parties. The FDIC Improvement Act of 1991 ("FDICIA") gave the FDIC greater authority over bank capital requirements and bank operations, including restricting state-chartered bank activities to those allowed by federally-chartered banks. The Riegle-Neal Interstate Banking and Branch Efficiency Act of 1994 allowed bank holding companies to expand to all states and for banks to acquire a bank in another state and turn the acquired offices into their own branches. The Gramm-Leach-Bliley Act of 1999 allowed bank holding companies to become financial holding companies and to engage in a greater range of non-bank activities, such as securities brokerage and insurance, repealing provisions of the Glass-Steagall Act of 1933 that had kept banks out of the securities business.

CURRENT CONDITIONS

         According to the FDIC's Quarterly Banking Profile, insured commercial banks and savings institutions earned $25.6 billion in the fourth quarter of 2002, a 16.0% increase over the fourth quarter of 2001. The average return on assets was 1.23% in the fourth quarter, compared to 1.12% in the fourth quarter of 2001. The improvement in earnings in the fourth quarter had many sources including lower expenses for credit losses and higher gains on the sale of securities, which was the result of lower interest rates. In addition, gains on asset sales and increased service charges lifted noninterest income, and strong growth in interest-bearing assets boosted net interest income.

         Net interest income was up by $2.5 billion, 3.7%, from a year earlier, even though net interest margins were narrower, because interest-earning assets were 7.4% higher than a year ago. The average net interest margin in the fourth quarter was 3.92%, down from 4.03% in the fourth quarter of 2001. With short-term interest rates falling during the fourth quarter, margins declined from third-quarter levels at small banks and thrifts, because their liabilities are less interest sensitive than their assets in the current low-rate environment.

         Banks and thrifts set aside $13.7 billion in provisions for loan losses in the fourth quarter, $2.5 billion, 15.7%, less than a year earlier, when large banks had sizable provisions for

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                             DESCRIPTIVE INFORMATION

                              INDUSTRY INFORMATION

troubled loans to large corporate and foreign borrowers. This is the first year-over-year decline in quarterly loss provisions in more than three years, since the third quarter of 1999.

         Sales of securities produced gains totaling $4.2 billion, an increase of $1.6 billion, 58.7%, from the fourth quarter of 2001, and the second-highest quarterly total ever, after the $4.3 billion in gains realized in the third quarter of 2002. Noninterest income was up by $3.3 billion, 7.7%, as gains on loan sales rose by $1.5 billion, 83.7%, and gains on sales of other assets increased by $707 million. In addition, income from service charges on deposit accounts increased by $578 million, 7.8%. These improvements outweighed declines in other categories of noninterest income, such as trading revenue, which was down 24.7% and fiduciary income, which was 8.5% lower.

         Net loan charge-offs were $12.2 billion in loans and leases during the fourth quarter, $1.4 billion, 10.0%, less than a year earlier. The improvement came from a $1.8 billion, 29.7%, decline in charge-offs to commercial and industrial ("C&I") borrowers. Meanwhile net charge-offs on leases increased by $299 million, 177.1%, compared to the fourth quarter of 2001. Net charge-offs on consumer loans other than credit cards were $129 million, 7.1%, higher than a year earlier. However, growth in noncurrent loans (loans 90 days or more past due or in nonaccrual status) declined by $21 million during the fourth quarter. Although small, this represented the first quarterly decline in noncurrent loans since the fourth quarter of 1999.

         The number of insured commercial banks and thrifts reporting financial results declined from 8,080 to 7,887 during 2002. During the year, ten commercial banks failed, while 297 were absorbed in mergers with other financial institutions, and 91 new banks reported financial results. The number of commercial banks that failed is the highest since 1994. In the fourth quarter, the total number of banks and thrifts on the FDIC's "problem list" decreased from 146 to 136, and the total assets of the "problem institutions" declined from $42 billion to $39 billion.

CONCLUSION

         The outlook for the banking industry improved slightly during the fourth quarter of 2002. While the recent loan growth and mortgage refinancing boom will help increase bank fees in the short term, the longer-term outlook is not as good. A sizeable percent of the gains in the quarter are based on the high levels of gains on the sales of securities and one-time fees from the sale of mortgages and other assets. However, loan quality appears to be improving, and higher levels of earnings assets and higher noninterest income levels resulted in strong earnings in the

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                             DESCRIPTIVE INFORMATION

                              INDUSTRY INFORMATION

fourth quarter. With the stabilized level of noncurrent loans being offset by continued uncertainty with the economy, the overall outlook for the industry is now considered neutral.

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                             DESCRIPTIVE INFORMATION

                            LOAN PORTFOLIO DISCLAIMER

         We have not examined the loan portfolio of the Bank. Direct examination would have been beyond the scope of this valuation assignment. Management represented that the valuation reserve for loan losses was adequate as of January 3, 2003. The valuation conclusion of this report is rendered in direct reliance upon the representations by management.

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                             DESCRIPTIVE INFORMATION

                  REVIEW OF FINANCIAL POSITION AND PERFORMANCE

         We have reviewed the financial position and performance of the Bank over the relevant period of analysis. This review entailed an analysis of the Bank's current financial statements in comparison with prior years and conversation with management that enhanced our understanding of the business reasons for changes in the financial statements. Results of this review that have specific valuation implications are noted below or at the appropriate point in the valuation section of this report. The financial statements used are from December 31, 1998 to 2002, which are included in Exhibits C and D of this report.

OVERVIEW

         The Bank's total assets grew at a compound annual growth rate (CAGR) of 27.5% since 1998. Total assets were $63.2 million at December 31, 1998, $86.5 million at December 31, 1999, and then grew at a much more rapid pace in the next three years to $167.2 million at December 31, 2002 mainly due to the injection of additional capital in 2000 and 2002, which allowed the Bank to increase total assets without raising regulatory concerns.

         Between December 31, 1998 and 2002, investments decreased at a compound annual rate of (43.1%) and net loans grew at a CAGR of 39.2%. Investments and net loans had balances at December 31, 2002 of $2.0 million and $155.7 million, respectively. Deposits have grown at a CAGR of 25.4% between 1998 and 2002. Deposits totaled $55.1 million at December 31, 1998 and $136.1 million at December 31, 2002. Fed funds purchased and securities sold have traditionally been a small source of funds for the Bank with balances of $925,000 on December 31, 1999, $815,000 on December 31, 2001, and $1,475,000 on December 31, 2002.
Likewise, other borrowed money has traditionally been a small portion of funding, however, beginning in 2002, the Bank became a member of the Federal Home Loan Bank of Chicago and had a balance of $13.6 million as of December 31, 2002.

         The Bank's return on average assets ("ROA") and return on equity (ROE) are shown below. This and the other bank performance ratios were obtained from the Uniform Bank Performance Reports available on the FDIC's Web site. The peer group net income data has been adjusted to include tax-effecting earnings of subchapter S banks. The Bank and peer group data for 2002 is as of September 30, 2002, the date of the most recent available data.

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                             DESCRIPTIVE INFORMATION

                  REVIEW OF FINANCIAL POSITION AND PERFORMANCE

                                RETURN ON ASSETS

                       2002    2001    2000     1999   1998
                       ----    ----    ----     ----   ----
InvestorsBank          1.32%   1.23%   0.62%    0.67%  0.71%
Peer Group             1.10%   1.01%   1.17%    0.98%  1.07%

                                RETURN ON EQUITY

                       2002     2001    2000    1999    1998
                       ----     ----    ----    ----    ----
InvestorsBank         13.89%   15.02%   7.18%   6.56%   4.26%
Peer Group            12.36%   11.32%  13.13%  11.24%  11.72%

         The Bank's return on assets declined slightly between 1998 and 2000 and showed strong improvement in 2001 and 2002. The Bank's return on equity improved between 1998 and 2001 as its earnings grew faster than equity and declined in 2002 as its earnings growth slowed while its equity increased with another capital injection from the Holding Company.

HISTORICAL BALANCE SHEETS

         The following discussion focuses on components of the Bank's balance sheet including earning assets, the loan and investment portfolios, fixed assets, deposits, and capital adequacy.

EARNING ASSETS

         Asset utilization, as measured by the ratio of average earning assets to average total assets, has been as follows for the Bank over the last five years. The Bank has historically been higher that its peer group in this measure, however, in the fourth quarter of 2002, the Bank purchased its building for almost $2.4 million, resulting in its investment in premises increasing by a significant amount, causing this ratio to decrease, which is not reflected in the ratios below.

                       2002    2001    2000     1999   1998
                       ----    ----    ----     ----   ----
InvestorsBank          97.93   97.83   97.43   97.67   96.71
Peer Group             94.12   94.22   94.45   93.21   93.19

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                             DESCRIPTIVE INFORMATION

                  REVIEW OF FINANCIAL POSITION AND PERFORMANCE

LOAN PORTFOLIO

         The composition of the loan portfolio by loan type for InvestorsBank at December 31, 2002 is:

Construction and Land Development               $   8,661      5.5%
Residential Mortgages                              41,093     26.1%
Commercial and Other Mortgages                     77,466     49.1%
                                                ---------    -----
   Total Real Estate Loans                        127,220     80.7%
Commercial / Industrial                            28,280     17.9%
Other (including consumer, municipal,
and other loans)
                                                    2,191      1.4%
                                                ---------    -----
Total                                           $ 157,691    100.0%
                                                =========    =====

INVESTMENT PORTFOLIO

         Investment decisions are made within the policy approved by the Board of Directors and are a function of the lending and liquidity needs of the Bank. The portfolio contains a variety of securities that are selected based on maximizing yield while maintaining a low level of risk. All of the Bank's securities are classified as available for sale. The composition of the investment portfolio by type of security for the Bank as of December 31, 2002 is:

Corporate Bonds        $ 1,295    65.3%
FHLB Stock                 689    34.7%
                       -------   -----
Total                  $ 1,984   100.0%
                       =======   =====

FIXED ASSETS

         The Bank operates from headquarters located in Waukesha, Wisconsin. After leasing its location for about five years, the Bank purchased its building for approximately $2.4 million in the fourth quarter of 2002. The Bank's facilities are adequate to meet the needs of the Holding Company and the Bank for the foreseeable future.

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                             DESCRIPTIVE INFORMATION

                  REVIEW OF FINANCIAL POSITION AND PERFORMANCE

DEPOSITS

         At December 31, 2002, the Bank's total deposits were $136.1 million. Historical demand deposits as a percentage of total deposits for the bank are summarized below:

                                 2002      2001      2000      1999      1998
                                 ----      ----      ----      ----      ----
Total Demand Deposits          $ 8,625   $ 6,246   $ 8,033   $ 4,273   $ 2,766
As a % of Total Deposits           6.3%      5.2%      6.2%      5.6%      5.0%

            A large portion of the Bank's deposits are in the form of brokered CDs.

CAPITAL ADEQUACY

         Capital adequacy as measured by the tier one leverage capital ratio for the Bank has improved over the past two years compared to its peer group average, as listed below.

                       2002    2001    2000     1999    1998
                       ----    ----    ----     ----    ----
InvestorsBank          9.79%   8.80%   7.79%   9.37%   11.91%
Peer Group             9.58%   9.60%   9.63%   9.60%    9.53%

HISTORICAL INCOME STATEMENTS

         The following discussion focuses on the components of basic operating income including net interest income, noninterest income, noninterest expense, and securities gains (losses).

NET INTEREST INCOME

         Until recently, the Bank's average yield on its earning assets has been very similar to its peer group average. However, the Bank's net interest spread (net interest income to average earning assets) continues to be lower than the peer group, as shown below.

                 INTEREST INCOME (TE) TO AVERAGE EARNING ASSETS

                       2002    2001    2000     1999   1998
                       ----    ----    ----     ----   ----
InvestorsBank          5.87%   7.62%   8.85%   7.85%   8.24%
Peer Group             6.58%   7.71%   8.41%   8.07%   8.32%

                               NET INTEREST SPREAD

                       2002    2001    2000     1999   1998
                       ----    ----    ----     ----   ----
InvestorsBank          3.46%   3.40%   3.40%   3.46%   3.91%
Peer Group             4.21%   4.13%   4.43%   4.60%   4.65%

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                             DESCRIPTIVE INFORMATION

                  REVIEW OF FINANCIAL POSITION AND PERFORMANCE

NONINTEREST INCOME

         Noninterest income as a percent of average assets over the time period of 1998 to 2002 for the Bank follows. The Bank continues to report higher than peer levels of noninterest income due to its commercial loan and mortgage service fees. However, its commercial loan servicing fees have declined as the size of the Bank increased and the size of the BMSBLC portfolio continues to decrease. The fees are at risk, since this portfolio could be transferred to another institution at any point. The loss of George Schonath could result in the loss of this portfolio, because it is his relationship with BMSBLC that is so important to the Bank keeping the portfolio.

                       2002    2001    2000     1999   1998
                       ----    ----    ----     ----   ----
InvestorsBank          1.18%   1.35%   1.42%   2.13%   3.30%
Peer Group             0.70%   0.66%   0.69%   0.69%   0.77%

NONINTEREST EXPENSES

         The Bank's overhead expenses as a percent of average assets has improved over the past five years from being higher than peer in 1998 to being much lower than the peer group average in 2002, as shown below.

                       2002    2001    2000     1999   1998
                       ----    ----    ----     ----   ----
InvestorsBank          2.20%   2.23%   2.81%   3.63%   5.25%
Peer Group             2.81%   2.89%   2.88%   3.33%   3.31%

SECURITIES TRANSACTIONS

         During the last five years, the Bank had reported no gains or losses on the sale of investment securities.

DIVIDENDS AT THE BANK LEVEL

         Dividend policy is a function of the profitability and capital requirements of the Bank. Over the past five years, the Bank has paid dividends as shown below.

                        2002     2001    2000   1999    1998
                        ----     ----    ----   ----    ----
InvestorsBank          $ 835    $ 300   $ 157   $ 0     $ 0

InvestorsBancorp, Inc.

                                                                              26

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                             DESCRIPTIVE INFORMATION

                  REVIEW OF FINANCIAL POSITION AND PERFORMANCE

HOLDING COMPANY FINANCIALS

         As of December 31, 2002, in addition to its investment in the Bank, the Holding Company's other assets included $126,000 of cash on deposit at the Bank, $269,000 of income taxes receivable, and $159,000 of capitalized legal and placement fees relating to the Trust Preferred Securities. On the valuation date, the Holding Company had $2,000 of accounts payable and $5,155,000 due from a special purpose subsidiary that issued Trust Preferred Securities, which is considered to be capital on a consolidated basis for regulatory purposes. The Trust Preferred Securities were issued in June 2002, the proceeds of which were used to redeem $3.0 million of notes payable and inject $1.95 million of capital into the Bank.

         The main source of the Holding Company's income is dividends received from the Bank. The Holding Company's expenses include interest expense on its outstanding Trust Preferred Securities and professional fees. The Holding Company has not paid any dividends to its shareholders in any of the past five years, as shown on the following page.

InvestorsBancorp, Inc.

                                                                              27

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                             DESCRIPTIVE INFORMATION

                  REVIEW OF FINANCIAL POSITION AND PERFORMANCE

         A summary of the Holding Company's consolidated financial statements are found below.

COMPARATIVE BALANCE SHEETS - CONSOLIDATED
(in thousands)                                  Dec 31,     Dec 31,     Dec 31,     Dec 31,    Dec 31,
                                                 2002        2001        2000        1999       1998
                                               -------------------------------------------------------
  ASSETS
Total cash and due from banks                  $   2,819   $   2,005   $   3,454   $  2,281   $  1,049
Investment portfolio                               2,664       5,347      14,391      6,260     18,960
Fed funds sold                                                             1,250                   540
Net loans and leases                             154,517     123,437     118,779     76,307     39,185
Loans held for sale                                1,188         284         100        566      2,232
Premises and fixed assets                          2,527         182          87         94        127
Other assets                                       3,854       2,505       2,759      1,001      1,008
                                               -------------------------------------------------------
  TOTAL ASSETS                                 $ 167,569   $ 133,760   $ 140,820   $ 86,509   $ 63,101
                                               =======================================================
  LIABILITIES AND EQUITY
LIABILITIES
Deposits                                       $ 135,283   $ 120,014   $ 128,803   $ 76,788   $ 55,005
Fed funds purchased and sec sold                   1,475         815                    925
Other borrowed money                              13,600       3,000       2,500
Other liabilities                                  1,854       1,040       1,551      1,129        912
                                               -------------------------------------------------------
  TOTAL LIABILITIES                              152,212     124,869     132,854     78,842     55,917
                                               -------------------------------------------------------
STOCKHOLDERS' EQUITY
Common stock                                          11          11          11         11         10
Preferred stock                                    5,000
Paid in capital                                    7,317       7,317       7,317      7,317      6,980
Undivided profits and reserves                     4,046       2,374         901        339        194
Less: Treasury stock                              (1,017)       (811)       (263)
                                               -------------------------------------------------------
  TOTAL EQUITY                                    15,357       8,891       7,966      7,667      7,184
                                               -------------------------------------------------------
  TOTAL LIABILITIES AND EQUITY                 $ 167,569   $ 133,760   $ 140,820   $ 86,509   $ 63,101
                                               =======================================================

InvestorsBancorp, Inc.

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                             DESCRIPTIVE INFORMATION

                  REVIEW OF FINANCIAL POSITION AND PERFORMANCE

COMPARATIVE INCOME STATEMENTS           Dec 31,    Dec 31,    Dec 31,    Dec 31,   Dec 31,
       (in thousands)                    2002       2001       2000       1999      1998
                                       ---------------------------------------------------
Total interest income                  $ 8,200    $ 10,063    $ 9,323    $ 5,531   $ 3,261
Total interest expense                   3,786       5,836      5,944      3,089     1,766
Provision for loan and lease loss          471         847      1,038        375       300
                                       ---------------------------------------------------
 Net interest income after provision     3,943       3,380      2,341      2,067     1,195
                                       ---------------------------------------------------
Noninterest income                       1,329       1,828      1,556      1,512     1,386
Noninterest expenses                    (2,718)     (3,068)    (3,063)    (2,623)   (2,202)
                                       ---------------------------------------------------
 Total noninterest (expenses) income    (1,389)     (1,240)    (1,507)    (1,111)     (816)
                                       ---------------------------------------------------
Income from operations                   2,554       2,140        834        956       379
Current taxes                              882         668        272        362        82
                                       ---------------------------------------------------
Net income                             $ 1,672    $  1,472    $   562    $   594   $   297

Cash dividends paid                    $     0    $      0    $     0    $     0   $     0
                                       =======    ========    =======    =======   =======

InvestorsBancorp, Inc.

                                                                              29

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                                    VALUATION

                                   BOOK VALUE

         The book value (shareholders' equity or net worth) of a company is not always definitive of the fair value for that company. Many analysts however, use book value as a benchmark for comparison over time and in comparison with other companies currently.

         The reported book value of the Holding Company's common stock as of December 31, 2002 was $10,357,000. After exercising the options and warrants, the book value would increase by $972,000. The adjusted book value would be $11,329,000. The adjusted book value per share would be $10.73 based on 1,055,966 shares issued and outstanding on a fully diluted basis. We did not consider any asset valuation adjustments in this report.

InvestorsBancorp, Inc.

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                                    VALUATION

                           DETERMINATION OF FAIR VALUE

GENERAL APPROACH OF VALUATION

         The performance of the Bank has been discussed at length above. Consequently, we have determined that it is appropriate to develop the valuation conclusion of the Holding Company directly based upon the consolidated earnings power of the Holding Company and the Bank.

         Valuation is ultimately a matter of informed judgment, based upon a full consideration of all relevant data, as well as the purposes of the valuation. Based upon our overall review, we have considered three primary valuation methods in the determination of value for the Holding Company and Bank. The valuation methods considered are discussed in the following sections.

InvestorsBancorp, Inc.

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                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

         The purpose and function of the valuation and the definition of fair value was given in the Valuation Consultant's Report. The valuation procedures and techniques must be consistent with the purpose of the valuation and the definition of fair value.

         The discussion in this section is intended to provide an overview of the three basic valuation approaches available that may be used in the valuation process. While all of these methods are not used in every case, consideration has been given to three methods which are deemed to be appropriate for the company in arriving at our opinion of value.

         The methods discussed in this section are presented to demonstrate methods which may be used to value the total equity business enterprise, or 100% of a business.

         In the valuation of any property or business, there are generally three approaches to value which may be examined as indicators of value. These three approaches are as follows:

              1.       The Income Approach

              2.       The Market Approach

              3.       The Cost Approach

         In the income approach, value is dependent on the present worth of future economic benefits to be derived from ownership. Value indications are developed by discounting future net cash flows available for distribution to their present worth at market-based rates of return.

         Value estimates are established in a market approach by an analysis of recent sales or offerings of comparable property.

         The cost approach considers the value of a property to be that amount required to erect or to construct a facility of equal utility. As applied to the valuation of the common stock of a company which sells products or services, the cost approach calls for a summation of the net book values of the company's assets and a reduction of that aggregate by the total of the company's liabilities.

         Each of the described approaches may be used to develop an indication of the fair value of the owners' equity of a business enterprise; however, the appropriateness of these approaches varies with the type of business being appraised. For asset-rich companies, such as real estate holding companies, the underlying assets are key elements in the success of the enterprise. As a result, the cost and income approaches generally provide the best indications of value since these approaches emphasize the current depreciated value of the assets and their long-range earning power.

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                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

         For manufacturing and service companies, the income and market approaches would generally be most appropriate because the value of these companies is more dependent on their ability to generate earnings than on the value of the underlying assets used in production or service.

         In this valuation, all three approaches were considered to value the Holding Company, however, three methods of a market approach were utilized.

         The methods considered under the Market Approach are based upon historical prices paid for the Holding Company's stock, comparisons with a selected group of guideline public companies, and comparison with a selected group of guideline bank transactions.

         The Income Approach, which might consider methods such as the Historical Capitalized Cash Flow Method or the Discounted Future Earnings Method, is not considered specifically in this appraisal. In our opinion, given the existence of the group of guideline companies and guideline transactions described in Exhibit F, the capitalization of earning power as developed in the market approach is an appropriate and sufficient earnings-based methodology for the current appraisal, taken in combination with the other valuation methods considered.

InvestorsBancorp, Inc.

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                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

HISTORICAL PRICES PAID METHOD

         The determination of value based on the historical prices paid for the Holding Company's stock is shown on page 36. To determine the fair value of the Holding Company's stock based on historical prices, we must determine the appropriate control premium to add to the price paid in the public market. By adding a control premium to the public market value for the Holding Company's stock, we effectively convert the value on a marketable, minority interest basis into a marketable, majority interest basis, which we previously determined would equal the fair value of the Holding Company's stock.

DETERMINATION OF THE CONTROL PREMIUM

         To realize the full value of a property, whether through continued use or through sale, an investor must hold a controlling interest in the partnership, corporation, or ownership group that holds the asset. Evidence of this can be found in the fact that the acquisition of a publicly traded corporation usually is effected at a premium to the minority share price observed prior to the transaction announcement. Therefore, a property interest carrying rights and prerogatives inferior to those of full control must be less valuable, on a per share basis, than a controlling interest in the same property. A controlling interest provides substantial benefits including the ability to:

         1.  select directors and appoint management;

         2.  determine management compensation;

         3.  set the policies of the company;

         4.  determine the course of the business;

         5.  make acquisitions or sell the business;

         6.  declare dividends; and

         7.  change the articles of incorporation or bylaws.

         As a result of these benefits, the controlling shareholder usually reaps more rewards from the ownership of the business than minority shareholders. Consequently, substantial value has been placed on these benefits in the marketplace in the form of a control premium.

         To determine a reasonable control premium applicable to an interest in the Holding Company, we utilized a study by Mercer Capital. Transactions in the stock market almost always represent small minority interests. When a tender offer is made, the person making the offer is seeking control. The premium that the purchaser pays is considered to be a premium for control. The study performed by Mercer Capital arrived at a median of 29.1%. The premium paid in many cases also reflects a premium paid as a result of a strategic acquirer.

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                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

         Additionally, there are several factors that can influence the premium paid. These include, but are not limited to:

   -     The holding company's management

   -     The ability to replace management

   -     Restriction on transfer of interest

   -     Leverage of the holding company

   -     The holding company's size

   -     Number of shareholders

   -     Concentration of control

   -     Size of block being valued

   -     Volatility of assets

   -     Time of termination of entity

         The Holding Company's management appears good. However, the loss of George Schonath, the Bank's president and key employee would have a negative affect on the business until an appropriate replacement was found. The risk involved in the possible death of Mr. Schonath is in part mitigated by an insurance policy, however. The insurance policy is worthless if Mr. Schonath were to leave his employment. Other members of the Bank's management may be replaced by someone with industry experience. A large portion of the Holding Company's revenue is due to fee income from a formerly related company. The loss of this fee income would dramatically affect the earnings of the Holding Company. Additionally, the Bank's use of brokered CDs presents a risk.

         There are currently no restrictions on the sale or transfer of the Holding Company's common stock. The Holding Company is not overly leveraged. The Holding Company's size is approximately $167 million in total assets, which is on the small size for the banking industry in a major metropolitan area. As of January 3, 2003, the Bank's president owned 22.9% of the Holding Company's common stock, and a related entity controlled an additional 22.5% of the Holding Company's common stock. Combined, the Bank's president and various family members controlled a total of 61.3% of the Holding Company's outstanding fully diluted shares.

         The Bank's assets have historically grown at a rapid pace. This is no guarantee of this type of growth in the future and a large amount of fees were due to refinancing, which in all likelihood will not occur in the immediate future. The termination date of the entity is not in the foreseeable future.

InvestorsBancorp, Inc.

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                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

         Taking all of these factors into consideration, we feel that a control premium of 20% would be appropriate for the Holding Company.

VALUE DETERMINATION USING THE HISTORICAL PRICE METHOD

         As of the valuation date, the Holding Company traded under the symbol INVB.OB on the NASDAQ over-the-counter system. The 30 day closing average was $12.64. Due to the thinness in trading of the Holding Company's stock and due to one buyer accounting for most transactions, we utilized the 30 day closing average. Since this results in a marketable, minority basis of value, we added a 20% control premium to this figure resulting in the fair value of the common stock of InvestorsBancorp, Inc. of $15.17 per share for a marketable, majority interest, based on 1,055,996 fully diluted shares outstanding.

GUIDELINE COMPANY METHOD

         One of the generally accepted methods of determining a capitalization factor is through the use of comparisons with similar companies whose stocks are publicly traded. The comparative method is used below. We should mention, however, three major limitations of this approach. First, it is virtually impossible to find perfect guideline companies. All of the companies listed in Exhibit F are bank holding companies, with operations centered in the Midwest. The comparable group is used either to provide an indication of how the public markets would treat InvestorsBancorp, Inc. if the market for its stock were active and public or to provide guidelines for developing appropriate capitalization rates.

         Second, required disclosure for public companies notwithstanding, we are not privy to "inside" information for any of the guideline companies. Consequently, we use reported financial information without any adjustments. We believe this is proper because the impersonal market makes all necessary adjustments and reflects them in the market prices of each stock. Abnormal valuation indications from the marketplace are eliminated based upon the analysis of the comparable group below.

         The third limitation results from the first two: It is left to the analyst to derive an appropriate capitalization rate for the Holding Company based upon a review of the Holding Company and the group of guideline companies.

         By convention, analysts express the relationship between the price of a stock and its earnings in the form of the ratio of current market price to earnings (i.e., the price/earnings ratio) and current market price to book (i.e., the price-to-book ratio). If the industry guideline group is

InvestorsBancorp, Inc.

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                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

sufficiently homogeneous with respect to the companies selected, their recent performances, projected performances, and the public market's reaction to their performance, analysts typically calculate some form of average price/earnings ratio as representative of the group. We have chosen regional bank holding companies with a majority of their operations located in Midwest states, which would face similar challenges with local economic conditions as the Holding Company. Information on these companies is presented in Exhibit F.

         Based upon the group selected, as well as our experience in following financial institutions, we believe the group of regional bank holding companies presented in Exhibit F is sufficiently representative of the region's financial institutions for use in developing market-based capitalization factors (earnings multiples) in the present valuation of InvestorsBancorp, Inc. The objective is to determine the multiple at which the Holding Company's shares would trade for if its shares traded in the same range as other Midwest bank holding companies.

         Since the Holding Company has $5.0 million of outstanding Trust Preferred Securities and just three of the ten guideline companies has similar issues of Trust Preferred Securities, we adjusted the traditional price to earnings multiple to reflect this difference. We feel this is important since the holders of the Trust Preferred Securities have liquidation preference over common stock.

         The determination of value using the guideline company method is shown below. Under this valuation method, first a determination of ongoing earning power of the Holding Company must be made and then a rate must be identified with which to capitalize these earnings.

DETERMINATION OF ONGOING EARNING POWER

         In our opinion, the adjusted ongoing earning power of the Holding Company is equal to the adjusted earnings for 2002. While we would normally use a weighted average of several prior years, due to the Holding Company's strong growth rate and significantly higher earnings in 2001 and 2002, we believe the most recent earnings are the most reflective of the Holding Company's ongoing earning power.

         Based on adjusted 2002 earnings, the determination of adjusted ongoing net income as presented in Exhibit E is $1,672,000. We believe this amount reasonably estimates the Bank's projected ongoing earning power. The determination of ongoing earning power is capitalized based on the Guideline Public Company method.

InvestorsBancorp, Inc.

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                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

VALUATION DETERMINATION USING THE GUIDELINE COMPANIES METHOD

         The median capital (common stock plus Trust Preferred Securities) to earnings multiple for the publicly traded companies was 11.23 times earnings. The average capital to earnings multiple was 11.70. Based on our overall analysis, we have considered the median capital to earnings multiple of the group of 11.23 as our base capitalization factor in the present valuation.

         While the Holding Company is in a metropolitan area and has a strong growth rate, the growth is expected to slow and there is significant competition in the Milwaukee area. Additionally, there is reliance on a key person, the Bank relies on brokered CDs for deposits, the Bank has one location, and the Bank relies significantly on the fee income from BMSBLC. The servicing agreement has annual renewals that allow for either party to withdraw upon written notice at least 60 days in advance of the termination date. Accordingly, based on our analysis, we selected a capitalization factor of 8.42 (See Exhibit F) to apply to the Holding Company's financials.

         Since we used a capitalization factor based on the capital to earnings ratios of publicly traded companies, the results must be adjusted by the $5.0 million of outstanding Trust Preferred Securities. In addition, since this capitalization factor was based on marketable, minority interests in publicly traded companies, we must also add the previously determined 20% control premium to this figure. Additionally, the cash from exercising the options and warrants must be added. This calculation results in the fair value of the common stock of InvestorsBancorp, Inc., of $11.24 per share for a marketable, majority interest, based on 1,055,996 fully diluted shares outstanding.

PRICE TO BOOK MULTIPLE

         The median and average price to book ratio of the guideline companies selected were 1.32 and 1.40, respectively. Based on the analysis discussed earlier, the median price to book multiple was reduced to 1.06. Adding a control premium, and adding the cash from exercising the options and warranties, the fair value per share using this method is $13.37.

         Averaging the two publicly traded methods proves a conclusion of $12.31 per share. See Exhibit E for additional information.

InvestorsBancorp, Inc.

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                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

GUIDELINE TRANSACTION METHOD

         We also looked to transactions (sales or purchases) of bank holding companies located in the upper Midwest to determine a value for the Holding Company. Through the review of the transaction database compiled by SNL Securities Corp., we selected five of the 27 transactions announced in 2002 that involved targets that were the most similar to the Holding Company. In addition, we eliminated five transactions where complete information on the purchase price was not available. Information regarding the five guideline transactions is shown in Exhibit F.

PRICE TO EARNINGS MULTIPLE

         The transaction data in Exhibit E indicates that the average and median price to earnings multiples paid were 13.80 and 13.79, respectively. In selecting an appropriate price to earnings multiple, it is also helpful to note the inverse relationship that exists between return on average equity and price to earnings multiples. Due to the Bank's reliance on a key person, the reliance on brokered CDs for deposits, the Bank's one location, the Bank's reliance on the fee income from BMSBLC and strong competition, but offset by the metropolitan area and strong growth, we decreased the multiple to 10.3.

         The Holding Company's adjusted 2002 earnings were $1,672,000, which is multiplied by the selected price to earnings multiple of 10.3. We then adjusted for the Holding Company's Trust Preferred Securities and the cash to be received from the exercise of the options and warrants before dividing by the number of fully diluted shares. The conclusion reached was $12.56. Since the multiple is based on sales of bank holding companies, its result is an enterprise control value; therefore, we did not need to add a control premium to the result.

PRICE TO BOOK VALUE MULTIPLE

         The transaction data in Exhibit E indicates the average and median price to book value multiples paid were 1.53 and 1.50, respectively. Based on our analysis, we selected the median price-to-book value multiple of 1.50 as a starting point. As a result of the reasons listed in the guideline transaction method price-to-earnings multiple, we reduced the multiple to 1.2.

         The Holding Company's shareholder's equity on December 31, 2002 was $10,357,000, which was multiplied by the selected price to earnings multiple of
1.2. We then added back the cash to be received for the exercise of the options and warrants before dividing by the number of fully diluted shares. The conclusion was $12.69. In addition, since the multiple is based on

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                                    VALUATION

                        SPECIFIC APPROACHES TO VALUATION

sales of bank holding companies, its result is an enterprise control value; therefore, we did not need to add a control premium to the result.

VALUATION DETERMINATION USING THE GUIDELINE TRANSACTIONS METHOD

         Averaging the two guideline companies' methods yields a conclusion of $12.63 per share. See Exhibit E for additional information.

InvestorsBancorp, Inc.

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                                    VALUATION

                           CORRELATION AND CONCLUSION

         The choice of valuation approaches used in a given situation depends upon a number of different factors. The choice is determined by the type of business being valued, the reason for the valuation, and the availability of necessary information. For the subject Holding Company, the following indications of value for the Holding Company on a marketable, majority interest basis, was estimated using the various valuation methods as previously described in this report and indicated below:

                                                                            Per Share
    Valuation Method                                                           Value
    ----------------                                                       -----------
Historical Prices Paid Method                                                $15.17

Guideline Companies Method                                                   $12.31

Guideline Transactions Method                                                $12.63
                                                                             ------

CONCLUDED VALUE OF STOCKHOLDERS' EQUITY,
    MARKETABLE, MAJORITY INTEREST BASIS                                      $13.37
                                                                             ======

         Based on these valuation methods, we believe a reasonable estimate of the per share fair value for the common stock on a marketable, majority interest basis, of InvestorsBancorp, Inc. to be $13.37 as of January 3, 2003.

         Throughout this valuation, we have attempted to analyze the subject property and financial data in the same manner as a prospective purchaser would. The valuation analysis is subject to assumptions and conditions specified in this report and in the attached Statement of General Assumptions and Limiting Conditions. The reasoning and procedures employed have been set forth in the preceding valuation report. The analysis and conclusions are supported to a greater degree in the working papers.

         The valuation analysis included discussions with management concerning the history and nature of the business, a study of the economic status and prospects of the business, and a review and analysis of historical financial information and other pertinent records and documents furnished to us. The financial statements and other records and documents were accepted, without investigation, as properly representing the Bank, the Holding Company, their operations, and condition.

         Based on the investigation and premises as outlined, it is concluded that, at January 3, 2003, the fair value per share of the common stock of InvestorsBancorp, Inc. determined as a majority, marketable basis based on 1,055,966 fully diluted shares outstanding is:

                  THIRTEEN DOLLARS AND THIRTY SEVEN CENTS     $13.37

InvestorsBancorp, Inc.

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            STATEMENT OF GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

         The service provided by Wipfli Ullrich Bertelson LLP has been performed in accordance with recognized professional valuation standards, the Code of Ethics of the American Society of Appraisers (ASA), and the Institute of Business Appraisers (IBA). Our compensation is not contingent upon our conclusions of value. We assume, without independent verification, the accuracy of all data provided to us. All files, working papers or documents developed during the course of the assignment shall be our property. We will retain this data for at least five years.

         Opinions are subjective and can be greatly altered by a change in underlying assumptions or conditions. The valuation consultant's opinion does not constitute advice for any specific action. The valuation consultant instead offers an opinion of value under the assumptions and conditions which are expressed or implied. The client has been made aware of these assumptions and conditions, and accordingly accepts responsibility and liability for subsequent actions they take. In accepting this document, the client agrees that he or she understands and accepts this provision. The valuation consultant's opinion is subject, further, to the following assumptions and conditions:

1. The property or business has been valued assuming responsible ownership and good management unless otherwise set forth in the report. Any assumed liabilities are shown in the report, and it is assumed that no contingent liabilities exist unless otherwise noted.

2. The valuation consultant has not considered the impact of unknown legal contingencies, taxes, or costs payable on a sale, or other matters outside the scope of this valuation engagement. The titles of all real estate and improvements are assumed to be good and in marketable condition.

3. No right is given to publish all or part of the valuation report or attachments without the valuation consultant's consent. No right to expert testimony is included unless agreed in advance.

4. The valuation consultant has no present interest or contemplated interest in the property being valued. Neither his employment nor his fee are contingent upon the value opinion given.

5. The valuation consultant has gathered information from sources thought to be reliable. While the data cannot be guaranteed, the valuation consultant certifies that to the best of his knowledge and belief, the statements, information, source data, and materials contained in this valuation and working papers are correct.

6. Data supporting the valuation consultant's opinion is more fully documented in the valuation consultant's working papers. Those papers are located in the confidential file at the valuation consultant's office and are available for reference as necessary.

InvestorsBancorp, Inc.
                                                                              42

Wipfli Ullrich Bertelson LLP

            STATEMENT OF GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

7. The valuation is valid only for the purpose stated herein. Any other use or reliance by the client or third parties is invalid.

8. This valuation opinion is given for the benefit of the client. The opinion shall not be revealed to unauthorized third parties without the consent of the valuation consultant. In that case, the entire opinion shall be revealed including all attachments and this Statement of General Assumptions and Limiting Conditions. The valuation consultant shall assume no liability for any actions, which third parties may take, based upon their interpretation of this opinion.

9. The opinion given in this engagement assumes that the business will continue to be operated in its present form. In this context, we have valued the business as a closely-held business giving due consideration to the risks and limitations as appropriate.

10.      Synergies relating to a sale have not been considered.

11. The value estimate is predicated on the assumption that there is no hazardous material on or in the property that would cause a loss in value. The valuation consultant, however, is not qualified to detect potentially hazardous materials which may affect the value of the property. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

12. This appraisal is valid only for the appraisal date or dates specified herein and only for the appraisal purpose or purposes specified herein. The client warrants that any reports, analysis, or other documents prepared for it by the appraiser will be used only in compliance with all applicable laws and regulations.

InvestorsBancorp, Inc.

INDEX TO EXHIBITS

Certificate of Valuation Consultant...........................................  Exhibit A
Information Sources Used In Valuation.........................................  Exhibit B
Comparative Balance Sheets....................................................  Exhibit C
Comparative Income Statements.................................................  Exhibit D
Adjusted Historical Earnings..................................................  Exhibit E
Guideline Company Data........................................................  Exhibit F
Guideline Transaction Data....................................................  Exhibit G

EXHIBIT A

CERTIFICATE OF VALUATION CONSULTANT

Wipfli Ullrich Bertelson LLP

                       CERTIFICATE OF VALUATION CONSULTANT

I certify that, to the best of my knowledge and belief:

         The statements of fact contained in this report are true and correct. However, please review the "information sources" exhibit for a more detailed explanation of the data used. You will note that I have not audited, or in any other manner attempted to verify, the data presented to me.

         The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are my personal, unbiased professional analyses, opinions, and conclusions.

         I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

         My employment and compensation in connection with this report are not contingent on any action or event resulting from the analyses, opinions, or conclusions in or the use of this report.

         My analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice.

         This report sets forth general assumptions and limiting conditions affecting the analysis, values, and conclusions. No other assumptions and limiting conditions were expressed verbally or are implied.

         No persons other than the undersigned prepared the analyses, values, or conclusions set forth in this report.

         All Accredited Senior Appraisers (ASAs) employed by Wipfli Ullrich Bertelson LLP are in compliance with the requirements of the American Society of Appraisers' mandatory recertification program.

/s/ William D. Thumstedter                  Dated: /s/ March 20, 2003
------------------------------------------         ----------------------------
William D. Thumstedter, MBA
Manager, Business Valuation/M&A Services

/s/ Kevin M. Janke                          Dated: /s/ March 20, 2003
------------------------------------------         ----------------------------
Kevin M. Janke, CPA/ABV, ASA
Partner, Business Valuation/M&A Services

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                              PROFILE OF APPRAISER

WILLIAM D. THUMSTEDTER

PROFESSIONAL HISTORY

Bill joined Wipfli Ullrich Bertelson LLP in 2002 and is a client service professional in our Eau Claire office. Bill specializes in the valuation of closely held businesses.

Prior to joining Wipfli, Bill worked for approximately five years as an appraiser in the business valuation field. This included experience at a regional correspondent bank completing appraisals of banks and bank holding companies and at a regional accounting firm in the upper Midwest completing valuations of companies in a variety of industries. His prior experience includes working as a commercial bank examiner with the State of Wisconsin, a consumer compliance examiner for the Federal Reserve Bank of Minneapolis, and a financial analyst in the applications section of the Federal Reserve Bank of Minneapolis.

Bill works exclusively on valuation-related engagements for a variety of purposes including estate planning, gifting, buying or selling a business, and divorce. In addition to the above, his services have included preparation of projections, forecasts, and cash flow analyses.

LICENSES AND PROFESSIONAL MEMBERSHIPS

Bill has successfully completed the four business valuation courses of the American Society of Appraisers' appraiser certification program as well as passed the required ethics and USPAP examinations. To obtain a designation from the ASA, he needs to submit two appraisal reports that can pass the close scrutiny of a senior appraiser.

EDUCATION

University of Wisconsin-Madison, B.B.A. in Accounting, 1986
Carlson School of Management at the University of Minnesota, M.B.A. in Finance, 1991

InvestorsBancorp, Inc.

Wipfli Ullrich Bertelson LLP

                              PROFILE OF APPRAISER

KEVIN M. JANKE

PROFESSIONAL HISTORY

Kevin has been with Wipfli Ullrich Bertelson LLP since 1990 and is currently a partner in our Wausau office. For his first three years, he performed and then managed audit engagements for clients in manufacturing, financial services, and other industries including SEC clients.

After the first three years, Kevin began to specialize in litigation support and valuation of closely held businesses. He now works exclusively with attorneys for various accounting- and valuation-related litigation support and with clients that require business appraisal services for purposes of buying or selling their business, divorce, estate planning, or gifting.

In addition to the above, his services have also included preparation of projections, forecasts, and cash flow analysis, assistance in obtaining financing for various business ventures, and economic damages analysis.

LICENSES AND PROFESSIONAL MEMBERSHIPS

Certified Public Accountant, Accredited Senior Appraiser with the American Society of Appraisers, Accredited in Business Valuation through the American Institute of Certified Public Accountants.

Member of the American Institute of Certified Public Accountants, Wisconsin Institute of Certified Public Accountants, American Society of Appraisers, and Estate Planners Forum of Marathon County.

EDUCATION

University of Wisconsin-La Crosse, B.S. in Accounting

InvestorsBancorp, Inc.

EXHIBIT B

INFORMATION SOURCES USED IN VALUATION

Wipfli Ullrich Bertelson LLP

                      INFORMATION SOURCES USED IN VALUATION

         Many sources of information were used when preparing this valuation. The information included data obtained in a personal interview with key individuals from the Holding Company and Bank.

         The sources of information used and considered for this valuation included the following:

         1.       Financial statements per FDIC for 1998 through 2001.

         2.       Internal financial statements and regulatory filings for 2002.

         3.       Uniform Bank Performance Report for September 30, 2002.

         4.       Stockholders' list as of January 3, 2003.

         5.       Key personnel list.

         6.       Trade associations and industry sources.

         7. Information on the U.S. economy, regional economy, state economy, and local economy gathered from various trade publications, reports, and articles.

         8. Industry information gathered from The Wall Street Journal, Encyclopedia of American Industries, FDIC's Quarterly Banking Profile, trade publications, reports and articles.

         9. Information for the guideline companies method was gathered from CBS Marketwatch, Yahoo! Finance, and SEC filings found on EDGAR.

         10. Information for the guideline transactions method was purchased from SNL Securities Corporation.

         11.      Various other information.

Note that Wipfli Ullrich Bertelson LLP has not performed a separate compilation, review, or audit for this valuation, but has accepted the financial information as previously presented. The financial data summarized in this report is for valuation purposes only. The financial data is not to be relied on for other purposes. Refer to the compiled financial statements for other purposes.

InvestorsBancorp, Inc.

EXHIBIT C

COMPARATIVE BALANCE SHEETS

INVESTORSBANCORP
WAUKESHA, WISCONSIN

COMPARATIVE BALANCE SHEETS - PARENT COMPANY ONLY
  (in thousands)

                                          Dec 31,    Dec 31,    Dec 31,   Dec 31,
                                           2002       2001       2000      1999
                                          ---------------------------------------
   ASSETS
Total cash and due from banks             $   180    $   427    $   355   $   300
Investment in the Bank                      8,724      8,149      7,633     5,988
Receivable from subsidiary                                 3         12
Loan Participations                           370        272        325       401
Premises and fixed assets                      37         37         38        75
                                          ---------------------------------------
        TOTAL ASSETS                      $ 9,311    $ 8,888    $ 8,363   $ 6,764
                                          =======================================

   LIABILITIES AND EQUITY
LIABILITIES
Note payable - short-term
Note payable - long-term                                 494        639       840
Other liabilities                               2          2         54        29
                                          ---------------------------------------
        TOTAL LIABILITIES                       2        496        693       869
                                          ---------------------------------------
   STOCKHOLDERS' EQUITY
Common stock                                2,164      2,164      2,164       923
Retained earnings                           7,447      6,881      5,499     5,058
Accum other comprehensive income              341        159          7       (86)
Less: ESOP loan                              (643)      (812)
                                          ---------------------------------------
        TOTAL EQUITY                        9,309      8,392      7,670     5,895
                                          ---------------------------------------

           TOTAL LIABILITIES AND EQUITY   $ 9,311    $ 8,888    $ 8,363   $ 6,764
                                          =======================================

INVESTORSBANK
WAUKESHA, WISCONSIN

COMPARATIVE BALANCE SHEETS
   (in thousands)

                                                                                            5 year
                                    Dec 31,    Dec 31,    Dec 31,    Dec 31,    Dec 31,     Average       CAGR
                                     2002       2001       2000       1999       1998     1998 - 2002  1998 - 2002
                                   ----------------------------------------------------   ------------------------
   ASSETS
Total cash and due from banks      $  2,819   $  2,005   $  3,454   $  2,281   $  1,049    $  2,322       28.0%
Portfolio investments                 1,984      5,347     14,391      6,260     18,960       9,388      -43.1%
Fed funds sold                                              1,250                   540         358     -100.0%
Net loans and leases                155,705    123,721    118,879     76,873     41,499     103,335       39.2%
Premises and fixed assets             2,527        182         87         93        127         603      111.2%
Other assets                          4,122      2,387      2,649      1,001      1,008       2,233       42.2%
                                   ----------------------------------------------------   --------------------
   TOTAL ASSETS                    $167,157   $133,642   $140,710   $ 86,508   $ 63,183    $118,240       27.5%
                                   ====================================================   ====================
   LIABILITIES AND EQUITY
LIABILITIES
Deposits                           $136,067   $120,029   $128,812   $ 76,788   $ 55,088    $103,357       25.4%
Fed funds purchased and sec sold      1,475        815                   925                    643        n/a
Other borrowed money                 13,600                                                   2,720        n/a
Other liabilities                     1,236        997      1,465      1,128        911       1,147        7.9%
                                   ----------------------------------------------------   --------------------
   TOTAL LIABILITIES                152,378    121,841    130,277     78,841     55,999     107,867       28.4%
                                   ----------------------------------------------------   --------------------
STOCKHOLDERS' EQUITY
Common stock                            100        100        100        100        100         100        0.0%
Surplus                              11,100      9,150      9,140      6,890      6,890       8,634       12.7%
Undivided profits and reserves        3,579      2,551      1,193        677        194       1,639      107.2%
                                   ----------------------------------------------------   --------------------
   TOTAL EQUITY                      14,779     11,801     10,433      7,667      7,184      10,373       19.8%
                                   ----------------------------------------------------   --------------------
     TOTAL LIABILITIES AND EQUITY  $167,157   $133,642   $140,710   $ 86,508   $ 63,183    $118,240       27.5%
                                   ====================================================   ====================

INVESTORSBANK
WAUKESHA, WISCONSIN

COMMON SIZE BALANCE SHEETS

                                                                                            5 year
                                     Dec 31,    Dec 31,    Dec 31,    Dec 31,    Dec 31,    Average
                                      2002       2001       2000       1999       1998     1997-2001
                                     ---------------------------------------------------------------
   ASSETS
Total cash and due from banks          1.7        1.5        2.5        2.6        1.7        2.0
Portfolio investments                  1.2        4.0       10.2        7.2       30.0       10.5
Fed funds sold                         0.0        0.0        0.9        0.0        0.9        0.4
Net loans and leases                  93.1       92.6       84.4       88.9       65.6       84.9
Premises and fixed assets              1.5        0.1        0.1        0.1        0.2        0.4
Other assets                           2.5        1.8        1.9        1.2        1.6        1.8
                                     ------------------------------------------------------------
   TOTAL ASSETS                      100.0      100.0      100.0      100.0      100.0      100.0
                                     ============================================================

   LIABILITIES AND EQUITY
LIABILITIES
Deposits                              81.4       89.8       91.4       88.7       87.2       87.7
Fed funds purchased and sec sold       0.9        0.6        0.0        1.1        0.0        0.5
Other borrowed money                   8.1        0.0        0.0        0.0        0.0        1.6
Other liabilities                      0.7        0.7        1.0        1.3        1.4        1.0
                                     ------------------------------------------------------------
   TOTAL LIABILITIES                  91.2       91.2       92.6       91.1       88.6       90.9
                                     ------------------------------------------------------------
EQUITY
Common stock                           0.1        0.1        0.1        0.1        0.2        0.1
Surplus                                6.6        6.8        6.5        8.0       10.9        7.8
Undivided profits and reserves         2.1        1.9        0.8        0.8        0.3        1.2
                                     ------------------------------------------------------------
   TOTAL EQUITY                        8.8        8.8        7.4        8.9       11.4        9.1
                                     ------------------------------------------------------------
    TOTAL LIABILITIES AND EQUITY     100.0      100.0      100.0      100.0      100.0      100.0
                                     ============================================================

EXHIBIT D

COMPARATIVE INCOME STATEMENTS

INVESTORSBANCORP
WAUKESHA, WISCONSIN

COMPARATIVE INCOME STATEMENTS - PARENT COMPANY ONLY
   (in thousands)

                                              Dec 31,    Dec 31,    Dec 31,    Dec 31,
                                               2002       2001       2000       1999
                                              ----------------------------------------
Dividend income from the Bank                 $  702     $  522     $  301     $  301
Other income from the Bank                        30         46         67         74
Other income                                      28         55         76         73
                                              ---------------------------------------
  Total income                                   760        623        444        448
                                              ---------------------------------------

Interest expense                                   8         37         60         64
Other expenses                                    24         52         44         49
                                              ---------------------------------------
  Total noninterest income                        32         89        104        113
                                              ---------------------------------------
Net income before taxes and equity in
  undistributed net income of the Bank           728        534        340        335
Provision for income taxes                                              24          9
                                              ---------------------------------------
Net income before equity in undistributed
  net income of the Bank                         728        534        316        326
Equity in undist. net income of the Bank         393        364        310        338
                                              ---------------------------------------
Net income                                    $1,121     $  898     $  626     $  664
                                              =======================================

Cash dividends paid                           $  557     $  447     $  249     $  242

INVESTORSBANK
WAUKESHA, WISCONSIN

                                                                                                               5 year
COMPARATIVE INCOME STATEMENTS            Dec 31,       Dec 31,       Dec 31,       Dec 31,       Dec 31,       Average       CAGR
(in thousands)                            2002          2001          2000         1999           1998      1998 - 2002  1998 - 2002
                                        ----------------------------------------------------------------    ------------------------
Total interest income                   $  8,200      $ 10,064      $  9,317      $  5,508      $  3,261     $  7,270       25.9%
Total interest expense                     3,282         5,582         5,757         3,090         1,761        3,894       16.8%
Provision for loan and lease loss            472           847         1,038           375           300          606       12.0%
                                        ----------------------------------------------------------------    --------------------
  Net interest income after provision      4,446         3,635         2,522         2,043         1,200        2,769       38.7%
                                        ----------------------------------------------------------------    --------------------

Noninterest income                         1,797         1,826         1,542         1,534         1,386        1,617        6.7%
Gains (losses) on sale of securities                                                                                         n/m
Noninterest expenses                       3,400         3,024         3,048         2,620         2,207        2,860       11.4%
                                        ----------------------------------------------------------------    --------------------
  Total noninterest expenses              (1,603)       (1,198)       (1,506)       (1,086)         (821)      (1,243)      18.2%
                                        ----------------------------------------------------------------    --------------------

Income from operations                     2,843         2,437         1,016           957           379        1,526       65.5%
Current taxes                                980           769           343           362            82          507       85.9%
                                        ----------------------------------------------------------------    --------------------
Net income                              $  1,863      $  1,668      $    673      $    595      $    297     $  1,019       58.3%
                                        ================================================================    ====================

Cash dividends paid                     $    835      $    300      $    157      $      0      $      0     $    258        n/m
Dividends as a % of net income              44.8%         18.0%         23.3%          0.0%          0.0%        17.2%       n/m

INVESTORSBANK
WAUKESHA, WISCONSIN

                                                                                                 5 Year
                                           Dec 31,    Dec 31,    Dec 31,    Dec 31,    Dec 31,   Average
COMMON SIZE INCOME STATEMENTS               2002       2001       2000       1999       1998    1997-2001
                                           ---------------------------------------------------  ---------
Total interest income                      100.0      100.0      100.0      100.0      100.0      100.0
Total interest expense                      40.0       55.5       61.8       56.1       54.0       53.6
Provision for loan and lease loss            5.8        8.4       11.1        6.8        9.2        8.3
                                           -------------------------------------------------    -------
  Net interest income                       54.2       36.1       27.1       37.1       36.8       38.1
                                           -------------------------------------------------    -------

Noninterest income                          21.9       18.1       16.6       27.9       42.5       22.2
Gains (losses) on sale of securities
Noninterest expenses                        41.5       30.0       32.7       47.6       67.7       39.3
                                           -------------------------------------------------    -------
  Total noninterest expenses               (19.5)     (11.9)     (16.2)     (19.7)     (25.2)     (17.1)
                                           -------------------------------------------------    -------

Income from operations                      34.7       24.2       10.9       17.4       11.6       21.0
Current taxes                               12.0        7.6        3.7        6.6        2.5        7.0
                                           -------------------------------------------------    -------
Net income                                  22.7       16.6        7.2       10.8        9.1       14.0
                                           =================================================    =======

EXHIBIT E

ADJUSTED HISTORICAL EARNINGS

INVESTORSBANCORP, INC.
WAUKESHA, WISCONSIN

VALUATION OF THE HOLDING COMPANY - GUIDELINE COMPANY METHOD
   (amounts in thousands)

THE HOLDING COMPANY'S HISTORICAL AND ADJUSTED EARNINGS

                                          Dec 31,       Dec 31,      Dec 31,       Dec 31,          Dec 31,
Net Income for the Year ended              1998          1999         2000          2001             2002
                                         --------------------------------------------------------------------
Income from operations                   $ 379,000     $ 956,000    $ 834,000    $ 2,140,000      $ 2,554,000
Current taxes (as reported)              $  82,000     $ 362,000    $ 272,000    $   668,000      $   882,000
                                         --------------------------------------------------------------------
Adjusted Historical Earnings             $ 297,000     $ 594,000    $ 562,000    $ 1,472,000      $ 1,672,000
                                         ====================================================================

DETERMINATION OF THE ESTIMATED FAIR MARKET VALUE OF THE HOLDING COMPANY

Estimated Ongoing Earnings (most recent period - rounded)                                       $  1,672,000

Capital to Earnings Multiple based on Guideline Public Company Method                                    8.4
                                                                                                ------------
Fair Market Value of the Holding Company                                                        $ 14,077,161

Less: Outstanding Trust Preferred Securities                                                   ($  5,000,000)
                                                                                                ------------
Fair Market Value of the Holding Company, on a minority, marketable basis                       $  9,077,161

Add: Control Premium (20%)                                                                      $  1,815,432
Add: Cash from exercising options and warrants                                                  $    972,000
                                                                                                ------------
Fair Value of the Holding Company, on a marketable, majority interest basis                     $ 11,864,593

Divided by: Number of shares outstanding - fully diluted basis                                     1,055,996
                                                                                                ------------
Per Share Fair Value of the Holding Company, on a marketable, majority interest basis           $      11.24
                                                                                                ============

II. Holding Company's Book Value as of December 31, 2002                                        $ 10,357,000

Price to Book Multiple based on Guideline Transaction Method                                            1.06
                                                                                                ------------
Fair Market Value of the Holding Company                                                        $ 10,956,512

Less: Outstanding Trust Preferred Securities                                                    $          0
                                                                                                ------------

Fair Market Value of the Holding Company, on a minority, marketable basis                       $ 10,956,512

Add: Control Premium (20%)                                                                      $  2,191,302
Add: Cash from exercising options and warrants                                                  $    972,000
                                                                                                ------------
Fair Value of the Holding Company, on a marketable, majority interest basis                     $ 14,119,814

Divided by: Number of shares outstanding - fully diluted basis                                     1,055,996
                                                                                                ------------
Per Share Fair Value of the Holding Company, on a marketable, majority interest basis           $      13.37
                                                                                                ============

    AVERAGE OF THE TWO VALUE DETERMINATIONS UNDER THIS METHOD                                   $      12.31
                                                                                                ============

INVESTORSBANCORP, INC.
WAUKESHA, WISCONSIN

VALUATION OF THE HOLDING COMPANY - GUIDELINE TRANSACTION METHOD
    (amounts in thousands)

DETERMINATION OF THE ESTIMATED FAIR MARKET VALUE OF THE HOLDING COMPANY

I. Historical Earnings (most recent period)                                                    $  1,672,000

Price to Earnings Multiple based on Guideline Transaction Method                                       10.3
                                                                                               ------------
Fair Market Value of the Holding Company, on a marketable, majority basis                      $ 17,292,660

Less: Outstanding Trust Preferred Securities                                                  ($  5,000,000)
Add:  Cash from exercising options and warrants                                                $    972,000
                                                                                               ------------
Fair Market Value of the Holding Company, on a majority, marketable basis                      $ 13,264,660
Divided by: Number of shares outstanding - fully diluted basis                                    1,055,996
                                                                                               ------------
Per Share Fair Value of the Holding Company, on a marketable, majority interest basis          $      12.56
                                                                                               ============

II. Holding Company's Book Value as of December 31, 2002                                       $ 10,357,000

Price to Book Multiple based on Guideline Transaction Method                                            1.2
                                                                                               ------------
Fair Market Value of the Holding Company, on a marketable, majority basis                      $ 12,428,400

Less: Outstanding Trust Preferred Securities                                                   $          0
Add: Cash from exercising options and warrants                                                 $    972,000
                                                                                               ------------
Fair Market Value of the Holding Company, on a majority, marketable basis                      $ 13,400,400

Divided by: Number of shares outstanding - fully diluted basis                                    1,055,996
                                                                                               ------------
Per Share Fair Value of the Holding Company, on a marketable, majority interest basis          $      12.69
                                                                                               ============
    AVERAGE OF THE TWO VALUE DETERMINATIONS UNDER THIS METHOD                                  $      12.63
                                                                                               ============

EXHIBIT F

GUIDELINE COMPANY DATA

GUIDELINE COMPANY DATA
AS OF DECEMBER 31, 2002

                                                                       30 day avg
                                                         Total          closing        Outstanding      Market          Trust
                                        Ticker          Assets       Price through       Shares     Capitalization    Preferred
Name / Location                         Symbol      (in thousands)     12/31/2002      (millions)     (millions)      (millions)
-------------------------------------------------------------------------------------------------------------------------------
Baylake Corp.                           BYLK.OB       $  904,656       $    13.13         7.48        $    98.21       $  16.10
 Sturgeon Bay, WI

Commercial National Financial Corp      CEFC.OB       $  228,849       $    11.77         3.63        $    42.73       $   0.00
 Ithaca, MI

Heartland Financial USA                 HTLF.OB       $1,785,979       $    15.76         9.86        $   155.39       $   0.00
 Dubuque, IA

Horizon Bancorp                         HBNC          $  720,100       $    24.49         1.98        $    48.49       $  12.00
 Michigan City, IN

Iowa First Bancshares Corp.             IFST          $  378,705       $    22.92         1.44        $    33.00       $   0.00
 Muscatine, IA

Mahaska Investment Company              OSKY          $  540,787       $    15.10         3.92        $    59.19       $  10.00
 Oskaloosa, IA

Mid-Wisconsin Financial Services Inc    MWFS.OB       $  368,040       $    27.07         1.69        $    45.75       $   0.00
 Medford, WI

Monroe Bancorp                          MROE          $  533,317       $    13.19         6.10        $    80.46       $   0.00
 Bloomington, IN

Princeton National Bancorp              PNBC          $  587,525       $    20.88         3.23        $    67.44       $   0.00
 Princeton, IL
    Average
    Median

Selected  Multiple  *

                                               Trailing Twelve Months             Price       Capital        Last        Price to
                                           -------------------------------       to TTM       to TTM       Qtr End         Book
Name / Location                             ROA          ROE       Earnings      Earnings    Earnings     Book Value      Value
-------------------------------------------------------------------------------------------------------------------------------
Baylake Corp.                              1.00%        13.98%      $ 1.15        11.42        13.29        $ 8.62         1.52
 Sturgeon Bay, WI
Commercial National Financial Corp         1.33%        13.13%      $ 0.78        15.09        15.09        $ 6.16         1.91
 Ithaca, MI
Heartland Financial USA                    1.13%        16.44%      $ 1.68         9.38         9.38        $12.60         1.25
 Dubuque, IA
Horizon Bancorp                            0.83%        14.21%      $ 2.75         8.91        11.11        $20.89         1.17
 Michigan City, IN
Iowa First Bancshares Corp.                0.93%        13.55%      $ 2.48         9.24         9.24        $20.49         1.12
 Muscatine, IA
Mahaska Investment Company                 1.03%        10.73%      $ 1.41        10.71        12.52        $13.64         1.11
 Oskaloosa, IA
Mid-Wisconsin Financial Services Inc       1.30%        14.56%      $ 2.65        10.22        10.22        $19.11         1.42
 Medford, WI
Monroe Bancorp                             1.17%        14.32%      $ 1.00        13.19        13.19        $ 7.25         1.82
 Bloomington, IN
Princeton National Bancorp                 1.08%        12.37%      $ 1.86        11.23        11.23        $15.79         1.32
 Princeton, IL
                                           ------------------                     ------------------                       ----
    Average                                1.09%        13.70%                    11.04        11.70                       1.40
                                           ==================                     ==================                       ====
    Median                                 1.08%        13.98%                    10.71        11.23                       1.32
                                           ==================                     ==================                       ====

Selected  Multiple  *                                                                           8.42                       1.06
                                                                                               =====                       ====

* This multiple was adjusted downwards for the reliance on a key employee, the use of brokered CD's for deposits, the Bank's one location, the amount of fee income from BMSBLC, and other factors offset by the Bank's strong recent growth.

EXHIBIT G

GUIDELINE TRANSACTION DATA

GUIDELINE TRANSACTION DATA
AS OF DECEMBER 31, 2002

                                           Total         Equity /  NPAs /    Trailing Twelve Months         TTM          Price to
                                           Assets        Assets    Assets    ----------------------       Price to         Book
Seller Name / Location                 (in thousands)      (%)      (%)        ROA           ROE          Earnings        Value
---------------------------------------------------------------------------------------------------------------------------------
Fortress Bancshares, Inc.                 $206,802         6.75      n/a       0.89%         13.35%        12.35           1.50
  Westby, WI

Waunakee Bank Shares, Inc.                $103,141         6.07     1.68      -0.23%         -3.87%          n/m           1.43
  Waunakee, WI

Bancorp Inc.                              $ 46,707        10.66     0.18       1.16%         10.57%        14.41           1.28
  Cedarburg, WI

Northern Plains Bancshares                $ 46,946         7.43     0.20       1.06%         13.91%        13.17           1.67
  Thief River Falls, MN

Marquette Bank Illinois                   $140,730         9.45     0.18       1.04%         12.12%        15.27           1.77
  Galesburg, IL
                                                          ---------------------------------------------------------------------
  Average                                                  8.07     0.56       0.78%          9.22%        13.80           1.53
                                                          =====================================================================
  Median                                                   7.43     0.19       1.04%         12.12%        13.79           1.50
                                                          =====================================================================
 Selected Multiples  *                                                                                      10.3           1.20
                                                                                                           ====================

* This multiple was adjusted downwards for the reliance on a key employee, the use of brokered CD's for deposits, the Bank's one location, the amount of fee income from BMSBLC, and other factors offset by the Bank's strong recent growth.